AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 1996
                            REGISTRATION NO. 333-2986

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             GEOSCIENCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                      3829
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

           NEVADA                                                76-0497775
(STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NO.)


       10500 WESTOFFICE DRIVE                         RICHARD F. MILES
              SUITE 200                                   PRESIDENT
      HOUSTON, TEXAS 77042-5391                    10500 WESTOFFICE DRIVE
           (713) 785-7790                                 SUITE 200
  (ADDRESS, INCLUDING ZIP CODE, AND                HOUSTON, TEXAS 77042-5391
          TELEPHONE NUMBER,                               (713) 785-7790
INCLUDING AREA CODE, OF REGISTRANT'S         (NAME, ADDRESS, INCLUDING ZIP CODE,
    PRINCIPAL EXECUTIVE OFFICES)              AND TELEPHONE  NUMBER, INCLUDING
                                                AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:


                             J. RANKIN TIPPINS
                        VICE PRESIDENT, GENERAL COUNSEL
    THOMAS P. MASON              AND SECRETARY             T. MARK KELLY
 ANDREWS & KURTH L.L.P.     GEOSCIENCE CORPORATION     VINSON & ELKINS L.L.P.
4200 TEXAS COMMERCE TOWER   10500 WESTOFFICE DRIVE       1001 FANNIN STREET
       600 TRAVIS                  SUITE 200                  SUITE 2300
   HOUSTON, TEXAS 77002    HOUSTON, TEXAS 77042-5391   HOUSTON, TEXAS 77002-6760
     (713) 220-4200              (713) 785-7790              (713) 758-2222

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.


     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

REGISTRATION STATEMENT ITEM AND HEADING                                         PROSPECTUS CAPTION OR LOCATION
- ---------------------------------------                                         ------------------------------
 1.  Forepart of Registration Statement and Outside
        Front Cover Page of Prospectus........................................  Outside Front Cover Page

 2.  Inside Front and Outside Back Cover Pages of Prospectus..................  Inside Front Cover Page; Outside Back Cover Page;
                                                                                Available Information

 3.  Summary Information, Risk Factors and Ratio of Earnings
        to Fixed Charges......................................................  Prospectus Summary; Risk Factors; Selected
                                                                                Combined Financial Data

 4.  Use of Proceeds..........................................................  Use of Proceeds

 5.  Determination of Offering Price..........................................  Outside Front Cover Page

 6.  Dilution.................................................................  Dilution

 7.  Selling Security Holders.................................................  Not Applicable

 8.  Plan of Distribution.....................................................  Front Cover Page; Underwriting

 9.  Description of Securities to be Registered...............................  Front Cover Page; Prospectus Summary;
                                                                                Capitalization; Dividend Policy; Description of
                                                                                Capital Stock

10.  Interests of Named Experts and Counsel...................................  Not Applicable

11.  Information with Respect to the Registrant...............................  Front Cover Page; Prospectus Summary; Risk Factors;
                                                                                The  Company; Capitalization; Dividend Policy;
                                                                                Selected Combined Financial Data; Management's
                                                                                Discussion and Analysis of Financial Condition and
                                                                                Results of Operations; Business; Management;
                                                                                Security Ownership of Management and Certain
                                                                                Beneficial Owners; Combined Financial Statements
12.  Disclosure of Commission Position on Indemnification
        for Securities Act Liabilities........................................  Not Applicable

                   SUBJECT TO COMPLETION, DATED MAY 10, 1996

PROSPECTUS

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

     All of the shares of Common Stock, par value $0.01 per share ("Common Stock"), of GeoScience Corporation, a Nevada corporation ("GeoScience" or the "Company"), offered hereby are being sold by the Company. Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Company has made application to list the Common Stock on the Nasdaq National Market under the symbol "GSCI."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
                                                                      Proceeds
                               Price To       Underwriting               To
                                Public        Discount(1)            Company(2)
- --------------------------------------------------------------------------------

Per Share...................     $              $                       $
- --------------------------------------------------------------------------------
Total(3)....................  $              $                       $
- --------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2)  Before deducting estimated expenses of $500,000 payable by the Company.

(3) The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 300,000 shares of Common Stock from the Company on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public will be $_____ , the total Underwriting Discount will be $____ and the total Proceeds to Company will be $___. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as, and if issued to and accepted by them, and subject to the Underwriters' right to withdraw, cancel, or modify such offer and reject any order in whole or in part. It is expected that delivery of the shares of the Common Stock will be made on or about _________, 1996.


MORGAN KEEGAN & COMPANY, INC.                HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                                          INCORPORATED

                                __________, 1996

******************************************************************************
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A     *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH   *
*  THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD  *
*  NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION      *
*  STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN      *
*  OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE   *
*  ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,            *
*  SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR           *
*  QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                *
******************************************************************************

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Inside Front Cover -- [GRAPHICS AND IMAGE MATERIAL OMITTED] The inside front cover contains various pictures surrounding the Company's logo and name in the center of the page. The picture in the upper left is a vessel towing eight streamer arrays. The picture in the upper right is a subsurface 3-D depiction from the Company's VOXELGEO software. The center left picture is an ocean bottom cable crew deploying cables in the water. The center right picture depicts two men in boats in shallow water deploying the Company's PolySeis System. The bottom left picture is a subsurface 3-D depiction from the Company's GEOSEC 3-D software. The bottom right picture depicts ocean bottom cables stored on a boat and two men on the sides.

     Inside Front Cover Fold-Out -- [GRAPHICS AND IMAGE MATERIAL OMITTED] The inside front cover fold-out depicts a globe with the Company's logo and name surrounded by captions with the Company's principal lines of business and related products. Clockwise from the upper left, these captions read: Ocean Bottom Cable Systems, SYNTRAK-480-24(TM); Seismic Processing, FOCUS; Seismic Interpretation, SEISX; Land-Transition Zone Systems, PolySeis(TM); Marine Streamer Systems, SYNTRAK 480-24(TM); and Interpretation & Visualization, VOXELGEO. Various locations of the Company's places of business are set forth on the right side of the fold-out, which locations are stated, from top to bottom:
Houston, Boulder, Calgary, China, England, Singapore, Caracas, and Moscow.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE SPECIFIED, REFERENCES IN THIS PROSPECTUS TO "GEOSCIENCE" OR THE "COMPANY" SHALL MEAN GEOSCIENCE CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR PREDECESSORS. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS IS NOT EXERCISED.

                                  THE COMPANY


     GeoScience Corporation is a designer, developer and manufacturer of seismic data acquisition systems, geoscientific software and related products. The Company's products are used worldwide in the oil and gas exploration and production industry to identify, define and visualize subsurface geologic structures, primarily to predict the existence and location of oil and gas reserves. The Company's seismic data acquisition systems are used to collect seismic data in marine, transition zone (shallow water and marsh) and land environments, and are well-suited for advanced three-dimensional ("3-D") data collection techniques, including use in connection with time-lapsed 3-D ("4-D") reservoir monitoring activities. The Company's geoscientific software is used primarily by geologists and geophysicists to process and interpret seismic data and to visualize geological structures in three dimensions. The Company's principal customers are major, independent and foreign national oil and gas companies, seismic contractors, geophysical contractors and government agencies around the world. During 1995, approximately 70% of the Company's revenue was attributable to customers outside the United States.

     Seismic surveys and the analysis of seismic and geological data play an essential role in oil and gas exploration and development. Recent improvements in advanced 3-D seismic data acquisition systems, seismic survey techniques and interpretation and visualization capabilities of geoscientific software have significantly increased the quality and quantity of data available to geoscientists, thereby improving the cost-effectiveness of large-scale 3-D seismic data acquisition and geoscientific interpretation projects. In addition, the use of advanced 3-D seismic surveys has increased the drilling success rate experienced by many oil and gas companies. As a result, 3-D projects utilizing these advanced technologies have been accepted in the oil and gas industry as an exploration risk management tool and for field development and are increasingly employed in reservoir monitoring activities.

     SEISMIC DATA ACQUISITION SYSTEMS. The Company's broad range of seismic data acquisition systems, which are manufactured and marketed by the Company's subsidiary Syntron, Inc. ("Syntron"), include systems designed for use in conducting seismic surveys in marine, transition zone and land environments. These systems collect acoustic energy produced by air guns, dynamite and other sound sources that are reflected from subsea or underground geological formations. The acoustic energy is collected by remote sensors in the water, on the ocean floor or on land and converted to digital signals that are transmitted by wireline or radio telemetry to a recording unit. The recording unit simultaneously records the digital signals collected from the multiple sensors to produce integrated seismic data in a form that can be processed and interpreted.

     The Company is a leading designer and manufacturer of seismic data acquisition systems utilized in deepwater marine and ocean bottom environments. The Company's SYNTRAK 480 marine system can be configured to simultaneously record more than 5,000 channels of seismic data that are collected and transmitted through up to 12 towed streamer arrays. The Company believes that this capability is the most technologically advanced in the industry. The Company's OCEAN BOTTOM CABLE System can also simultaneously record more than 5,000 channels of seismic data that are collected and transmitted by cables positioned on the floor of the ocean or other body of water. These cables may be positioned temporarily for a single seismic survey or positioned permanently for purposes of 4-D seismic surveys

                                       3

in connection with advanced reservoir monitoring activities. The Company has recently introduced its SYNTRAK 480 24-bit data acquisition module as the successor to its 16-bit module for use in the Company's marine and ocean bottom seismic data acquisition systems. The new SYNTRAK 480 24-bit module has fewer components, improved reliability, smaller size and improved system performance, including lower distortion and a higher instantaneous dynamic range than the previous module. The 24-bit module is designed to be incorporated with the Company's marine seismic data acquisition systems as a replacement for the 16-bit module, and the Company believes there is a significant replacement market for the 24-bit module from the Company's existing customer base.

     The Company has also recently introduced the POLYSEIS System, a 24-bit radio telemetry data acquisition system designed for use in transition zones and on land. This system utilizes remote data acquisition modules that may be configured to use radio or wireline telemetry, or a combination of both, to permit the simultaneous acquisition of seismic data from transition zone and land environments. The ability to utilize radio telemetry is especially useful in difficult terrain such as swamps or mountains or in environmentally sensitive areas where wireline telemetry methods are not desirable.

     GEOSCIENTIFIC SOFTWARE. The Company, operating through its subsidiary CogniSeis Development, Inc. ("CogniSeis"), develops, markets and supports a full line of applications software for use in processing seismic data and interpreting and visualizing geophysical and geological data, such as seismic data and well logs. Since its introduction in 1980, the Company's applications software for processing seismic data has gained wide acceptance among major, independent and foreign national oil and gas companies and seismic processing contractors. The Company has continued to introduce improved seismic processing software, including FOCUS 3D, an application that provides interactive 3-D processing for computer workstations as well as special interpretation and graphical capabilities. The Company also designs and markets seismic interpretation and visualization software for use by geologists and geophysicists, including the SEISX software designed by the Company's subsidiary Photon Systems Ltd. The Company has recently introduced several new products designed to integrate the processing and interpretation of 3-D seismic data as well as to provide enhanced 3-D visualization. A significant percentage of the Company's software customers pay fees that entitle them to software upgrades and maintenance support. The Company believes that this program promotes continued customer loyalty.

GROWTH STRATEGY

     The Company's growth strategy is focused on (i) the development of technologically advanced products, (ii) the integration of seismic data acquisition, seismic data processing and geological interpretation and (iii) the acquisition of product lines or businesses to complement internal product development. These key elements of the Company's growth strategy can be summarized as follows:

o DEVELOPMENT OF TECHNOLOGICALLY ADVANCED PRODUCTS. The Company is committed to developing technologically advanced products through extensive new product development activities. The Company devoted $9.8 million, $10.4 million and $12.8 million to research and development in 1993, 1994 and 1995, respectively (or 16.2%, 16.4% and 15.2% of revenue for these periods, respectively). These efforts have resulted in the development of new and improved products, including the SYNTRAK 480 24-bit module, the POLYSEIS System and FOCUS 3D. The Company intends to continue to focus on the development of products for use in reservoir monitoring activities. In addition, the Company is developing a seismic data acquisition system utilizing the existing radio telemetry technology of the POLYSEIS System that would be capable of simultaneously recording a significantly greater number of channels than existing systems for use in connection with large scale 3-D seismic surveys conducted on land.

o INTEGRATION OF DATA ACQUISITION, PROCESSING AND INTERPRETATION. The Company has developed products that allow the Company's customers to integrate the acquisition of seismic data with

                                       4

   seismic processing and geologic interpretation to decrease the overall cycle time involved with these processes and to ensure the quality of data through compatibility of systems. The Company has also developed the ability to process seismic data in the field simultaneously with the acquisition of seismic data, which allows the Company's customers to utilize the data more efficiently. In addition, the Company is proceeding with the integration of its various seismic processing, geological interpretation and visualization software programs to facilitate the manipulation of data and to decrease the cycle time necessary to process, interpret and visualize data. The Company believes that the integration of these processes will increase the demand for its products in exploration, development drilling and reservoir monitoring activities.

o STRATEGIC ACQUISITIONS. The Company has recently completed several acquisitions that complement and expand its product lines. In June 1995, the Company completed the acquisition of CogniSeis, a company that designs, develops and markets geoscientific software and related products. In August 1995, the Company acquired the rights to develop, market and sell VOXELGEO, a computer software program used by geologists and geophysicists to interpret and visualize seismic data on a 3-D basis. In September 1995, the Company acquired Photon Systems Ltd., a company that develops, markets and licenses seismic and geologic interpretation systems. In October 1995, the Company expanded its product line to include fiber optic and copper wire seismic cables and associated connectors by acquiring the business and assets of Primatek Industries, Inc. The Company continues to evaluate potential acquisitions of businesses and product lines that the Company believes would complement its existing business.

EXECUTIVE OFFICES

     The Company's executive offices are located at 10500 Westoffice Drive, Suite 200, Houston, Texas 77042-5391 and its telephone number is (713) 785-7790.

TECH-SYM CORPORATION

     The Company is currently wholly owned by Tech-Sym Corporation ("Tech-Sym"), the common stock of which is publicly traded on the New York Stock Exchange. Tech-Sym is a diversified electronics engineering and manufacturing company primarily involved, through its subsidiaries, in the design, development and production of products used for communications and defense systems. Tech-Sym is also involved, through the Company, in the design, development and production of seismic data acquisition systems, geoscientific software and related products. Following the Offering, Tech-Sym will own approximately 79.4% of the Company's outstanding Common Stock (77.0% if the Underwriters over-allotment option is exercised in full). In addition, Tech-Sym and the Company have entered into several agreements governing their relationship following the Offering. See "Relationship with Tech-Sym."

     MULTITRAK(TM), SYNTRAK(TM), SYNTRAK 480(TM), SYNTRON(TM), GEOSEC(TM) AND COGNISEIS DEVELOPMENT, INC.(TM) ARE REGISTERED UNITED STATES TRADEMARKS OF THE COMPANY. APPLICATION HAS BEEN MADE TO REGISTER TERRACUBE AND SYNTRAK 480-24 AS UNITED STATES TRADEMARKS.
                                       5

                                  THE OFFERING

Shares of Common Stock Offered.......  2,000,000 shares

Shares of Common Stock to be
  Outstanding after the Offering.....  9,700,000 shares(1)

Use of Proceeds......................  To retire indebtedness and for general corporate purposes. See "Use of
                                       Proceeds."
Proposed Nasdaq National Market
  Symbol.............................  GSCI
- ------------

(1) Does not include 300,000 shares subject to the Underwriters' over-allotment option and 1,500,000 shares reserved for issuance under the Company's 1996 Equity Incentive Plan. See "Management -- Equity Incentive Plan."


                                  RISK FACTORS


     Prospective purchasers of the Common Stock offered hereby should carefully consider the factors set forth under the caption "Risk Factors." In particular, prospective purchasers should be aware of (i) the risk of technological change relating to the Company's products and the risk of the Company's inability to develop new competitive products in a timely manner, (ii) the risk of decreased demand for the Company's products due to fluctuations in energy industry activity, (iii) the risk of disruption in vendor supplies and the risk of quality control problems with the Company's suppliers, (iv) the Company's reliance on certain significant customers, (v) the credit risk to the Company from certain sales arrangements, (vi) the risk of competition, (vii) risks associated with a significant amount of foreign sales, (viii) the risk of fluctuations in future operating results, (x) the risks of excess or inadequate inventory levels, (xi) the risks associated with protection of intellectual property, (xii) the control of the Company by Tech-Sym, (xiii) the potential conflicts of interest between the Company and Tech-Sym, (xiv) the risks associated with shares of Common Stock available for future sale in the public markets, (xv) the absence of a previous market for the Common Stock, (xvi) dilution to purchasers of Common Stock in this offering, (xvii) the Company's dividend policy and (xviii) the effect of certain anti-takeover provisions included in the Company's Articles of Incorporation and Bylaws.


                                       6

                     SUMMARY COMBINED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary combined financial data as of and for the three years ended December 31, 1995, have been derived from the audited Combined Financial Statements of the Company included elsewhere in this Prospectus. The financial data as of and for the years ended December 31, 1991 and 1992 and as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 are unaudited. Interim results, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. The acquisition of CogniSeis in June 1995 was treated as a pooling of interests and, accordingly, the financial results of CogniSeis are reflected in the Company's financial data for all periods presented. See "The Reorganization."

                                                                                                        THREE MONTHS
                                                       YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                                      ----------------------------------------------------------  ------------------------
                                         1991         1992         1993       1994       1995        1995         1996
                                      -----------  -----------   ---------  ---------  ---------  -----------  -----------
                                      (UNAUDITED)  (UNAUDITED)                                    (UNAUDITED)  (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenue..............................   $55,965      $49,035     $  60,091  $  63,386  $  84,225    $15,506      $24,750
Cost of revenue......................    28,433       23,929        26,840     28,182     43,975      7,870       13,431
                                      -----------  -----------   ---------  ---------  ---------  -----------  -----------
     Gross profit....................    27,532       25,106        33,251     35,204     40,250      7,636       11,319
                                      -----------  -----------   ---------  ---------  ---------  -----------  -----------
Expenses:
     Selling, general and
       administrative expense........    11,589       12,186        14,390     15,818     21,038      4,864        6,713
     Research and development
       expense.......................     9,150        8,940         9,761     10,364     12,827      3,032        3,491
     Interest expense................       617          799           869        997      2,005        241          601
     Interest and other income,
       net...........................       (79)        (366)         (146)      (469)    (1,415)       (81)         (36)
                                      -----------  -----------   ---------  ---------  ---------  -----------  -----------
          Total expenses.............    21,277       21,559        24,874     26,710     34,455      8,056       10,769
                                      -----------  -----------   ---------  ---------  ---------  -----------  -----------
               Income (loss) from
                 continuing
                 operations before
                 income taxes........     6,255        3,547         8,377      8,494      5,795       (420)         550
Provision for (benefit from) income
  taxes..............................     1,746          896         2,595      2,775      1,816       (110)         176
                                      -----------  -----------   ---------  ---------  ---------  -----------  -----------
               Income (loss) from
                 continuing
                 operations..........     4,509        2,651         5,782      5,719      3,979       (310)         374
Discontinued operations(1):
     Loss from operations(2).........        --         (692)         (931)      (926)      (435)      (209)          --
     Loss on disposal(2).............        --           --            --         --       (144)        --           --
                                      -----------  -----------   ---------  ---------  ---------  -----------  -----------
               Net income (loss).....   $ 4,509      $ 1,959     $   4,851  $   4,793  $   3,400    $  (519)     $   374
                                      ===========  ===========   =========  =========  ========== ===========  ===========
OTHER DATA:
Capital expenditures.................   $ 3,910      $ 5,836     $   3,536  $   4,626  $   9,820    $ 1,864      $ 2,504
Depreciation and amortization........     3,232        2,792         3,835      4,573      6,108      1,347        1,635

                                       7


                                                  For The                         For The
                                             Reorganization(3)                  Offering(4)
                                       -----------------------------   -----------------------------
                                                        Three Months                    Three Months
                                        Year Ended         Ended        Year Ended         Ended
                                       December 31,      March 31,     December 31,      March 31,
                                           1995             1996           1995             1996
                                       ------------     ------------   ------------     ------------
PRO FORMA PER SHARE DATA:
Earnings (loss) per common share
     Continuing operations...........     $ 0.50           $ 0.04         $ 0.51           $ 0.06
     Discontinued operations.........     $(0.08)          --             $(0.06)          --
                                       ------------     ------------   ------------     ------------
     Earnings per common share.......     $ 0.42           $ 0.04         $ 0.45           $ 0.06
                                       ============     ============   ============     ============

Weighted average common shares
  outstanding........................      7,700            7,700          9,700            9,700
                                       ============     ============   ============     ============

                                          As Of March 31, 1996
                                       --------------------------
                                                          As
                                         Actual       Adjusted(4)
                                       ----------     -----------

BALANCE SHEET DATA:
Working capital......................  $    4,452      $  31,853
Total assets.........................     103,201        103,202
Notes payable........................      12,000         --
Current maturities of long-term
  debt(5)............................       1,004          1,004
Payable to Tech-Sym..................      29,455         14,055
Long-term debt(5)....................       5,260          5,260
Shareholder's investment.............      33,527         60,928

- ------------

(1) The discontinued operations relate to the Syntron Pressure Controls business (formerly known as Tri-Tech) acquired in 1992 and sold in 1995.

(2) Net of applicable income tax benefits. See Note 8 of Notes to Combined Financial Statements.

(3) Pro forma earnings per share gives effect to the issuance of Common Stock pursuant to the Reorganization and resulting increased general and administrative expenses, net of tax effects, to be incurred as a result thereof.

(4) Adjusted to reflect the issuance and sale of 2,000,000 shares of Common Stock by the Company and the application of the estimated proceeds therefrom, as described under "Use of Proceeds," and to reflect reduced interest charges, net of tax effects, resulting from repayment of debt with Offering proceeds.

(5) See Note 7 of Notes to Combined Financial Statements for information with respect to the Company's indebtedness.

                                       8

                                  RISK FACTORS

     PROSPECTIVE PURCHASERS OF THE COMMON STOCK SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.


RISK OF TECHNOLOGICAL CHANGE; RISK OF INABILITY TO DEVELOP NEW COMPETITIVE PRODUCTS IN A TIMELY MANNER


     The markets for the Company's product lines are characterized by rapidly changing technology and frequent product introductions. Whether the Company can develop and produce successfully, on a timely basis, new and enhanced products that embody new technology, meet evolving industry standards and practice, and achieve levels of capability and price that are acceptable to its customers, will be significant factors in determining the Company's ability to compete. There can be no assurance that the Company will not encounter resource constraints or technical or other difficulties that could delay introduction of new products in the future. If the Company is unable, for technological or other reasons, to develop competitive products in a timely manner in response to changes in the seismic data acquisition and geoscientific software industries or changes in technology, its business and operating results will be materially and adversely affected. In addition, the Company's continuing development of new products inherently carries the risk of inventory obsolescence with respect to its older products. See "Business -- Product Development."

RISK OF DECREASED DEMAND FOR COMPANY PRODUCTS DUE TO FLUCTUATIONS IN ENERGY INDUSTRY ACTIVITY

     Demand for the Company's products is dependent upon the level of worldwide oil and gas exploration and development activity. Such activity in turn is primarily dependent upon oil and gas prices, which have been subject to wide fluctuation in recent years in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. It is impossible to predict future oil and natural gas price movements with any certainty. No assurances can be given as to the future level of activity in the oil and gas exploration and development industry and its relationship to the future demand for the Company's products. See "Business -- Industry Background" and " -- Marketing."

DISRUPTION IN VENDOR SUPPLIES

     The Company's manufacturing processes require a high volume of quality components. The Company has occasionally experienced supply or quality control problems with its suppliers and the Company may experience supply or quality control problems with its suppliers from time to time in the future. Such problems, if incurred, could significantly affect the Company's ability to meet production and sales commitments. Certain components are currently provided by only one vendor, and the Company's reliance on certain vendors, as well as industry supply conditions generally, involves several risks, including the possibility of a shortage or a lack of availability of key components, quality control problems, increases in component costs and reduced control over delivery schedules, any of which could adversely affect the Company's financial results. In situations whereby the Company is unable to rectify supply or quality problems associated with one or more components from particular vendors, redesign of the Company's products may be required and costly delays could result. See "Business -- Manufacturing and Raw Materials."

RELIANCE ON SIGNIFICANT CUSTOMERS

     A relatively small number of customers has accounted for most of the Company's revenue during the last several years. During 1993, 1994 and 1995, the three largest customers in each of those years accounted for a total of approximately 37%, 38% and 39%, respectively, of the Company's revenue, and the Company's single largest customer in those years accounted for 17%, 26% and 21%, respectively, of revenue. The loss of any of these customers could have a material adverse effect on the Company's financial results. See "Business -- Industry Background" and " -- Marketing."

                                       9

CREDIT RISK FROM SALES ARRANGEMENTS

     The Company sells products to many customers on extended-term credit arrangements pursuant to which the Company has received promissory notes from customers as partial consideration for such products. At December 31, 1995, the outstanding principal amount of such notes totaled approximately $7.3 million. In addition, the Company has sold approximately $8.0 million of notes at 100% of their principal amount to a commercial bank pursuant to an arrangement that obligates the Company to repurchase the notes in the event of a customer default or upon certain other occurrences. Significant payment defaults on these notes by customers could have a material adverse effect on the Company's financial position, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Marketing."

COMPETITION

     The markets for seismic data acquisition systems and geoscientific software are highly competitive and are characterized by continual and rapid changes in technology. The Company competes with a number of competitors with respect to each of its product lines, and there can be no assurance that sales of the Company's products will not be adversely affected if its current competitors or new market entrants introduce new products with better functionality, performance, price or other characteristics than the Company's products. In addition, many of the Company's competitors have financial, technical and other resources substantially greater than those of the Company. See "Business -- Competition."

RISKS FROM SIGNIFICANT AMOUNT OF FOREIGN SALES

     The Company's sales outside the United States accounted for approximately 68% and 70%, respectively, of the Company's revenue during 1994 and 1995. Substantially all sales are made in U.S. dollars. Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of war, civil disturbances, embargo and government activities, which may disrupt markets. The significant cost of seismic survey equipment and the difficulty of repossessing such equipment outside the United States could adversely affect the financial condition of the Company if the Company's foreign customers fail to make payments when due with respect to a significant amount of credit extended thereto by the Company or by a bank to which the Company has repayment obligations in the event of such nonpayment. See "-- Credit Risk from Sales Arrangements." Foreign sales are also generally subject to the risks of compliance with additional laws, including tariff regulations and import/export restrictions. The Company is from time to time required to obtain export licenses and there can be no assurance that it will not experience difficulty in obtaining such licenses as may be required in connection with export sales. See "Business -- Marketing" and " -- Regulatory Matters."

FUNDING OF FUTURE CAPITAL REQUIREMENTS

     The Company has historically obtained a significant portion of its financing for acquisitions, capital expenditures and other requirements from Tech-Sym pursuant to intercompany lending arrangements. The Company intends to use approximately $15.4 million of the net proceeds from the Offering to repay a portion of the existing intercompany indebtedness owed to Tech-Sym. The Company has also obtained financing under two revolving credit facilities with commercial banks that, following the application of proceeds from the Offering to repay all outstanding indebtedness thereunder, will provide the Company with $14.2 million of unused borrowing capacity. The repayment of indebtedness under these facilities is currently guaranteed by Tech-Sym. These credit facilities terminate on an annual basis unless renewed by the Company and these banks. Following the Offering, Tech-Sym will have no obligation to lend any money to the Company or to provide any guarantees or other credit support to third parties who may be interested in providing financing to the Company in the future. There can be no assurance that the Company will be able to obtain financing from third parties in the future in the event that Tech-Sym is unwilling to provide financing to the Company and there can be

                                       10

no assurance that the Company's existing credit facilities will be continued or that the effective interest cost associated therewith will not increase if Tech-Sym does not continue to provide its guarantee. In addition, there can be no assurance that the Company will find suitable replacements of such facilities on reasonable terms if they are not renewed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

FLUCTUATIONS IN OPERATING RESULTS

     Due to the relatively high sales price of a seismic data acquisition system (typically ranging from $1.5 million to more than $5.0 million) and relatively low unit sales volume, the timing in the shipment of these systems and the mix of products sold can produce significant fluctuations in quarter-to-quarter and year-to-year financial results. The Company believes that factors affecting such timing may include, among others, fluctuations in world oil and gas prices, political changes in developing countries, seasonality of end-user markets, availability of customer financing, lease/purchase decisions by customers, manufacturing lead times, shortages and quality control problems relating to system components manufactured by third parties, and environmental issues.

RISKS OF EXCESS OR INADEQUATE INVENTORY LEVELS

     The Company typically operates, and expects to continue to operate, without a significant backlog of orders for its products. As a result, the Company's manufacturing plans and inventory levels are based principally on sales forecasts. To meet its forecasted level of sales, the Company maintains an inventory of components and other raw materials that can be used to assemble finished products on a relatively rapid basis. To the extent that orders received for the Company's products are lower than forecasted, the Company may experience higher levels of inventory than would otherwise be desired. To the extent that orders for products are greater than forecasted, the Company may not have sufficient levels of components and other raw materials necessary to manufacture the ordered products, thereby resulting in delays in shipments.

PROTECTION OF INTELLECTUAL PROPERTY

     The Company believes that technology is the primary basis of competition in its industry. The Company relies on a combination of patents, trade secrets, copyrights, contracts, and technical measures to protect its proprietary hardware and software technologies. While certain key technologies have been patented by the Company, it does not typically patent its proprietary technology, even where regarded as patentable. Although the Company currently holds certain patent and other intellectual property rights relating to its product lines, there can be no assurance that the Company's efforts to protect these rights will be successful, that these rights will not be challenged by third parties or that others will not independently develop products similar to the Company's or design around any of the patents owned by the Company. Additionally, intellectual property right protection may be unavailable or ineffective in certain foreign countries in which the Company sells its products. See "Business -- Product Development" and "-- Intellectual Property."

CONTROL BY PRINCIPAL STOCKHOLDER

     The Company is currently wholly owned by Tech-Sym. After completion of the Offering, Tech-Sym will own approximately 79.4% (or 77.0% if the Underwriters exercise their over-allotment option in full) of the Company's outstanding Common Stock. As a result of its stock ownership position following the Offering, Tech-Sym will have the ability to elect all the directors of the Company and generally control the affairs of the Company.

POTENTIAL CONFLICTS OF INTEREST

     Conflicts of interest may arise in the future between the Company and Tech-Sym in a number of areas relating to their ongoing relationships, including allocation of capital, dividends, incurrence of indebtedness, tax matters, financial commitments, registration rights, administration of benefit plans, service arrangements and issuances and sales of capital stock of the Company. A majority of the

                                       11

directors of the Company are also directors of Tech-Sym, and three officers of the Company are also officers of Tech-Sym. See "Management -- Directors and Executive Officers." The Company and Tech-Sym have entered into a number of agreements for the purpose of defining their ongoing relationships. These agreements may, among other things, limit the Company's operating flexibility. In addition, although the Company and Tech-Sym have agreed pursuant to a Tax Allocation Agreement that each party will bear its proportionate amount of federal income taxes, under federal income tax law, each member of a consolidated group (as determined for federal income tax) is also jointly and severally liable for the federal income tax liability of the consolidated group. Similar rules may apply under state income tax laws. See "Relationship with Tech-Sym -- Tax Allocation Agreement."

HOLDING COMPANY STRUCTURE

     The Company was recently formed in connection with the Reorganization pursuant to which all of the outstanding capital stock of Syntron, CogniSeis and Symtronix Corporation ("Symtronix") was contributed to the Company. See "The Reorganization." As a result, the Company is a holding company that conducts all of its operations through subsidiaries. Accordingly, the Company will rely on management fees payable by its subsidiaries, payments of principal and interest on advances made to its subsidiaries, and dividends from its subsidiaries to provide the funds necessary to meet its obligations. The ability of any such subsidiary to make such payments to the Company is subject to applicable laws and contractual restrictions that may restrict or prohibit the making of such payments.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. The 7,700,000 shares outstanding prior to the Offering are not registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, are not freely tradable unless subsequently registered under the Securities Act or exempted from such registration. All of such shares may be sold pursuant to the requirements of Rule 144 promulgated under the Securities Act, subject to certain holding period requirements and volume limitations relating to the sale of securities. In addition, the Company has adopted an equity incentive plan pursuant to which the Company may grant options to its directors, officers and employees, and shares of Common Stock issuable upon exercise of options granted under such plan will become available for future sale in the public market. The Company, all of its executive officers and directors, and Tech-Sym have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any right to purchase or acquire Common Stock without the prior written consent of the Underwriters for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale," "Management -- Equity Incentive Plan" and "Underwriting."

ABSENCE OF PREVIOUS MARKET FOR COMMON STOCK

     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an adequate trading market for the Common Stock will develop or be sustained after the Offering. The initial public offering price has been determined by negotiations between the Company and the Underwriters, and may bear no relationship to the market price for the Common Stock after the Offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Prices for the Common Stock will be determined by the market and may be influenced by many factors, including fluctuations in the Company's net income, the depth and liquidity of the market for the Company's Common Stock, investor perceptions of the Company and general economic and other conditions.

DILUTION

     Investors in the Common Stock offered hereby will experience immediate and substantial dilution. See "Dilution."

                                       12

DIVIDENDS

     The Company historically has not paid and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company presently intends to retain earnings for use in its business, with any future decision to pay cash dividends dependent upon its growth, profitability, financial condition and other factors the Board of Directors may deem relevant.

ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation and Bylaws and the provisions of Nevada law include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a staggered Board of Directors, an authorized blank check preferred stock, restrictions on business combinations and control share acquisitions and the availability of authorized but unissued Common Stock. See "Description of Capital Stock."

                               THE REORGANIZATION

     In March 1996, the Company was formed in connection with a reorganization (the "Reorganization") of the corporate structure of Syntron, CogniSeis and Symtronix, the companies that conduct the businesses of designing, developing, producing and marketing seismic data acquisition systems, geoscientific software and related products. Pursuant to the Reorganization, Tech-Sym contributed all of the outstanding capital stock of Syntron, CogniSeis and Symtronix to the Company. As a result, the Company is a holding company whose only assets consist of shares of capital stock of Syntron, CogniSeis and Symtronix. The Combined Financial Statements included elsewhere in this Prospectus reflect the combined assets and operations of Syntron, CogniSeis and Symtronix, and their subsidiaries, as of the dates and for each of the periods presented in such financial statements.

                                       13

                                    DILUTION

     The net tangible book value (total tangible assets less total liabilities) of the Company as of March 31, 1996, after giving pro forma effect to the Reorganization and assuming 7,700,000 shares of Common Stock of the Company were outstanding as of such date, was $25,930,000 or $3.37 per share of Common Stock. See "Capitalization." Net tangible book value per share of Common Stock represents the amount of the Company's tangible net worth (tangible assets less liabilities) divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the shares of Common Stock offered in the Offering (assuming an initial public offering price of $15.00 per share), and after deducting estimated underwriting discounts and offering expenses of approximately $2,600,000, the pro forma net tangible book value of the Company at March 31, 1996 would have been approximately $5.50 per share. This represents an immediate dilution of $9.50 per share to new investors and an increase in the net tangible book value of approximately $2.13 per share to existing stockholders, as illustrated by the following table.


Assumed public offering price per share.........  $   15.00
     Net tangible book value per
       share at March 31, 1996.......  $    3.37
     Increase per share attributable
       to new stockholders...........  $    2.13
                                       ---------
Adjusted net tangible book value per share after
  Offering......................................  $    5.50
                                                  ---------
Dilution per share to new stockholders..........  $    9.50
                                                  =========

     The following table sets forth, on a pro forma basis as of March 31, 1996, the number of shares of Common Stock purchased or to be purchased from the Company, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and the new investors.

                                         Shares Purchased        Total Consideration         Average
                                       ---------------------   ------------------------       Price
                                         Number      Percent       Amount       Percent     Per Share
                                       -----------   -------   --------------   -------     ---------
Existing stockholders................    7,700,000     79.4%   $    4,555,000      13%       $   .59
New investors........................    2,000,000     20.6%   $   30,000,000      87%       $ 15.00
     Total...........................    9,700,000      100%   $   34,555,000     100%       $  3.56

     The foregoing information assumes no exercise of the Underwriter's over-allotment option or stock options that may be granted in the future under the Company's 1996 Equity Incentive Plan. See "Management -- Equity Incentive Plan."

                                       14

                                USE OF PROCEEDS


     The net proceeds from the sale of the Common Stock offered hereby are estimated to be approximately $27,400,000 ($31,585,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and offering expenses to be paid by the Company. The Company intends to use a portion of the proceeds to repay all indebtedness outstanding under the revolving credit facilities (which at March 31, 1996 was $12.0 million) and the remaining proceeds will be used to reduce amounts owed to Tech-Sym (which at March 31, 1996 were $29.4 million).

     The Company's credit facilities consist of (i) an $8 million revolving credit facility obtained by Syntron from First Interstate Bank of Texas, N.A. ("First Interstate") that matures on April 30, 1996 and bears interest at a fluctuating rate equal to the prime rate of First Interstate and (ii) a $6.0 million revolving credit facility obtained by CogniSeis from NationsBank of Texas, N.A. ("NationsBank") that matures on June 15, 1996 and bears interest at the prime rate of NationsBank (collectively, the "Credit Facilities"). The interest rate payable under both the First Interstate credit facility and the NationsBank credit facility was 8.25% at March 1, 1996. The Company presently intends to renew each of the Credit Facilities on substantially the same terms and conditions for an additional one year term following the currently scheduled maturity dates thereof. The indebtedness owed to Tech-Sym currently bears interest at the rate of 8% per annum and is due upon demand.

     Pending application of the net proceeds of the Offering, the Company will invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     The Company historically has not paid and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company presently intends to retain earnings for use in its business, with any future decision to pay cash dividends dependent upon its growth, profitability, financial condition and other factors the Board of Directors may deem relevant.

                                       15

                                 CAPITALIZATION

     The following table sets forth the current debt and capitalization of the Company (i) at March 31, 1996 and (ii) at March 31, 1996 after giving pro forma effect to the Reorganization and as adjusted to give pro forma effect to the sale of 2,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."


                                           March 31, 1996
                                        --------------------
                                                      As
                                        Actual      Adjusted
                                        -------     --------
                                           (in thousands)
Notes payable........................   $12,000     $     --
Current maturities of long-term
  debt...............................     1,004        1,004
Payable to Tech-Sym..................    29,455       14,055
                                        -------     --------
           Total current debt........   $42,459     $ 15,059
                                        =======     ========
Long-term debt(1)....................   $ 5,260     $  5,260
                                        -------     --------
Shareholder's investment:
     Preferred stock, $.01 par value;
       5,000,000 shares authorized;
       none issued                           --           --
     Common Stock, $.01 par value,
       35,000,000 shares authorized;
       7,700,000 shares issued
       outstanding pro forma; and
       9,700,000 shares issued, as
       adjusted(2)...................         1           97
     Additional capital..............     4,553       31,858
     Accumulated earnings............    29,304       29,304
     Cumulative translation
       adjustment....................      (331)        (331)
                                        -------     --------
           Total shareholder's
             investment..............    33,527       60,928
                                        -------     --------
Total capitalization.................   $38,787     $ 66,188
                                        =======     ========
- ------------
(1) See Note 7 of Notes to Combined Financial Statements for information with respect to the Company's indebtedness.

(2) Excludes 1,500,000 shares of Common Stock reserved for issuance under the Company's 1996 Equity Incentive Plan. See Note 3 of Notes to Balance Sheet for information regarding the Company's 1996 Equity Incentive Plan.

                                       16

                        SELECTED COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected combined financial data as of and for the three years ended December 31, 1995, have been derived from the audited Combined Financial Statements included elsewhere in this Prospectus. The financial data as of and for the years ended December 31, 1991 and 1992 and as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 are unaudited. Interim results, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. The acquisition of CogniSeis in June 1995 was treated as a pooling of interests and, accordingly, the financial results of CogniSeis are reflected in the Company's financial data for all periods presented. See "The Reorganization." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, and the related notes thereto included elsewhere in this Prospectus.

                                                                                                  Three Months
                                                      Year Ended December 31,                   Ended March 31,
                                       -----------------------------------------------------  --------------------
                                         1991       1992       1993       1994       1995       1995       1996
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF INCOME DATA:
Revenue:
    Equipment sales..................  $  38,761  $  33,906  $  46,436  $  49,076  $  67,470  $  11,715  $  20,269
    Software sales...................      8,463      7,188      6,456      7,254      9,654      2,094      2,459
    Maintenance and other............      8,741      7,941      7,199      7,056      7,101      1,697      2,022
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
         Total revenue...............     55,965     49,035     60,091     63,386     84,225     15,506     24,750
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cost of revenue:
    Cost of equipment sales..........     21,117     18,124     22,117     23,719     39,886      6,739     12,421
    Cost of software sales...........      1,758        940        780      1,159      1,012        318        335
    Cost of maintenance and other....      5,558      4,865      3,943      3,304      3,077        813        675
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
         Total cost of revenue.......     28,433     23,929     26,840     28,182     43,975      7,870     13,431
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Gross profit.....................     27,532     25,106     33,251     35,204     40,250      7,636     11,319
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Expenses:
    Selling, general and
      administrative expense.........     11,589     12,186     14,390     15,818     21,038      4,864      6,713
    Research and development
      expense........................      9,150      8,940      9,761     10,364     12,827      3,032      3,491
    Interest expense.................        617        799        869        997      2,005        241        601
    Interest and other income, net...        (79)      (366)      (146)      (469)    (1,415)       (81)       (36)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
         Total expenses..............     21,277     21,559     24,874     26,710     34,455      8,056     10,769
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
         Income (loss) from
           continuing operations
           before income taxes.......      6,255      3,547      8,377      8,494      5,795       (420)       550
Provision for (benefit from) income
  taxes..............................      1,746        896      2,595      2,775      1,816       (110)       176
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
         Income (loss) from
           continuing operations.....      4,509      2,651      5,782      5,719      3,979       (310)       374
Discontinued operations(1):
    Loss from operations(2)..........     --           (692)      (931)      (926)      (435)      (209)    --
    Loss on disposal(2)..............     --         --         --         --           (144)    --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
         Net income (loss)...........  $   4,509  $   1,959  $   4,851  $   4,793  $   3,400  $    (519) $     374
                                       =========  =========  =========  =========  =========  =========  =========
PRO FORMA PER SHARE DATA:
Earnings (loss) per common share
    Continuing operations(3).........                                              $    0.50             $    0.04
    Discontinued operations(3).......                                                  (0.08)               --
                                                                                   ---------             ---------
    Earnings per common share(3).....                                              $    0.42             $    0.04
                                                                                   =========             =========
Weighted average common shares
  outstanding........................                                                  7,700                 7,700
                                                                                   =========             =========
OTHER DATA:
Capital expenditures.................  $   3,910  $   5,836  $   3,536  $   4,626  $   9,820  $   1,864  $   2,504
Depreciation and amortization........      3,232      2,792      3,835      4,573      6,108      1,347      1,635
                                                        As Of December 31,
                                       -----------------------------------------------------   As Of March 31,
                                         1991       1992       1993       1994       1995            1996
                                       ---------  ---------  ---------  ---------  ---------   ----------------

BALANCE SHEET DATA (END OF PERIOD):
Working capital......................      9,217      7,438      9,736     10,225      6,161          4,452
Total assets.........................     34,985     38,816     46,764     66,669     98,890        103,201
Notes payable........................      2,904      4,159        216      4,000     10,163         12,000
Current maturities of long-term
  debt(4)............................     --         --         --            343      1,518          1,004
Payable to Tech-Sym..................      3,814      7,878     12,348     14,940     23,554         29,455
Long-term debt(4)....................      1,768      1,699      1,482      2,728      5,386          5,260
Shareholder's investment.............     18,652     20,198     24,864     29,866     33,268         33,527

- ------------

(1) The discontinued operations relate to the Syntron Pressure Controls business (formerly known as Tri-Tech) acquired in 1992 and sold in 1995.

(2) Net of applicable income tax benefits. See Note 8 of Notes to Combined Financial Statements.

(3) Pro forma earnings per share gives effect to the issuance of the Common Stock pursuant to the Reorganization and resulting increased general and administrative expenses, net of tax effects, to be incurred as a result thereof.

(4) See Note 7 of Notes to Combined Financial Statements for information with respect to the Company's indebtedness.

                                       17

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Combined Financial Statements and the notes thereto included elsewhere in this Prospectus. See also "The Reorganization."

OVERVIEW

     The Company's products are used worldwide in the oil and gas exploration and production industry to identify, define and visualize subsurface geologic structures, primarily to predict the existence and location of oil and gas reserves. Accordingly, demand for the Company's products is influenced significantly by a number of factors, including oil and gas prices, developments in technology that affect the cost, quality and reliability of seismic data and government regulations and practices relating to the acquisition of data and the acquisition, exploration and development of and production from oil and gas properties. In recent years, lower and more volatile oil and gas prices have caused oil and gas companies to seek ways to reduce costs, reduce risk and improve the efficiencies of their exploration and production activities. At the same time, improvements in seismic technology, geoscientific software and survey techniques have significantly improved the quality and reduced the cost of 3-D seismic surveys, which provide greater resolution and understanding of subsurface geological conditions than 2-D seismic surveys. These factors have substantially affected the seismic data acquisition and analysis industry, leading to an increasing reliance by oil and gas companies on sophisticated seismic data gathering, seismic processing and geologic interpretation techniques to discover new fields and to exploit existing fields more efficiently. As a result, demand for technologically advanced seismic data acquisition systems and geoscientific software has increased. See "Business -- Industry Background."

     The markets for seismic data acquisition systems and geoscientific software are highly competitive, and the Company's ability to compete effectively and maintain a leading market position in the manufacture and sale of seismic data acquisition systems and geoscientific software depends to a substantial degree upon continued technological innovation. The Company has devoted $9.8 million, $10.4 million, and $12.8 million to research and development for 1993, 1994 and 1995, respectively (or 16.2%, 16.4% and 15.2% of revenue for these periods, respectively). These efforts have resulted in the development of a number of technologically advanced products, including the SYNTRAK 480-24 marine data acquisition systems, the POLYSEIS System, and FOCUS 3D. The Company believes that it will need to continue to devote significant expenditures to its research and development activities in order to develop new and improved products. See "Business -- Product Development" and "Business -- Competition."

     The Company's results of operations have historically fluctuated from quarter to quarter and year to year largely as a result of the timing of sales of seismic data acquisition systems, which systems have a relatively high sales price (typically ranging from $1.5 million to more than $5.0 million per system) and relatively low unit sales volumes. The Company believes that factors affecting such timing may include, among others, fluctuations in world oil and gas prices, seasonality of end-user markets, availability of customer financing, lease/purchase decisions by customers, manufacturing lead times, shortages and vendor quality control problems relating to system components and environmental issues. The timing of sales of seismic data acquisition systems may also be affected by demand for such systems by customers in developing countries, which demand may be affected by the instability of governments and economics in these countries as well as by changes in internal laws and policies relating to trade and investment. The Company's gross margins have historically fluctuated from quarter to quarter and year to year due to the relative impact on prices for the Company's products resulting from competitive pricing pressures, the change in product mix between products that generate higher gross margins and those that generate lower gross profit margins (such as computer hardware equipment) and the incurrence of start-up costs and relatively higher manufacturing costs prior to and during periods in which new products are introduced. The Company anticipates that the foregoing

                                       18

factors will continue in the future to result in fluctuations in the Company's operating results. See "-- Quarterly Financial Information."

     The Company typically operates, and expects to continue to operate, without a significant backlog of orders for its products, and as a result the Company's manufacturing plans and inventory levels are based principally on sales forecasts. To meet its forecasted level of sales, the Company maintains an inventory of components and other raw materials that can be used to assemble finished products on a relatively rapid basis. To the extent that orders received for the Company's products are lower than forecasted, the Company may experience higher levels of inventory than would otherwise be desired. To the extent that orders for products are greater than forecasted, the Company may not have sufficient levels of components and other raw materials necessary to manufacture the ordered products, thereby resulting in delays in shipments.

GENERAL

     The following table sets forth for 1993, 1994 and 1995, the percentage relationship to revenue of certain expenses and earnings together with the percentage change in such items:

                                           As A Percent Of Revenue              Percent Change
                                       -------------------------------      ------------------------
                                           Year Ended December 31,           Year Ended December 31,
                                       -------------------------------      ------------------------
                                         1993       1994       1995         1993-1994      1994-1995
                                       ---------  ---------  ---------      ---------      ---------
STATEMENT OF INCOME DATA:
Revenue
    Equipment sales..................       77.3%      77.4%      80.1%         5.7%          37.5%
    Software sales...................       10.7%      11.5%      11.5%        12.4%          33.1%
    Maintenance and other............       12.0%      11.1%       8.4%        (2.0%)          0.6%
                                       ---------  ---------  ---------
         Total revenue...............      100.0%     100.0%     100.0%         5.5%          32.9%
                                       =========  =========  =========
Cost of revenue
    Cost of equipment sales..........       36.8%      37.4%      47.4%         7.2%          68.2%
    Cost of software sales...........        1.3%       1.8%       1.2%        48.6%         (12.7%)
    Cost of maintenance and other....        6.6%       5.2%       3.6%       (16.2%)         (6.9%)
                                       ---------  ---------  ---------
         Total cost of revenue.......       44.7%      44.4%      52.2%         5.0%          56.0%
                                       ---------  ---------  ---------
Gross profit.........................       55.3%      55.6%      47.8%         5.9%          14.3%
                                       ---------  ---------  ---------
Expenses:
    Selling, general and
      administrative expense.........       23.9%      25.0%      25.0%         9.9%          33.0%
    Research and development
      expense........................       16.2%      16.4%      15.2%         6.2%          23.8%
    Interest expense.................        1.4%       1.6%       2.4%        14.7%         101.1%
    Interest and other income, net...       (0.2%)     (0.7%)     (1.7%)      221.2%         201.7%
                                       ---------  ---------  ---------
         Total expenses..............       41.3%      42.3%      40.9%         7.4%          29.0%
                                       ---------  ---------  ---------
    Income from continuing operations
      before income taxes............       14.0%      13.3%       6.9%         1.4%         (31.8%)
    Provision for income taxes.......        4.3%       4.4%       2.2%         6.9%         (34.6%)
                                       ---------  ---------  ---------
    Income from continuing
      operations.....................        9.7%       8.9%       4.7%        (1.1%)        (30.4%)
                                       ---------  ---------  ---------

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

     REVENUE. The Company revenues for the quarter ended March 31, 1996, increased by 60% to $24,750,000 from $15,506,000 for the quarter ended March 31, 1995. The increase in revenue was primarily the result of increased equipment sales ($8,554,000 or 73%), increase in software sales ($365,000 or 17%) and an increase in maintenance and other revenue ($325,000 or 19%). The increase in revenue from the sale of equipment was primarily due to shipments of the new 24-bit module ($8,746,000). The increase in software sales and maintenance and other revenue came principally from

                                       19

the sales of SeisX products ($540,000) acquired with the acquisition of Photon Systems Ltd. in September of 1995.

     COST OF REVENUE. The Company's cost of revenue for the quarter ended March 31, 1996 increased $5,561,000 or 71% over the same quarter of the prior year. The costs associated with equipment sales were primarily due to (i) costs associated with increased sales, (ii) increased cost of components associated with the new 24-bit module, and (iii) increased sales of computer equipment purchased from third parties, which carry lower margins.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. The Company's selling, general and administrative expenses for the quarter ended March 31, 1996 increased $1,849,000 or 38% over the same quarter of the prior year, which corresponds favorably to the 60% increase in sales and was primarily attributable to (i) additional personnel associated with the businesses acquired in late 1995, (ii) amortization of goodwill associated with these acquisitions and (iii) royalties associated with increased equipment sales.

     RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense for the quarter ended March 31, 1996 increased $459,000 or 15% over the same quarter of the prior year primarily due to the additional research and development expense associated with two businesses acquired in 1995.

     INTEREST EXPENSE. Interest expense for the quarter ended March 31, 1996 increased $360,000 or 149% as compared to the same quarter of 1995 because of a similar increase in borrowings.

     INTEREST AND OTHER INCOME, NET. Interest and other income, net for the quarter ended March 31, 1996 decreased $45,000 primarily due to interest income on cash and cash equivalents for the quarter ended March 31, 1995.

     PROVISION FOR INCOME TAXES. Provision for income taxes for the quarter ended March 31, 1996 increased to an effective rate of 32% over the 26% tax benefit rate primarily due to pretax losses for the quarter ended March 31, 1995.

1995 COMPARED TO 1994

     REVENUE. The Company's revenue for the year ended December 31, 1995, increased by 33% to $84,225,000 from $63,386,000 in 1994. The increase in revenue was primarily the result of increased equipment sales ($18,394,000 or 38%) and increased revenue from the sale of software ($2,400,000 or 33%). The increase in revenue from the sale of equipment was primarily due to (i) a new customer for marine streamer systems, (ii) increased sales of computers associated with sales of geoscientific software, (iii) an existing customer entering the ocean bottom cable market, (iv) increased sales and repairs of marine seismic cables and accessories, and (v) increased sales of land seismic cables due to the acquisition of the assets of Primatek Industries, Inc., effective October 5, 1995, which factors more than offset the lower sales prices realized on certain sales of seismic data acquisition systems. The increase in revenue from the sale of software products was primarily due to (i) the acquisition of Photon Systems Ltd., effective September 11, 1995.

     COST OF REVENUE. The Company's cost of revenue for 1995 increased $15,793,000 or 56% over the prior year. The costs associated with equipment sales were primarily due to (i) increased costs associated with increased sales of existing products and costs associated with products produced by companies acquired by the Company, (ii) supplier quality problems, (iii) a greater percentage of computer equipment purchased from third parties for resale, which historically carry lower margins, (iv) the start up costs of introducing new products, and (v) increased costs of components associated with certain newly introduced products. Supplier quality problems in 1995 resulted in the replacement of a defective seismic cable provided by a third party supplier for resale at an approximate cost of $1.4 million and the incurrence of other costs in connection with the correction of quality problems of integrated circuits provided by a third party supplier for the first production run of the Company's new 24-bit seismic data acquisition module. Both of these problems have been resolved. The cost of

                                       20

revenue associated with software sales and maintenance and other was essentially the same as the prior year.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. The Company's selling, general and administrative expenses for 1995 increased $5,220,000 or 33% over the prior year, which corresponds to the 33% increase in sales and was primarily attributable to (i) additional personnel associated with businesses acquired in 1995, (ii) the costs of acquiring those businesses, and (iii) amortization of additional goodwill associated with those acquisitions.

     RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense for 1995 increased $2,463,000 or 24% over the prior year primarily due to the development of new products and the additional research and development expenses associated with two businesses acquired in 1995.

     INTEREST EXPENSE. Interest expense for 1995 increased $1,008,000 or 101% over the prior year on a 94% increase in average borrowings for the period. The increase in borrowings was the result of acquisitions and increased inventory due to the introduction of new products. The average interest rate for 1995 increased approximately 24% over 1994 for the notes payable to banks and the interest bearing debt payable to Tech-Sym.

     INTEREST AND OTHER INCOME, NET. Interest and other income, net for 1995 increased $946,000 or 202% over the prior year primarily due to additional interest income for the year from customer financing.

     PROVISION FOR INCOME TAXES. Provision for income taxes for 1995 decreased primarily due to additional benefits derived from foreign sales which reduced the Company's effective tax rate on income from continuing operations from 33% in 1994 to 31% in 1995. See Note 8 to Notes to Combined Financial Statements.

  1994 COMPARED TO 1993

     REVENUE. The Company's revenue for the year ended December 31, 1994, increased by 6% to $63,386,000 from $60,091,000 in 1993. The increase in revenue was the result of increased equipment sales ($2,640,000 or 6%) and an increase in software sales ($798,000 or 12%). The increase in revenue was somewhat offset by a slight decrease in maintenance and other ($143,000). The increase in equipment sales was primarily the result of (i) increased demand by an existing customer expanding its operations and capabilities and (ii) new foreign national oil company customers. The increased revenue of software products was the result of the introduction of several new products. In general, maintenance and other revenue decreased due to less maintenance required on new hardware sales.

     COST OF REVENUE. The Company's cost of revenue for 1994 increased $1,342,000 or 5% over the prior year primarily due to increased sales of lower margin products.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. The Company's selling, general and administrative expense increased $1,428,000 or 10% over the prior year primarily due to the 6% increase in sales.

     RESEARCH AND DEVELOPMENT EXPENSE. The Company's research and development expense increased $603,000 or 6% due to additional personnel associated with engineering and manufacturing operations acquired in 1994.

     INTEREST EXPENSE. Interest expense increased $128,000 or 15% due to the increased borrowing due to an acquisition and working capital requirements.

     INTEREST AND OTHER INCOME, NET. Interest and other income, net increased $323,000 or 221% primarily due to additional interest income on financing to customers.

     PROVISION FOR INCOME TAXES. Provision for income taxes for 1994 increased $180,000 or 7% primarily due to decreased benefits from foreign sales and from research and development credits which increased the Company's effective tax rate on income from continuing operations from 31% in 1993 to 33% in 1994. See
Note 8 to Notes to Combined Financial Statements.

                                       21

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations from internally generated cash, intercompany loans from Tech-Sym and borrowings under the Company's revolving credit facilities. Cash used for operating activities for the year ended December 31, 1995 was expended primarily for increased inventories necessary to support the higher revenues.

     The Company has historically utilized intercompany loans from Tech-Sym to finance capital expenditures and to provide funds for acquisitions. The Company had outstanding intercompany loans of $12.3 million, $13.4 million and $22.4 million as of December 31, 1993, 1994 and 1995, respectively. These loans bear interest at fluctuating rates that approximate Tech-Syms cost of borrowed funds. The intercompany indebtedness owed to Tech-Sym currently bears interest at the rate of 8% per annum and is due upon demand. In addition to such intercompany indebtedness, the Company had an account payable of approximately $1.1 million as of December 31, 1995 owed to Tech-Sym for federal income taxes, for corporate services provided to the Company by Tech-Sym and for other items paid for by Tech-Sym on behalf of the Company. This account payable does not bear interest and is due upon demand. The Company intends to use proceeds from the Offering to reduce the amounts payable owed to Tech-Sym. See "Use of Proceeds."

     The Company has historically obtained its working capital financing under the Credit Facilities. The Credit Facilities consist of (i) an $8.0 million revolving credit facility obtained by Syntron from First Interstate (the "Syntron Facility") that matures on April 30, 1997 and bears interest at a fluctuating rate equal to the prime rate of First Interstate and (ii) a $6.0 million revolving credit facility obtained by CogniSeis from NationsBank (the "CogniSeis Facility") that matures on June 15, 1996 and bears interest at the prime rate of NationsBank. The Company intends to extend the CogniSeis Facility on the same terms and conditions for an additional one year term following the currently scheduled maturity date thereof. As of December 31, 1995, approximately $10.2 million was outstanding under the Credit Facilities. The interest rate payable under each of the Credit Facilities was 8.25% at March 1, 1996. The Syntron Facility contains certain restrictive covenants, including (i) a limitation on asset sales, (ii) a limitation on investments and (iii) certain financial covenants and ratios. The CogniSeis Facility contains certain restrictive covenants, including (i) a limitation on indebtedness, (ii) a limitation on investments and (iii) certain financial covenants and ratios. The repayment of borrowings under the Credit Facilities is currently guaranteed by Tech-Sym. The Company intends to use proceeds from the Offering to repay all of the principal and accrued interest outstanding under the Credit Facilities.

     Syntron has an agreement with First Interstate to sell up to a total of $20.0 million of customer notes to First Interstate at 100% of the principal amount thereof, subject to the satisfaction of certain conditions, including First Interstate's approval of the creditworthiness of the customer issuing a note. Syntron is obligated to repurchase these notes from First Interstate in the event of customer default or certain other circumstances. As of December 31, 1995, First Interstate had purchased notes which, in the aggregate, would obligate Syntron to repurchase $8.0 million in principal amount of notes in the event of customer defaults. Tech-Sym currently guarantees the payment obligations of Syntron under this agreement. This facility (the "Note Repurchase Facility") expires on April 30, 1997.

     In connection with the renewal of the terms of each of the Syntron Facility and the Note Repurchase Facility effective as of April 30, 1996, Tech-Sym renewed its guarantee of the Company's payment obligations thereunder. The Company intends to renew the CogniSeis Facility in June 1996 in order to extend the term thereof to June 15, 1997 and, in connection therewith, Tech-Sym has advised the Company that Tech-Sym intends to renew its guarantee of the payment obligations of the Company under the CogniSeis Facility as so extended.

     The Company's subsidiary Syntron Asia Pte Ltd also has a credit facility from Standard Chartered Bank, consisting of a $2.8 million term loan and a $350,000 revolving credit facility. The proceeds of the term loan were used to purchase a manufacturing facility in Singapore. The term loan and the revolving credit facility mature on December 31, 2001 and are prepayable at any time without

                                       22

premium or any material penalty. The term loan bears interest at the cost of funds to the bank and the revolving credit facility bears interest at the bank's prime rate. As of December 31, 1995, approximately $2.8 million was outstanding under the term loan facility and no borrowings were outstanding under the revolving credit facility. Syntron has issued a letter of credit under the Syntron Facility to ensure the repayment of borrowings by Syntron Asia Pte Ltd. which letter of credit is guaranteed by Tech-Sym.

     Capital expenditures for property, plant and equipment totaled $9.8 million for 1995 and are expected to aggregate $6.1 million for 1996. In addition, the Company spent approximately $4.6 million in connection with acquisitions during 1995. See Note 2 of Notes to Combined Financial Statements.

     The Company believes that the combination of its existing working capital, unused credit available under Credit Facilities, internally generated cash flow, proceeds from the Offering and access to other financing sources will be adequate to meet its anticipated liquidity requirements for the foreseeable future.

QUARTERLY FINANCIAL INFORMATION

     The following table sets forth certain selected quarterly financial information for the year ended December 31, 1995. This information is derived from unaudited financial statements that include, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of the results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.


                                           Year Ended December 31, 1995
                                    -------------------------------------------
                                      1st         2nd         3rd         4th
                                    Quarter     Quarter     Quarter     Quarter
                                    -------     -------     -------     -------
                                                  (in thousands)
Total revenue....................   $15,506     $19,750     $23,202     $25,767
Net income (loss)................      (519)        946       1,730       1,243

                                       23

                                    BUSINESS

GENERAL

     The Company designs, develops, manufactures and markets seismic data acquisition systems, geoscientific software and related products. The Company's products are used by the oil and gas exploration and production industry to identify, define and visualize subsurface geologic structures, primarily to predict the existence and location of oil and gas reserves. The Company is a leading designer and manufacturer of seismic data acquisition systems used in marine (deep water) and transition zone (shallow water and marsh) environments. The Company has recently introduced a seismic data acquisition system that may be used on land, in transition zone environments, or both, by utilizing either radio or wireline telemetry or a combination thereof. The Company's seismic data acquisition systems are particularly well-suited for 3-D data collection techniques, including use in connection with 4-D reservoir monitoring activities. The Company's line of software is sold, typically in conjunction with specially integrated computing equipment, primarily for use by geophysicists and geologists in processing seismic data and interpreting and visualizing seismic and other geological data (such as well logs). The Company's software line features a variety of 3-D applications, including interactive 3-D seismic processing and geological interpretation, 3-D structural modeling and high-speed 3-D visual rendering of seismic data with embedded geometrics. The Company believes that its seismic data acquisitions systems and geoscientific software are among the most technologically advanced products of this type in the world.

     The Company's principal customers for its seismic data acquisition systems and geoscientific software are major, independent and foreign national oil and gas companies, seismic contractors, geophysical contractors and government agencies worldwide. In addition to marketing these systems, the Company also provides repair and maintenance support services relating to seismic data acquisition systems, whether manufactured by the Company or another vendor, at its service facilities in the United Kingdom, Singapore and the United States. The Company also provides technical assistance and support for its geoscientific software from its facilities in the United Kingdom, Singapore, The People's Republic of China, Canada and the United States. The Company believes that its customer support is of equal importance to the technological capabilities of its products.

INDUSTRY BACKGROUND

     Oil and gas exploration and development typically begins with the collection and analysis of various types of data, including seismic and well log data, which provide information as to the potential existence and location of oil and gas reserves. Seismic data is acquired over a wide area by directing sound waves into the earth, typically by use of air guns, dynamite or earth vibrators, and by measuring the response as these sound waves reflect from subsurface geologic features. The seismic data is recorded and subsequently processed to a standard format by mainframe or workstation computers utilizing specialized computer programs. By using computer programs with complex calculations to manipulate the processed seismic data, geoscientists can model and visualize the subsurface through the creation and analysis of spatial representations. The analysis of seismic and other geological data forms the basis for decisions to drill exploratory and development wells. Because of the significant expense associated with drilling oil and gas wells, decisions on whether or where to drill are critical to the overall process.

     The process of exploring for and developing oil and gas reserves involves considerable technical and financial risks and consumes a significant portion of the budgets of oil and gas companies. In recent years, lower and more volatile oil and gas prices have caused oil and gas companies to seek ways to reduce costs, reduce risk and improve the efficiencies of their exploration and production activities. This has substantially affected the seismic data acquisition and analysis industry, leading to an increasing reliance by oil and gas companies on sophisticated seismic data gathering, seismic processing and geologic interpretation techniques to discover new fields and to exploit existing fields more efficiently. In the past, two-dimensional ("2-D") seismic surveys were the standard technique used to collect seismic data over a broad area. As a result of the recent advances in 3-D seismic data acquisition capabilities, as well as advances in processing, interpreting and visualizing such data, the quantity and quality of geological data available to geoscientists have been substantially enhanced,

                                       24

thereby increasing their ability to more accurately identify and evaluate underground or subsea geologic structures. In addition, the increased capabilities and lower costs of microprocessors and related components have caused 3-D seismic surveys and 3-D seismic processing and interpretation to become more cost effective. Due to these factors, demand for 3-D seismic data acquisition, processing and interpretation has increased.

     The major oil and gas companies have also reduced costs by reducing or eliminating their in-house seismic survey operations and outsourcing their seismic survey requirements to geophysical contractors. Geophysical contractors have also sought to reduce costs by eliminating their equipment manufacturing and software developing operations and outsourcing their requirements to suppliers, such as the Company, which specialize in these operations. This outsourcing trend has also opened markets for seismic equipment manufacturers and software developers that were previously served directly by the oil and gas companies or by geophysical contractors.

     Another trend affecting the marine seismic industry has been the increasing number of seismic streamers being towed and operated by a single seismic vessel. Until recently, a seismic vessel would typically use only one seismic streamer to record data at any one time. The Company believes that a majority of the seismic survey vessels currently utilize four to six towed arrays at a time, although a few vessels are designed to use eight to twelve towed arrays. Although there are currently fewer operating seismic vessels than were operating five years ago, the use of multiple seismic streamers has increased the amount of equipment currently being utilized as well as the efficiency of those geophysical contractors that employ multiple streamers.

GROWTH STRATEGY

     The Company's strategy is focused on: (i) the development of technologically advanced products, (ii) the integration of seismic data acquisition, seismic data processing and geological interpretation in order to facilitate convenience of use and to decrease the time involved in acquiring, processing and interpreting data and (iii) the acquisition of product lines or businesses to complement internal product development. These key elements of the Company's growth strategy can be summarized as follows:

o DEVELOPMENT OF TECHNOLOGICALLY ADVANCED PRODUCTS. The Company is committed to developing technologically advanced products through extensive research and development activities. The Company devoted $9.8 million, $10.4 million and $12.8 million to research and development for 1993, 1994 and 1995, respectively (or 16.2%, 16.4% and 15.2% of revenue for these periods, respectively). These efforts have established the Company as one of the most technologically advanced designers and manufacturers of seismic data acquisitions systems and developers of geoscientific software. In particular, the Company believes that its SYNTRAK 480 24-bit marine data acquisition system is currently the industry leader in terms of ability to simultaneously record more than 5,000 channels of data utilizing up to 12 towed streamer arrays. The Company also believes that the POLYSEIS System, a 24-bit modular seismic data acquisition system that may be used with a combination of radio and wireline telemetry configurations, is uniquely capable of simultaneously recording seismic data collected from transition zone and land environments. In addition, the Company's line of 3-D seismic data processing and interpretation software features a variety of unique attributes, such as the capability of FOCUS 3D to perform 3-D pre-stack depth migration analysis of seismic data, to process seismic data collected from underneath salt formations and the capability of VoxelGeo to display 3-D visualization of geological formations and structures utilizing advanced voxel technology. The Company intends to continue to focus on the development of products for use in reservoir monitoring activities. In addition, the Company intends to commence development of a seismic data acquisition system, utilizing the existing radio telemetry technology of the POLYSEIS System, that would be capable of simultaneously recording a significantly greater number of channels than existing systems for use in connection with large scale 3-D seismic surveys conducted on land.

o INTEGRATION OF DATA ACQUISITION, PROCESSING AND INTERPRETATION. The Company has developed products that allow the Company's customers to integrate the acquisition of seismic data with seismic processing and geologic interpretation to decrease the overall cycle time involved with these processes and to ensure the quality of data through compatibility of systems. The Company

                                       25

   has also developed the ability to process seismic data in the field simultaneously with the acquisition of seismic data which allows the Company's customers to utilize the data more efficiently. In addition, the Company is proceeding with the integration of its various seismic processing, geological and visualization interpretation software programs to facilitate the manipulation of data and to decrease the cycle time necessary to process, interpret and visualize data. The Company believes that the integration of these processes will increase the demand for its products in connection with exploration, development drilling and reservoir monitoring activities.

o STRATEGIC ACQUISITIONS. The Company has recently completed several acquisitions that complement and expand its product line. In June 1995, the Company completed the acquisition of CogniSeis, a company that designs, develops and markets geoscientific software and related products. In August 1995, the Company acquired the rights to develop and sell VOXELGEO, a computer software program used by geologists and geophysicists to visualize and interpret seismic data on a 3-D basis. In September 1995, the Company acquired Photon Systems Ltd., a company that develops, markets and licenses seismic and geologic interpretation software. In October 1995, the Company expanded its product line to include fiber optic and copper wire seismic cables and associated connectors by acquiring the business and assets of Primatek Industries, Inc. The Company continues to evaluate potential acquisitions of businesses and product lines that the Company believes would complement its existing business.

SEISMIC DATA ACQUISITION SYSTEMS

     The Company's seismic data acquisition systems include systems designed for use in marine, transition zone and land environments. These systems collect acoustic energy produced by air guns, dynamite or other sound sources that is reflected from underground or subsea geological formations. The acoustic energy is collected by remote sensors in the water, on the ocean floor or on land and converted to digital signals that are transmitted to a central recording unit or a portable recording unit. The central recording unit or portable recording unit simultaneously records the digital signals transmitted from multiple remote sensors.

     The following is a description of the seismic data acquisition systems used in (i) marine, (ii) marine and transition zone and (iii) transition zone and land environments.

  MARINE

     SYNTRAK 480 MULTIPLE STREAMER TELEMETRY SYSTEM. The Company's principal marine seismic data acquisition system is the SYNTRAK 480 Multiple Streamer Telemetry System. This system consists of a shipboard central recording unit and cable streamer arrays that are towed behind a seismic survey vessel. The system is capable of utilizing one to 12 cable streamer arrays, each up to 12,000 meters in length. Each cable streamer array includes electronic data acquisition modules, remote sensing devices and cable leveler modules. The data acquisition modules attached to the streamers collect the analog acoustic energy signals produced by air guns, convert the analog signals to digital signals and transmit the digitized data to the shipboard central recording unit.

     In the fourth quarter of 1995, the Company introduced a new 24-bit data acquisition module as the successor to its 16-bit data acquisition module originally introduced in 1985. The new SYNTRAK 480-24 module has fewer components, improved reliability, smaller size and improved system performance, including lower distortion and a higher instantaneous dynamic range than the previous module. The SYNTRAK 480-24 Multiple Streamer Telemetry System includes the latest advances in both hardware and software. In addition to the 24-bit data acquisition module, the principal components of this system include the digital streamer, a system controller, QC Graphics work station, multiple streamer processor and multiple streamer recording system. The system can be configured to simultaneously record more than 5,000 channels, by utilizing up to 12 streamers, which the Company believes has positioned it as the current leader in marine data acquisition technology. The multiple streamer recording system incorporates real-time and off-line quality control features that verify the proper operation of the system and data quality standards. The 24-bit data acquisition module offers extended resolution, which makes it possible to record extremely small amplitude signals even in the presence of high noise levels. The 24-bit module is designed to be incorporated with the Company's

                                       26

marine seismic data acquisition systems as a replacement for the 16-bit module, and the Company believes that there is a significant replacement market for the 24-bit module from the Company's existing customer base. The Company intends to continue to sell and support the 16-bit module until the market for such modules diminishes.

     MULTITRAK SYSTEM. The Company's MultiTRAK System is used to control the depth and provide data to calculate the position of streamers, which is important to meet the energy source and receiver positioning needs of todays 3-D seismic surveys. The MultiTRAK System consists of a shipboard computer, in-water remote sensing units and cable leveler modules. The remote sensing units are strategically located on the streamers, source arrays, ships hull and tail buoys to measure magnetic heading, cable depth, wing angle and temperature and acoustic ranges from other remote sensing units. This information is transmitted to the shipboard computer in order to calculate subsurface sources and sensor locations. Any adjustments to cable position are made by sending commands from the shipboard computer to the cable leveler modules attached to the streamers. The cable leveler modules contain motor-driven wings that may be adjusted to control the depth of the streamer.

     GCS90 GUN CONTROLLER SYSTEM. The GCS90 is a seismic source controller that provides advantages to the operator using new technology to digitize source signatures. This provides real-time monitoring of the seismic source and firing times. The system is expandable from 8 to 128 guns.

     STREAMER CABLES. The Company designs and manufactures a variety of streamer cables that consist of various weights, strengths, diameters and lengths in order to satisfy customer specifications. The streamer cables are designed to be neutrally buoyant in order to facilitate the control of the depth at which the streamer cable is towed behind a seismic survey vessel. The Company has developed a reduced diameter array ("RDA") streamer cable that reduces towing friction and increases the length of cable that may be placed on spools on the towing vessel prior to deployment, and that weighs significantly less than larger diameter streamers currently on the market. The reduced friction and less weight of the RDA streamer cables are desired by companies that perform marine seismic surveys because these factors reduce the fuel consumption of the towing vessels and permit existing vessels to be reconfigured to tow a greater number of arrays. For example, the weight savings for a six streamer vessel may be as much as 45 tons compared to an existing system (an approximate 40% weight savings). The decrease in size and increase in streamer cable strength will allow vessels to operate kilometer streamers up to 12 kilometers in length, which length is necessary for assessing deep salt structures in the Gulf of Mexico.

     STREAMER CABLE REPAIR AND MAINTENANCE. The Company also provides repair and maintenance support services relating to streamer cables, whether manufactured by the Company or another vendor, at its service facilities in the United Kingdom, Singapore and the United States. The Company believes that its worldwide facilities places it at an advantage over more localized competitors in selling the Company's streamer cables and providing routine service requirements.

MARINE AND TRANSITION ZONES

     SYNTRAK 480 OCEAN BOTTOM CABLE SYSTEM. The Company's SYNTRAK 480-24 OCEAN BOTTOM CABLE System is a digital telemetry seismic data acquisition system specifically designed for use in shallow water environments as well as for use in ocean bottom operations in congested and obstructed areas where conventional towed streamer arrays cannot be utilized efficiently. The system utilizes air guns mounted on a shooting vessel to transmit acoustic energy to the ocean floor and the seismic data reflected from subsea geologic structures is collected by sensors (either hydrophones, geophones or both, attached to either twisted-pair telemetry cables or fiber optic cables). The analog acoustic signals received by the hydrophones are converted to digital data by data acquisition modules (either the older 16-bit modules or the newer 24-bit modules) and this data is transmitted to a shipboard central recording unit. The shipboard central recording unit is capable of acquiring up to 8,000 channels of data in real time. This capability allows its users the maximum flexibility to conduct 2-D or 3-D seismic surveys, including large-scale swath techniques normally associated with land operations. The system can currently operate in up to 200 meters of water depth.

                                       27

     The ocean bottom cables may be deployed in a variety of patterns to achieve either a 2-D or 3-D seismic survey. An ocean bottom cable can be deployed quickly, and a line change with the source vessel can be completed in a few minutes. Ocean bottom cables may be retrieved for use in future seismic surveys. In addition, seismic contractors are currently developing techniques to permanently deploy ocean bottom cables in connection with 4-D seismic surveys useful in hydrocarbon reservoir monitoring.

     Knowledge of the exact location of the hydrophones is critical to the accuracy of 3-D seismic surveys. To provide this accuracy, the Company's Hydrophone Location System uses a single-point high-frequency acoustic source transmitter on the shooting vessel and special acoustic receivers at the center of each hydrophone group. The Company is currently extending the depth of operation to 1,000 meters to address the future requirements in reservoir monitoring and 4-D seismic operations. The system's architecture has the flexibility to record multiple component data, which the Company believes will be an important attribute in connection with 4-D reservoir monitoring. The Company is also developing a small diameter ocean bottom cable, which will address problems of storage, weight and handling from which the larger cables suffer.

TRANSITION ZONES AND LAND

     POLYSEIS SYSTEM. The POLYSEIS System was developed by the Company in conjunction with the Institute Francais du Petrole ("IFP"), a French government research agency, and was introduced in late 1995. See "-- Intellectual Property." The POLYSEIS System is a modular 24-bit radio and/or wireline telemetry seismic data acquisition system that can be configured by the user for either transition zone or land environments, or a combination of both environments. The POLYSEIS System is specifically adaptive to the unique requirements associated with exploration in transition zones or in regions that are inaccessible or difficult to reach such as lakes, swamps, jungles, or mountainous areas. The use of the radio telemetry configuration of the POLYSEIS System may also be preferred in environmentally sensitive areas in which clear cutting of vegetation for the positioning of wireline cables is prohibited or undesirable.

     POLYSEIS acquires seismic data using a Remote Telemetry Unit ("RTU"). The POLYSEIS System may be configured to use a combination of three-channel marine buoy RTUs and six-channel land box RTUs which allow synchronized signals to be transmitted to a portable recording unit or control recording system. The ability to utilize a combination of transition zone and land RTUs permits a large seismic survey to be conducted over diverse terrain.

     Each RTU acquires channels of seismic data and remotely transmits the data to a Data Concentrator Unit ("DCU") via radio or wireline telemetry. Depending upon the acquisition requirements, data may be recorded at the DCU using a portable recording unit attached to the DCU or at a remote central recording unit by way of fiber optic cable or an optional microwave link.

     The POLYSEIS System can be configured to provide seismic channel options, ranging to 1,080 radio telemetry channels in real time (typically two seconds over the record length) in air gun mode or 8,000 wireline channels. To achieve this real time capability in the radio transmission mode, a unique digital modulation technique is used to transmit very dense digital data in a reduced radio wave spectrum. As a result, transmission ranges of three to four kilometers are attained at power levels as low as 100 milliwatts, which levels preclude the need for radio licensing in many countries and in other countries permit simple radio licensing. The system's power management system automatically reduces the transmitted power output when possible to reduce power consumption. An additional error correction system incorporated into the digital modulation technique increases data integrity. Data processing capability in the RTU allows for phase matching, synchronization, noise editing, stacking and correlation to be performed in the field units while data is being acquired.

     There are four operational modes of the POLYSEIS System. They include the Central Recording Mode, Local Recording Mode, Portable Mode and Synchronized Mode. The Central Recording Mode offers the user maximum system capacity, area of coverage and range between units by placing the DCUs remotely and transmitting the data back to the central recording unit. The Local Recording Mode is most effective for shallow water vessel installations, since the operator places the central

                                       28

recording unit and DCU in the same location. The Portable Mode configures the system recording and controlling by connecting a portable recording unit to a DCU. This offers a low cost solution for an operation of up to 480 channels. The Synchronized Mode allows the system to be synchronized by line or by radio to an external recording system. This provides radio flexible to wire-line systems by extending capabilities of any system for difficult terrain or for marine operations.

     LAND CABLES. The Company's Primatek Division manufactures a variety of fiber optic and copper wire cables for use with land seismic data acquisition systems. The cables are designed to be compatible with the Company's POLYSEIS System and land seismic data acquisition systems manufactured by other companies. The Company manufactures land cables to satisfy its customers' specifications, including specifications relating to length, covering material and impedance.

GEOSCIENTIFIC SOFTWARE

  SOFTWARE PRODUCTS

     The Company's software applications products are designed to (i) process seismic data collected in the field in order to make the seismic data interpretable and (ii) interpret processed seismic data and other geological data, such as well logs obtained during the drilling of exploratory or development wells, in order to identify, define and visualize subsurface geologic formations. All of the Company's software applications feature graphical user interfaces for ease of communication with the user and many of the applications are written in object oriented environments to enable the software code to be reused in a structured manner and to facilitate maintenance and enhancement by the Company. Principal products include the following:

     FOCUS is a seismic data processing application that utilizes a variety of algorithmic processes to convert large amounts of raw seismic data collected in the field into interpretable data sets in a form that is suitable for further analysis and interpretation. These processes include signal enhancement, correction of time and space relationships between subsurface objects, and removal of the effects of the placement of sensors at varying distances from the acoustic energy source. As a result of these processes, data is reduced in volume and may be displayed both on computer screens and hard copy devices in a format designed to facilitate interpretation. FOCUS is capable of processing land and marine data on either a 2-D or 3-D basis and permits either batch or interactive processing. FOCUS 3D is uniquely capable of performing 3-D pre-stack depth migration analysis utilizing parallel processing techniques on workstations that have multiple control processing units, which capability results in a less expensive method of performing this analysis as compared with a supercomputer. The use of 3-D pre-stack depth migration analysis enables geoscientists to accurately process seismic data collected from underneath salt formations. FOCUS is designed to operate on computer systems manufactured by multiple vendors, including workstations manufactured by Sun Microsystems and Silicon Graphics and supercomputers manufactured by Cray Research and Convex.

     SEISX is an application developed by Photon Systems, Ltd., a company acquired by the Company in 1995, that performs interpretations of 2-D and 3-D seismic information. SEISX is capable of combining 2-D data and 3-D seismic data sets collected from multiple surveys to provide a denser subsurface coverage that can be interpreted as a single 3-D data set. SEISX performs phase and amplitude equalization in order to permit the compatibility of data collected by a variety of instruments and data acquisition companies. SEISX also provides a mapping and display tool with a complete set of horizon and fault interpretation utilities that is capable of producing final display quality hardcopy output. SEISX operates on a variety of workstations and has been designed to facilitate ease of loading seismic data into the user's computer system, a task that has traditionally been extremely time-consuming.

     VOXELGEO is an advanced visualization and volume interpretation system that utilizes voxels with embedded geometrics to maintain an accurate visualization of the spatial relationships among data points as the data is being manipulated by the user. While older visualization systems utilize pixel, or dots, to portray a two-dimensional image on a computer screen, VOXELGEO utilizes voxels, or three-dimensional cubes, to portray three-dimensional images on a computer screen. The use of voxels allows the user to attach opaque or transparent properties to various data sets in order to display

                                       29

specified data attributes, such as a specified range of amplitudes, resulting in a visual 3-D display of geological structures in isolation from surrounding surfaces, faults or other geological features. The display of the geological structure can be rotated in order to view the structure from a variety of angles. VOXELGEO is designed for use with Silicon Graphics workstations in order to optimize the speed and performance of this application through the utilization of the graphical capabilities resulting from the firmware used in these workstations. As a result of the speed and performance of VOXELGEO, it is practical for a user to visualize and interpret large volumes of seismic data on an interactive basis. The Company acquired the exclusive right to use and license VOXELGEO for underground applications from a company that originally developed the software for use in medical imaging applications such as the visualization of internal organs.

     The WELLSYSTEMS package is a combination of interactive applications for editing and interpreting well log data that may be used for model building, cross section construction and petrophysical analysis. WELLSYSTEMS provides the facility for loading into a computer system well data recorded on digital tape in most standard tape formats as well as digitized paper records. The three WELLSYSTEMS applications, WellTie, Xwell, and WellComp, are based on a well data model compliant with the open standards specified by the Petrotechnical Open Software Corporation. WellTie is used for editing well log data and generating synthetic seismograms. Xwell is an application for cross-section construction and cross-well modeling from well data. WellComp is an interactive application for analyzing and comparing well log attributes and provides computations for petrophysics, velocity modeling, and source rock calculations.

     GEOSEC is a 2-D and 3-D model building, restoration and balancing application designed for exploration/production geologists and geophysicists. GEOSEC utilizes complex algorithms to enable the user to develop structural models of the subsurface. GEOSEC also enables the user to validate a developed model through the use of restoration and balancing, two processes that eliminate structurally impossible models. Restoration involves the modeling of the geological changes that have occurred in a subsurface area during the earth's evolution, and balancing involves an accounting for the conservation of mass and bed length during the structural reformation. GEOSEC is especially applicable to contractional, extensional, wrench, and salt terrains, where it helps identify complex relationships among folding, faulting, and sedimentation.

     GEOSTRAT is designed to provide the user with stratigraphic information such as predictions of the physical characteristics of subsurface rocks, their depositional environment and interstitial fluid. GEOSTRAT permits an integrated interpretation of seismic data, well logs, biostratigraphic data, and core information utilizing data obtained from applications designed by the Company and applications designed by other parties. GEOSTRAT, when used as a stand alone product, allows the user to create stratigraphic interpretations directly from well log and seismic data. When used in conjunction with existing interpretation software, GEOSTRAT permits the user to extend standard fault/horizon interpretations in terms of stratigraphic concepts.

  SOFTWARE UPGRADES AND MAINTENANCE

     A significant percentage of the Company's software customers pay support fees to the Company that entitles them to receive software upgrades and maintenance support. The support services include telephone support, on-site support, systems support, and software and hardware training. The Company has installed an 800 number for direct access to the customer support department. The Company has also installed a computer database that enables the Company to continuously monitor the status of responses to various customer user or customer support requests. The Company believes that its software upgrades and maintenance support promote continued customer loyalty.

  COMPUTER HARDWARE

     At the request of some of the Company's customers, the Company sometimes sells supercomputers, workstations or peripherals to its customers in conjunction with the sale of geoscientific software products. In connection with this activity, the Company has entered into Value Added Reseller Agreements with Silicon Graphics, Sun Microsystems, International Business Machines, Hewlett-Packard, Cray Research and Convex that provide the Company with a reseller's discount for

                                       30

selling supercomputers, work stations and peripherals manufactured by these companies. In connection with such sales, the Company installs the software onto the supercomputers or work stations and assists with the set-up of the entire system. Following installation of a system, the Company will continue to provide technical support for the entire system. Although the Company does not realize a significant margin on the resale of the supercomputers, work stations and peripherals, the Company believes that the packaging of this equipment with the Company's software enables the Company to provide a higher level of customer service. Computer hardware sold by the Company has relatively high sales prices and low unit sales volumes, and therefore sales revenue from computer hardware have generally fluctuated significantly period to period.

PRODUCT DEVELOPMENT

     The Company's ability to compete effectively and maintain a leading market position in the manufacture and sale of seismic data acquisition systems and geoscientific software depends to a substantial degree upon continued technological innovation. While the market for these products is characterized by continual and rapid changes in technology, development cycles from initial conception through product introduction tend to extend over several years. Over the past three years, the Company has spent an average of 15.9% of its revenue toward the research and development of new products and the enhancement of current products. The Company currently has 117 employees who devote substantially all of their time to research and development activities. See "Selected Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These efforts have resulted in the development of numerous inventions, processes and techniques. In addition, the Company has been involved in efforts with other companies to jointly develop technology. For example, the POLYSEIS System was developed by a consortium consisting of the Company, IFP and two other companies. Pursuant to this arrangement, each of the members of the consortium incurred a portion of the research and development expenditures necessary to develop the POLYSEIS System and a significant portion of the Company's expenditures were reimbursed by the European Economic Community (the "EEC"). To the extent the research and development results in a commercially feasible product, the consortium will be required to repay a negotiated portion of these reimbursed amounts. See "-- Intellectual Property." The Company actively solicits the views of its customers relating to their future needs with respect to seismic data acquisition systems and geoscientific software in order to determine the direction and priority of its research and development activities.

     The Company is currently developing an integrated line of seismic processing, geological interpretation and visualization applications, called "TERRACUBE," that would enable geoscientists to develop a consistent 3-D earth model using all the data, interpretation and derived attributes pertaining to a project area. TERRACUBE would consist of a number of the Company's individual applications, including FOCUS 3D, SEISX, VOXELGEO, WELLSYSTEMS, GEOSEC and GEOSTRAT, that would be linked by a framework to enable the individual applications to transparently communicate with each other as if part of one large application, without sacrificing the ability of each application to stand on its own. Through the communication links between the applications making up the framework, all applications would be immediately aware of data modifications made in other applications, and these changes would be visible in other open applications. The Company believes that the ability to integrate a number of seismic processing, geological interpretation and visualization applications would (i) reduce the amount of time and effort involved with processing and correlating data derived from these applications, thereby reducing the overall cycle time and expense involved in processing seismic data and interpreting geological data and (ii) increase the quality of the interpretation and visualization of geological data, thereby promoting improved analysis of geological structures.

     The Company has recently developed an RDA streamer cable for use with marine seismic data acquisition systems, and the Company is currently developing an RDA ocean bottom cable for use in shallow water and in deeper ocean waters. See "-- Seismic Data Acquisition Systems -- Marine -- Streamer Cables" and "-- Marine and Transition Zones -- Ocean Bottom Cable." The Company is also developing products that will enable the Company's existing 3-D seismic data acquisition systems to be used in connection with 4-D seismic surveys. The 4-D process, or time-lapse 3-D, measures the same length, depth and width of data acquired in 3-D surveys, but also features the capability to record

                                       31

time intervals between two or more surveys. The process is well-suited for reservoir monitoring applications, and is intended to identify fluid movements and changes in the producing status of the reservoir. In addition, the Company has begun development of a seismic data acquisition system, utilizing the existing radio telemetry technology of the POLYSEIS System, that would be capable of simultaneously recording a significantly greater number of channels than existing systems for use in connection with large scale 3-D seismic surveys conducted on land.

ACQUISITIONS

     The Company has recently completed several acquisitions that complement and expand its product lines. In 1994, the Company acquired certain of the assets of Digicon, Inc. formerly used by Digicon in its marine engineering, land engineering, and cable and canister repair facilities. In 1995, the Company acquired CogniSeis, a company which was founded in 1978, as part of its strategy to integrate seismic data acquisition with seismic data processing and interpretation. This acquisition was accounted for as a pooling of interests. Subsequently, in August 1995, the Company acquired the right to develop and sell VOXELGEO, a three dimensional computer software product used by geologists and geophysicists to visualize and interpret seismic data. In September 1995, the Company acquired Photon Systems Ltd., a company that develops, markets and licenses seismic and geologic interpretation software, headquartered in Calgary, Canada, with subsidiaries in England and Houston. In October 1995, the Company acquired the business and assets of Primatek Industries, Inc., a Houston-based manufacturer of fiber optic and copper wire seismic cables plus associated connectors primarily for the geophysical industry. The Company continues to evaluate potential acquisitions of businesses and product lines that the Company believes would complement its existing business; however, the Company currently has no arrangements or commitments with respect to any particular acquisition that would be material to the Company.

MARKETING

     The Company's principal customers for its seismic data acquisition systems are seismic contractors, which operate seismic data acquisition systems to collect data in accordance with their customers specifications or for their own seismic data libraries, and major, independent and foreign national oil and gas companies, which typically specify seismic data acquisition program parameters to contractors and consequently may stipulate use of the Company's equipment, or may operate their own seismic crews.

     Published industry sources indicate that the number of seismic crews operating worldwide has decreased over the past ten years. Although the Company believes that such crew's utilization of high-channel 3-D seismic systems has increased during the same period, the Company believes that most of the world's seismic crews are not yet equipped with advanced seismic data acquisition systems, such as the SYNTRAK 480-24 Multiple Streamer Telemetry System equipped with 24-bit data acquisition modules or the Company's POLYSEIS System.

     The Company's principal customers for its geoscientific software are major, independent and foreign oil and gas companies that purchase such software for use by geologists and geophysicists to predict the existence and location of oil and gas reserves for purpose of exploration and development activities and reservoir management activities.

     The Company's marketing efforts are focused largely on areas outside the United States. See "Risk Factors -- Risks from Significant Amount of Foreign Sales." The Company sells its products through a direct sales force consisting of Company employees and through several international third-party sales representatives responsible for key geographic areas. Sales personnel generally have either oil and gas exploration or production expertise or experience in selling advanced technology-based systems.

     During fiscal 1993, 1994, and 1995, approximately 57%, 68% and 70%, respectively, of the Company's revenue was derived from sales to customers outside the United States. See Note 13 of Notes to Combined Financial Statements for geographic distribution of sales. In addition, systems sold to domestic customers are frequently deployed internationally. Company sales are predominantly

                                       32

denominated in U.S. dollars. From time to time, certain foreign sales require export licenses. See "-- Regulatory Matters" below.

     In general, products are sold on standard 30-day credit terms. However, sales are also made on extended credit arrangements or under lease/purchase arrangements usually with the credit secured by a security interest in the product. The Company's extended term credit arrangements typically require a down payment of 15% to 25% of the purchase price, with the remaining amount evidenced by a promissory note from the customer that is secured by the equipment purchased. The promissory notes typically have maturities of 12 to 36 months and bear interest at an annual rate ranging from 1% to 3% above the prime rate of First Interstate. As of December 31, 1995, the outstanding amounts of such notes totaled approximately $7.3 million. See Note 4 of Notes to Combined Financial Statements. The Company has an agreement with a commercial bank to sell up to a total of $20.0 million of customer notes to the bank at 100% of the principal amount thereof, subject to the satisfaction of certain conditions, including the bank's approval of the creditworthiness of the customer issuing a note. The Company is obligated to repurchase these notes from the bank in the event of customer default or certain other circumstances. As of December 31, 1995, the bank had purchased notes which, in the aggregate, would obligate the Company to repurchase approximately $8.0 million in principal amount of notes in the event of customer defaults. Although the Company has not experienced any material financial losses due to nonpayment by its customers, the significant cost of seismic survey equipment and the difficulty of repossessing such equipment outside of the United States could adversely affect the financial condition of the Company if the Company's foreign customers fail to make payments when due with respect to a significant amount of credit extended thereto by the Company or by a bank to which the Company has repayment obligations in the event of such nonpayment.

MANUFACTURING AND RAW MATERIALS

     The Company manufactures or assembles its products, produces spare parts and renovates and repairs seismic survey equipment at its various facilities in Houston, England, and Singapore. The POLYSEIS System is manufactured at a facility in France operated by the consortium, of which a subsidiary of the Company is a member, that developed the system. See "-- Intellectual Property." A substantial portion of the electronic components and molded shapes used in its systems and products are purchased from third party vendors. See "Risk Factors
- -- Disruption in Vendor Supplies." The Company's manufacturing and product assembly operations consist of machining the necessary component parts, configuring these parts along with components received from various vendors, and assembling a final product. Upon completion, the final products undergo functional and environmental burn-in and testing to the extremes of product specifications and final quality assurance inspection. The Company maintains inventory, including work-in-process at different levels of completion, to enable the Company to satisfy specific configuration requirements of customers within the shortest amount of time.

     The Company has occasionally experienced supply or vendor quality control problems and the Company may experience supply or vendor quality control problems from time to time in the future. Such problems, if incurred, could significantly affect the Company's ability to meet production and sales commitments. Certain items, such as the 24-bit analog-to-digital converters and hybrid processors used in its SYNTRAK 480-24 towed array system and ocean bottom cable, are purchased from single vendors. Although the Company attempts to maintain an adequate inventory of these single source items, the loss of ready access to any of these items could temporarily disrupt the Company's ability to manufacture and sell certain products. Since the Company's components are designed for use with these single source items, replacing the single source items with functional equivalents could require a redesign of the Company's components and costly delays could result.

     The performance of some of the Company's products can be affected by the performance of the seismic cables. The Company's customers purchase seismic cables from the Company or third party suppliers. Whether manufactured by the Company or a supplier, a poor performing seismic cable can adversely affect the performance of the Company's products and result in increased costs and decreased sales.

                                       33

COMPETITION

     The markets for seismic data acquisition systems and geoscientific software are highly competitive and are characterized by continual and rapid changes in technology. The Company's principal competitors for its marine seismic data acquisition systems are Input/Output, Inc., Fjord Instruments (a subsidiary of Schlumberger, Ltd.) and Hydroscience, Inc., (a subsidiary of Whitehall Corporation). In addition, Input/Output, Inc., Teledyne, Inc., and Atelier Mecanique Gaudens (a subsidiary of Compagnie General de Geophysique), are the principal competitors of the Company for marine seismic cables. The Company's principal competitors for its ocean bottom cable are Input/Output, Inc., and Mark Products, Inc. (a subsidiary of Shaw Industries). The Company's principal competitors for its POLYSEIS System are Fairfield Industries, Inc., OpSeis, Inc. and, to a limited extent, Input/Output, Inc. The Company's existing and potential competitors for geoscientific software include oil and gas service companies (principally divisions of Schlumberger, Ltd. and Petroleum Geo-Services Exploration) and specialized software companies (principally Landmark Graphics Corporation). Over 30 companies compete with the Company in one or more geoscientific software product areas. The Company also experiences competition from certain of the major oil and gas companies which have internally developed, and may continue to develop, geoscientific software, thereby limiting the Company's potential customer base.

     The Company believes that technology and reliability are the primary basis of competition in the industry, as oil and gas exploration companies demand higher quality seismic data and seismic contractors require improved productivity from their equipment and crews. The remaining principal competitive factors include price, customer support, installed base size, and first-to-market advantage. The Company believes that it competes effectively with respect to each of these areas, although there can be no assurance that sales of the Company's products will not be adversely affected if its current competitors or new market entrants introduce new products with better functionality, performance, price or other characteristics than the Company's products.

BACKLOG

     The Company forecasts sales for its products and therefore maintains an inventory of components that can be used to assemble products on relatively rapid basis. As a result, the Company normally fills and ships customer orders within 90 days of receipt and therefore maintains no significant backlog. The Company's backlog of firm orders at March 1, 1996 was $17.6 million. The Company anticipates that substantially all of such backlog will be shipped during 1996.

INTELLECTUAL PROPERTY

     The Company presently holds U.S. patents that relate to many of the components of the marine seismic survey and ocean bottom cable product lines. The Company relies on a combination of patents, trade secrets, copyrights, contracts, and technical measures to protect its proprietary hardware and software technologies. While certain key technologies have been patented by the Company, it does not typically patent its proprietary technology, even where regarded as patentable. The Company believes that in most cases this technology is more effectively protected by system enhancements, innovations and maintaining confidentiality rather than through disclosure and a comprehensive patent enforcement program. Although the Company's patents are considered important to its operations, no one patent is considered essential to the success of the Company. Copyright and trade secret protection may be unavailable or ineffective in certain foreign countries in which the Company sells its products. In addition, the Company seeks to protect its trade secrets through confidentiality agreements with its employees and agents.

     The Company also owns a number of trademarks, including MultiTRAK, SYNTRAK, SYNTRAK 480, SYNTRON, CogniSeis Development, Inc. and GEOSEC. An application has been submitted to register TERRACUBE and SYNTRAK 480-24 as U.S. trademarks. Other trademarks used by the Company have been considered less important to the Company since they pertain to products traditionally producing substantially smaller revenue to the Company.

     The POLYSEIS System and its patented components were developed by a consortium composed of IFP, Syntron Europe Limited, a subsidiary of the Company ("Syntron Europe"), Applications des

                                       34

Techniques Nouvelles en Electronique and Electronique Industrielle de l'Ouest, in which Syntron Europe holds an interest of approximately 50%. Pursuant to a Cooperation Agreement among the parties, the parties shared a portion of the costs of the development of the POLYSEIS System in accordance with their respective percentage interests in the consortium. The remaining portion of the development costs were financed through repayable grants from the EEC in the amount of approximately 1.6 million ECU (approximately $2.0 million). The members of the consortium are not individually liable for repayment of these grants. The repayment schedule of the loans has not been specified, and the consortium is required to make a reasonable proposal, within one year following receipt by the consortium of commercial proceeds from the sale or license of technology developed by the consortium, with respect to repayment terms for all or part of such grants.

     Syntron Europe is entitled to retain all revenues from its sale of the POLYSEIS System, subject to the payment of certain royalty and development fees payable to the consortium. The members of the consortium will share in revenue derived from the POLYSEIS System through royalty fees, development fees, licensing fees or otherwise, after payment of costs and expenses, including certain principal and interest on the EEC grants, in accordance with their respective percentage interests in the consortium. Syntron Europe is currently the only licensee of the POLYSEIS System. Pursuant to the Cooperation Agreement, the consent of each member of the consortium is required to license the POLYSEIS System to any party. The Company uses the POLYSEIS name in the United States with the consent of the holders of the trademark to that name.

     The Company pays royalties based on the net sales of certain products in connection with assignments to the Company of all intellectual property rights with respect to such products.

REGULATORY MATTERS

     The Company's operations are subject to numerous local, state, federal and foreign government laws and regulations governing the discharge of materials into the environment as well as relating to the protection of public health and the environment. Noncompliance with such laws and regulations could result in the imposition of significant fines, penalties and other liabilities on the Company. The Company believes that it is currently in substantial compliance with the requirements of environmental and occupational health and safety laws and regulations. Compliance with such laws and regulations has not represented a significant expense for the Company in the past and the Company does not foresee the need for material expenditures to ensure continued compliance with such laws and regulations as they currently exist. Regulations in these areas are subject to change, however, and there can be no assurance that future laws or regulations will not have a material adverse effect on the Company.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "superfund" law, imposes strict joint, several, and retroactive liability, regardless of fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the current or previous owner and operator of a facility and companies that disposed or arranged for the disposal of the hazardous substance found at a facility. CERCLA also authorizes the Environmental Protection Agency (the "EPA") and, in some cases, private parties, to take actions in response to threats of the costs of such actions. In the course of its operations, the Company has generated and will generate wastes that may fall within CERCLA's definition of "hazardous substances." Prior owners or operators at the current or past Company facilities also may have disposed of hazardous substances on these properties. The Company may be responsible under CERCLA for all or part of the costs to clean up facilities at which such substances have been disposed. The EPA has limited disposal options for certain hazardous wastes and may adopt more stringent disposal standards for nonhazardous wastes. The Company has no known material liabilities under CERCLA.

     The Company is also subject to laws and regulations concerning occupational health and safety. These laws, such as the federal Occupational Safety and Health Act and comparable statutes, establish standards that apply generally to businesses in the manufacturing sector, including the Company's businesses. Compliance with such standards and responses to any citations issued after any inspections have not represented a significant expense for the Company in the past, and the Company does not

                                       35

foresee the need for material expenditures to ensure continued compliance with such standards as they currently exist.

     The Company's operations outside of the United States are potentially subject to similar regulation in a number of countries. Management believes that the Company is in substantial compliance with existing requirements of these foreign jurisdictions and that continued compliance will not have a material adverse effect on the Company. In addition, the Company is from time to time required to obtain export licenses from the United States government. There can be no assurance that the Company will not experience difficulty in obtaining such licenses as may be required in connection with export sales. In addition, the Company is required in some countries to obtain licenses or permits in order to bid on contracts or otherwise conduct business operations. Some foreign countries require that the Company enter into a joint venture or similar arrangement with local individuals or businesses in order to conduct business in such countries.

FACILITIES

     The Company owns office and manufacturing facilities comprising 78,000 square feet on a five-acre tract in Houston, Texas. An additional ten-acre tract of undeveloped land adjacent to this facility is also owned. In addition, the Company leases 17,000 square feet of office and manufacturing space adjacent to this location. The Company also leases approximately 161,000 square feet of office and manufacturing space at four additional locations in Houston.

     The Company also owns a 52,000 square foot office and plant facility on a
2.8 acre tract in England and a 33,300 square foot office and plant facility constructed on a leased 1.4 acre tract in Singapore. Additional office space for development centers, service centers, and sales offices is leased in Colorado, Canada, England, The Peoples Republic of China, Russia, and Singapore.

EMPLOYEES

     As of December 31, 1995, the Company employed 620 people worldwide, of whom 400 were employed in the United States. The Company has never experienced a work stoppage and considers its relationship with its employees to be satisfactory. None of the Company's employees are unionized.

LEGAL MATTERS

     From time to time the Company is a party to what it believes is routine litigation and proceedings that may be considered as part of the ordinary course of its business. The Company is not aware of any current or pending litigation or proceedings that could have a material adverse effect on the Company's results of operations, financial condition or cash flow.

                                       36

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors currently has seven directors. In accordance with the Articles of Incorporation of the Company, the members of the Board of Directors are divided into three classes and are elected for a term of office or until a successor is duly elected and qualified. The Articles of Incorporation also provide that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders to be held in 1997, 1998 and 1999, respectively. Following the Offering, the Company intends to increase the size of the Board of Directors by adding one Class II director who is not an officer or employee of the Company nor a director, officer or employee of Tech-Sym. Such additional director will be elected by the current directors.

     The following table sets forth the names, ages and titles of the directors and executive officers of the Company.


        Name                            Age           Title
        ----                            ---           -----
Wendell W. Gamel.....................   66    Chairman of the Board of Directors
                                               (Class III)
Richard F. Miles.....................   47    President and Director (Class II)
Bruce H. Nelson......................   45    President of Syntron
Ray F. Thompson......................   59    Vice President, Chief Financial
                                               Officer, Treasurer and Director
                                               (Class III)
J. Rankin Tippins....................   43    Vice President, General Counsel,
                                                Secretary and Director (Class I)
W.L. Creech..........................   68    Director (Class II)
Michael C. Forrest...................   62    Director (Class I)
Christopher C. Kraft, Jr.............   71    Director (Class III)

     There are no family relationships between any of the above persons. Executive officers will be elected annually by the Board of Directors of the Company at its meetings of directors to be held immediately following the annual meeting of shareholders for the Company, to serve for the ensuing year or until their successors have been elected. There are no arrangements or understandings between any officer and any other person pursuant to which the officer was elected. Messrs. Gamel, Thompson and Tippins are full-time employees of Tech-Sym but devote such time to the affairs of the Company as the Company's needs reasonably require from time to time.

     Set forth below are descriptions of the backgrounds of the executive officers and directors of the Company and their principal occupations for the past five years.

     Mr. Gamel has been Chairman of the Board of the Company since April 1996. Mr. Gamel has been Chairman of the Board and President of Tech-Sym for more than the past five years. Mr. Gamel received his Bachelor of Electrical Engineering degree from Georgia Institute of Technology in 1952.

     Mr. Miles has been a director and the President of the Company since March 1996. Mr. Miles served as President of Syntron from January 1990 until November 1995 at which time he was elected Chairman of Syntron. In addition, Mr. Miles was elected Chairman of CogniSeis in June 1995 and elected President of CogniSeis in January 1996. Prior to his association with Syntron and CogniSeis, he had been General Manager of Geosource Marine starting in 1984 and, when Halliburton Geophysical Services ("HGS") acquired Geosource Marine in 1988, he became the Manager of the HGS North America Marine and Central Marine Support, which continued the former marine seismic data acquisition business of GeoSource Marine. Mr. Miles received his Masters of Business Administration degree from Southern Methodist University in 1983.

     Mr. Nelson was appointed President of Syntron in December 1995. Mr. Nelson joined Syntron in November 1994 as Vice President of Business Development. From August 1989 until April 1994, Mr. Nelson served as a Vice President of Landmark Graphics (a geoscientific software company),

                                       37

where he also served as General Manager Asia Pacific from August 1989 until December 1993, and Manager of Seismic Service Business Development from December 1993 until October 1994. He received his Bachelor of Science degree in geophysics from the University of British Columbia in 1972 and a Masters of Geoscience degree from the University of Texas at Dallas in 1987.

     Mr. Thompson has been a director, a Vice President and the Chief Financial Officer and the Treasurer of the Company since March 1996. Mr. Thompson has also been the Treasurer, Controller and Chief Financial Officer of Tech-Sym for more than the past five years. In February of 1993, he was elected to the additional office of Vice President of Tech-Sym. Mr. Thompson received his B.A. degree in accounting from the University of Texas - Pan American in 1962.

     Mr. Tippins has been a director and a Vice President and the General Counsel and Secretary of the Company since March 1996. Mr. Tippins has also been the Secretary and General Counsel of Tech-Sym for more than the past five years. Mr. Tippins received his undergraduate degree from Tulane University in 1974 and his law degree from St. Mary's University in 1977.

     Mr. Creech has been a director of the Company since April 1996. Since his retirement from the United States Air Force as a Four Star General in 1984, General Creech has been an independent business consultant and speaker. He is the author of THE FIVE PILLARS OF TQM. General Creech also serves as a director of Tech-Sym, Comarco, Inc. (a service provider for the defense and communications industries), and ESEA Corporation (an engineering services company).

     Mr. Forrest has been a director of the Company since April 1996 and a director of Tech-Sym since December 1995. Mr. Forrest is also the Senior Vice President of Technology and Business Development at Maxus Energy Corporation (an oil and gas exploration and production company), a position he has held since 1994. He originally joined Maxus in 1992 as Vice Chairman and Chief Operating Officer and served on its Board of Directors until it was acquired by YPF, S.A. in 1995. Previously, he was president of Pecten International Co., a company engaged in the business of oil and gas exploration that is a subsidiary of Shell U.S.A. During his 37 years of service with Shell, Mr. Forrest served in various exploration and management positions. Mr. Forrest is a graduate of St. Louis University and has a Bachelor of Science degree in geophysical engineering.

     Dr. Kraft has been a director of the Company since April 1996. Dr. Kraft is also a director of Tech-Sym. Dr. Kraft has been a consultant to the aerospace industry since his retirement as Director of the NASA Johnson Space Center in 1982. He was Flight Director for all of the Mercury missions and many of the Gemini missions. He also serves as a director of LifeCell Corporation (a biotechnology company) and previously served as a director of PanEnergy (a gas transmission company), formerly Panhandle Eastern.

     In connection with the Reorganization, the Board of Directors of the Company established two standing committees, the Audit Committee and the Compensation Committee. The Audit Committee is comprised of Messrs. Creech and Forrest, and the Compensation Committee is comprised of Messrs. Creech, Forrest and Kraft. It is anticipated that the additional director to be elected to the Board of Directors following the Offering will serve on the Company's Audit Committee.


     The duties of the Audit Committee will be to examine and consider matters relating to (i) the financial affairs of the Company, including reviewing the Company's annual financial statements, (ii) the scope and adequacy of the independent annual audit and internal audits, and (iii) the effectiveness and adequacy of the Company's internal and accounting controls, including matters addressed in the independent accountant's letter to management. The duties of the Compensation Committee will be (i) to consider and make recommendations to the Board of Directors with respect to programs for human resource development and management organization and succession, (ii) to approve changes in senior executive compensation, (iii) to make recommendations to the Board of Directors regarding compensation matters and policies and (iv) to administer the Company's 1996 Equity Incentive Plan ("Stock Plan"), including the selection of participants, the determination of the

                                       38

type and number of awards to be granted and any interpretation of the Stock Plan. The Company does not intend to have a nominating committee.

EXECUTIVE COMPENSATION

     The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's principal executive officer and one other executive officer for the year ended December 31, 1995. No other executive officer of the Company who held office at the end of 1995 received a salary and bonus from the Company in excess of $100,000 in 1995. Messrs. Gamel, Thompson and Tippins are full-time employees of Tech-Sym but devote such time to the affairs of the Company as the Company's needs reasonably require from time to time. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Corporate Services Agreement between the Company and Tech-Sym. Accordingly, the compensation for these individuals is not paid by the Company and is not reported in the following table. In addition, options to purchase shares of Common Stock of Tech-Sym granted by Tech-Sym to Messrs. Miles and Nelson are not included in the following table since these options were granted in connection with services rendered to Tech-Sym by Messrs. Miles and Nelson.

                           SUMMARY COMPENSATION TABLE

                                                                                Long Term Compensation
                                                                            ------------------------------
                                                                             Number Of
                                                                               Shares
                                                  Annual Compensation(1)     Underlying
              Name And                            ----------------------      Options         All Other
         Principal Positions             Year       Salary      Bonus(2)     Granted(3)    Compensation(4)
- -------------------------------------  ---------  -----------   --------    ------------   ---------------
Richard F. Miles.....................    1995     $   183,000   $ 67,920        -0-            $ 5,695
  President
Bruce H. Nelson......................    1995     $   125,000   $ 43,150        -0-            $ 4,233
  President of Syntron

- ------------

(1) Does not include perquisites and other personal benefits because the value of these items did not exceed the lesser of $50,000 or 10% of reported salary and bonus of any of the named executive officers.

(2) Bonus amounts were earned during the years indicated, but paid in the first quarter of the following year.

(3) No options to purchase shares of Common Stock of the Company have been granted to any executive officer.

(4) Each of the amounts in this column are matching contributions by the Company to the executive officers account in Tech-Sym's Retirement (401(k)) Plan.

DIRECTOR REMUNERATION

     Members of the Board of Directors who are not employees of either the Company or Tech-Sym will be paid a fee of $1,000 for attendance at each Board meeting and a fee of $250 for attendance at each meeting of a committee of the Board. Board members who are either employees of the Company or Tech-Sym will not receive any fees. Members of the Board who are not current or former employees of the Company or Tech-Sym are also paid an annual director fee of $12,000.

1996 EQUITY INCENTIVE PLAN

     The Company's Stock Plan was adopted by the Board of Directors of the Company in April 1996, and approved by the Company's sole stockholder on the same date. The Stock Plan permits the granting of any or all of the following types of awards ("Awards"): stock appreciation rights ("SARs"), stock options, restricted stock, dividend equivalents, performance units, automatic Director options, phantom shares, limited stock appreciation rights ("LSAR's"), bonus stock and cash tax rights.

                                       39

     ELIGIBILITY FOR PARTICIPATION. All officers and employees of, and any consultants to, the Company or any affiliate of the Company will be eligible for participation in all Awards under the Stock Plan other than Director options with tandem LSAR's. The non-employee directors of each of the Company and Tech-Sym will only receive automatic grants of Director options with tandem LSAR's.

     ADMINISTRATION. The Stock Plan is administered by the Compensation Committee of the Company's Board of Directors, which must consist solely of disinterested persons within the meaning of Rule 16b-3 of the Exchange Act. Except with respect to the automatic grant of Director options, the Compensation Committee will select the participants who will receive Awards, determine the type and terms of Awards to be granted and interpret and administer the Stock Plan.

     AMENDMENT AND TERMINATION. The Board of Directors of the Company may terminate or amend the Stock Plan without stockholder approval, except that stockholder approval is required for any amendment that would increase the number of shares authorized or otherwise cause the Stock Plan to cease to satisfy the requirements of Rule 16b-3 of the Exchange Act.

     TERM OF THE STOCK PLAN. Unless sooner terminated, the Stock Plan will terminate on December 31, 2005, after which time no additional Awards may be made under it; however, all then outstanding Awards will continue pursuant to their terms.

     SHARES SUBJECT TO THE STOCK PLAN. Subject to adjustment as described below, 1,500,000 shares of Common Stock may be awarded under the Stock Plan, of which no more than 300,000 shares may be issued as non-performance based restricted stock, phantom stock and/or bonus stock awards.

     EMPLOYEE/CONSULTANT STOCK OPTIONS. Stock options granted under the Stock Plan are subject to such terms and conditions as may be established by the Compensation Committee, which may include conditioning the exercisability of an option on the achievement of one or more performance goals, except that in all events: (i) no stock options may be granted after the termination of the Stock Plan; (ii) the option exercise price cannot be less than the market value per share of the Common Stock at the date of grant; and (iii) no stock option may be exercised more than 10 years after it is granted. Stock options may be granted either as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-qualified stock options or a combination thereof. However, ISOs can only be granted to participants who are employees of the Company or Tech-Sym or a subsidiary of the Company. In addition, the Committee may provide, with respect to an option granted to a key employee, that such grant will have an automatic "reload" grant feature, with such terms and conditions as the Committee may establish for such reload, including limitations on exercisability conditioned on the holding of the stock acquired on the exercise triggering such reload grant.

     The Compensation Committee will determine the form in which payment of the optionee's exercise price may be made, which may include cash, shares of Common Stock already owned by the optionee, a "cashless exercise" through a broker, or any combination thereof.

     DIRECTOR STOCK OPTIONS. On the date that is thirty (30) trading days after the closing of the Offering, each director of the Company who is not an employee of either the Company or Tech-Sym will automatically receive an option to purchase 10,000 shares of Common Stock, and each non-employee director of Tech-Sym who is not a director of the Company will automatically receive an option to purchase 5,000 shares of Common Stock, in each case at an exercise price per share equal to the arithmetic average, without regard to number of shares, of the closing price on the NASDAQ National Market for thirty (30) consecutive trading days after the closing of the Offering, as reported in THE WALL STREET JOURNAL. Thereafter, each such director of the Company who is not either an employee of the Company or Tech-Sym shall automatically receive on the date of each annual meeting of the Company's stockholders meeting (commencing with the 1997 meeting) an option to purchase 1,000 shares of Common Stock at an exercise price per share equal to the fair market value of the Common Stock on the date of grant. Each person who becomes a director of the Company after the initial grants and who is not either an employee of the Company or Tech-Sym shall receive an initial option award

                                       40

to purchase 10,000 shares of Common Stock on the date of such person's election or appointment at an exercise price per share equal to the fair market value of the Common Stock on the date of grant. Neither the Compensation Committee nor the Board of Directors has any discretion with respect to non-employee director stock options. Each such Director option shall become exercisable six months from the date of grant (or, if earlier, the date of a Change in Control) and have a term of 10 years, subject to earlier termination depending upon continuity of service on the Boards.

     STOCK APPRECIATION RIGHTS. An SAR may be granted in tandem with stock options or separate and apart from a grant of a stock option. The grant price of an SAR shall not be less than the fair market value per share of Common Stock on the date of grant and shall have a term not to exceed 10 years. The spread on the exercise of an SAR may be paid in cash, Common Stock or any combination thereof, as the Compensation Committee may determine.

     RESTRICTED STOCK. The Compensation Committee may also make grants of restricted stock, which are shares of Common Stock that may not be disposed of by the participant until the restrictions specified in the Award expire. The restrictions may include the achievement of specified performance goals. The participant will have, with respect to restricted stock, the right to vote the shares and, subject to such limitations (if any) established by the Compensation Committee, receive any cash dividends. Except as otherwise determined by the Compensation Committee, upon termination of a participant's employment for any reason during the restricted period, all restricted stock will be forfeited by the participant.

     PHANTOM SHARES. The Compensation Committee may grant Awards of phantom shares of Common Stock, which may be payable in cash, shares of Common Stock or a combination thereof, in consideration of the fulfillment of such conditions as the Compensation Committee may specify, which may include the achievement of specified performance goals.

     PERFORMANCE UNITS. Performance units are units equivalent to $100 (or such other value as the Compensation Committee determines) and may consist of payments in cash, shares of Common Stock or a combination thereof, payable upon the achievement of specified performance goals. The Compensation Committee shall determine the performance goals to be achieved during any performance period and the length of any performance period.

     BONUS STOCK. The Compensation Committee may deliver unrestricted shares of Common Stock to eligible persons as additional compensation for the person's services to the Company and its affiliates or in lieu of cash bonuses payable to a participant.

     DIVIDEND EQUIVALENTS. The Compensation Committee may provide, with respect to a stock option (other than Director options) or phantom share Awards that such awards shall be credited (on an immediate or deferred basis) with dividend equivalents, which are equal to any cash dividends paid on the Common Stock while the Award is outstanding.

     LSARS. The Plan provides, with respect to each SAR, Director option and stock option for automatic tandem, LSAR's that provide the participant with the right to receive, for a limited period following a change of control of the Company, the "spread" on his SAR's, Director options and Option Rights in cash, based on the value of the consideration paid in the change of control.

     CASH TAX RIGHTS. The Compensation Committee may grant cash tax rights in tandem with any Award payable in shares of Common Stock. A cash tax right is a right to receive cash upon receipt of the shares of Common Stock pursuant to the tandem Award.

     PERFORMANCE GOALS. The Compensation Committee may, in its discretion, subject any Award (other than Director options) to the attainment of certain performance goals. Such performance goals, which may be described in terms of Company-wide objectives, in terms of objectives that are related to performance of the division, department or function within the Company or a subsidiary in which the employee receiving the Award is employed or in individual or other terms, and which will relate to a period of time determined by the Compensation Committee. The performance goals that may be used include one or more of the following: (i) earnings before interest, taxes, depreciation and amortization

                                       41

expenses ("EBITDA"); (ii) earnings before interest and taxes ("EBIT"); (iii) EBITDA, EBIT or earnings before taxes and unusual or nonrecurring items as measured either against the annual budget or as a ratio to revenue; (iv) return on total capital; (v) total stockholder return; and (vi) stock price performance. Which objectives to use with respect to an Award, the weighting of the objectives if more than one is used, and whether the objective is to be measured against a Company-established budget or target, an index or a peer group of companies, shall be determined by the Compensation Committee in its discretion at the time of grant of the Award. A performance goal need not be based on an increase or a positive result and may include, for example, maintaining the status quo or limiting economic losses.

     TRANSFERABILITY. No Award under the Stock Plan that has not become payable or earned will be transferable other than by will or the laws of descent and distribution.

     ADJUSTMENTS. The Compensation Committee may provide for adjustment of Awards under the Stock Plan if it determines such adjustment is required to prevent dilution or enlargement of the rights of participants in the Stock Plan that would otherwise result from a stock dividend, stock split, combination of shares, recapitalization, merger, consolidation, reorganization or other similar corporate transaction.

     The Stock Plan permits the Company to allow an optionee, upon exercise of an option, to satisfy any applicable federal income tax requirements in the form of either cash or, at the discretion of the Compensation Committee, shares of Common Stock, including shares issuable upon exercise of such option.

     CHANGE IN CONTROL. The Stock Plan provides that Awards may, pursuant to their terms, provide that upon a "change of control" of the Company the Award would become immediately vested and exercisable or payable, as the case may be. A "change of control" of the Company shall be deemed to occur if a person or group acquires 25% or more of Tech-Sym's voting securities, the Directors of Tech-Sym at the beginning of any two-year period cease to constitute a majority of the Tech-Sym Board of Directors during such period for any reason, the stockholders of Tech-Sym approve a merger or consolidation of Tech-Sym with any other company (with certain exceptions), the stockholders of Tech-Sym approve an agreement for the sale, exchange or disposition by Tech-Sym of all or a substantial portion of Tech-Sym's assets or the stockholders of Tech-Sym adopt a plan of complete liquidation of Tech-Sym. If the Company ceases to be a subsidiary of Tech-Sym, "Company" is substituted for "Tech-Sym" in the above in determining whether a "change in control" has occurred.

     The Board of Directors of the Company may amend, suspend or terminate the Plan at any time, except that any amendment that would (i) materially increase the benefits accruing to participants under the Plan, (ii) materially increase the number of securities which may be issued under the Plan and (iii) materially modify the requirements as to eligibility for participation in the Plan requires stockholder approval unless, in each case, such approval is not required to meet the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless the term of the Plan is extended or earlier terminated, the Plan will terminate on December 31, 2005.

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Stock Plan based on federal income tax laws in effect on January 1, 1996. This summary is not intended to be exhaustive and does not describe state or local tax consequences. Additional or different federal income tax consequences to the employee or the Company may result depending upon other consideration not described below.

     In general: (i) no income will be recognized by an optionee at the time a non-qualified stock option (an option not qualified under Section 422 of the Code) ("NQO") is granted; (ii) at the time of exercise of a NQO, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares if they are nonrestricted on the date of exercise; (iii) at the time of sale of shares acquired pursuant to the exercise of a NQO, any appreciation (or depreciation) in the value of the shares after the date of

                                       42

exercise will be treated as either short term or long term capital gain (or loss) depending on how long the shares have been held.

     No income generally will be recognized by an optionee upon the grant or exercise of an ISO, although the excess of the fair market value on the date of exercise over the option price is included in alternative minimum taxable income for alternative minimum tax purposes. However, if the optionee exercises the ISO and disposes of the shares of Common Stock in the same year and the amount realized is less than the fair market value on the date of exercise, only the difference between the amount realized and the adjusted basis of the stock will be included in alternative minimum taxable income. If shares of Common Stock are issued to an optionee pursuant to the exercise of an ISO and no disposition of the shares is made by the optionee within two years after the date of grant or within one year after the transfer of the shares to the optionee (the "Holding Periods"), then, upon the sale of the shares, any amount realized in excess of the option price will be taxed to the optionee as long term capital gain and any loss sustained will be a long term capital loss.

     If shares of Common Stock acquired upon the exercise of an ISO are disposed of prior to the expiration of either Holding Period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares in a sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as short term or long term capital gain (or loss) depending on the holding period.

     No income will be recognized by a participant in connection with the grant of an SAR. When the SAR is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of any cash and the fair market value of any nonrestricted shares of Common Stock received pursuant to the exercise.

     A recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock reduced by any amount paid by the recipient at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of
Section 83 of the Code. Further, any dividends received with respect to restricted stock that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of the shares (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares and any dividend received while the shares are subject to a substantial risk of forfeiture or restrictions will be treated as dividend income to the recipient.

     No income generally will be recognized upon the grant of phantom shares or performance units. Upon payment in respect of phantom shares or earned performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares of Common Stock received less any amount paid for such award at the time of payment or transfer pursuant to the fulfillment of the specified conditions or the achievement of the performance goals.

     The recipient of bonus stock generally will be subject to tax at ordinary income rates on the fair market value of nonrestricted shares of Common Stock on the date that such shares are transferred to the recipient, reduced by any amount paid by the recipient, and the capital gain or loss holding period for such shares will also commence on that date.

     No income will be recognized upon the grant of a cash tax right. The recipient of a cash tax right will be subject to tax at ordinary income rates on the cash received pursuant to the Award.

     Where the sale of stock that is received as the result of a grant of an Award could subject an officer or director to suit under Section 16(b) of the Exchange Act, the tax consequences to the officer

                                       43

or director may differ from the tax consequences described above. In these circumstances, the principal difference usually will be to postpone the taxation (and valuation) of the stock received so long as the sale of the stock received could subject the officer or director to suit under Section 16(b) of the Exchange Act, but not longer than six months.

     To the extent that a participant recognizes ordinary income in the circumstances described above, Tech-Sym, the Company or subsidiary for which the participant performs services will be entitled to a corresponding deduction for federal income tax purposes provided that, among other things, (i) the income meets the test of reasonableness, is an ordinary and necessary business expense,
(ii) is not an "excess parachute payment" within the meaning of Section 280G of the Code and (iii) if the $1.0 million limitation of Section 162(m) of the Code is exceeded, the compensation qualifies as "performance based" under such section.

DIRECTOR AND OFFICER LIABILITY; INDEMNIFICATION

     The Company's Articles of Incorporation (the "Articles") provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by Nevada's Private Corporations Law (the "NPCL"). Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made, a party to any suit or proceeding, may be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. The Company's Articles, Bylaws and the NPCL further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles, the Bylaws, any agreement, vote of stockholders or disinterested directors or otherwise.

     The NPCL provides that a corporation's articles of incorporation may contain a provision which eliminates or limits the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that such a provision must not eliminate or limit the liability of a director or officer for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of illegal distributions. The Company's Articles include a provision eliminating the personal liability of directors for breach of fiduciary duty except that such provision will not eliminate or limit any liability which may not be so eliminated or limited under applicable law.

EXECUTIVE RETIREMENT AGREEMENT

     Mr. Miles is a party to a retirement agreement entered into with Tech-Sym in 1994 which provides for the payment to him of an annual retirement benefit for the remainder of his life commencing at his retirement on or after age 65 in an amount equal to 65% of his highest rate of base salary payable by Tech-Sym and its subsidiaries that is in effect at any time prior to his reaching age 61 ("Base Salary"). If such executive voluntarily terminates his employment prior to age 65, but on or after age 62, he shall commence receiving his retirement benefit reduced by 1.39% for each full calendar month which his date of termination precedes his 65th birthday, unless such reduction is waived by the Board. The applicable Base Salary of Mr. Miles for purposes of this agreement is $195,000. The agreement further provides for the payment of a surviving spouses benefit equal to 37 1/2% of the officer's Base Salary, which is payable annually upon his death to his surviving spouse, if any, for the lesser of ten years or the remainder of her life. Tech-Sym's obligation under the agreement to pay the retirement benefits terminates if Mr. Miles voluntarily leaves the employ of Tech-Sym prior to reaching age 62 (other than due to death or total and permanent disability) or is terminated for cause. The benefits remain payable in the event of the termination of employment prior to age 62 because of his total and permanent disability or his termination after reaching age 62, but in both instances are subject to reduction for their early commencement unless such reduction is waived by the board. Under the agreement, the surviving spouses benefit is not payable if Mr. Miles voluntarily leaves the employ of Tech-Sym prior to age 62 or is terminated for cause, but is payable if the executive dies while still in the employ of Tech-Sym, or after his termination of employment after reaching age 62 or after his

                                       44

termination due to a disability. The agreement also provides Mr. Miles with continued Company-provided health benefits after his retirement. The benefits under the agreement are 50% vested after ten years of continuous employment with Tech-Sym with an additional 10% each year thereafter until fully vested.

     Tech-Sym has contributed certain assets to a trust with a commercial bank to provide for the payment of the benefits under the retirement agreement. The amounts held in trust remain available to the claims of creditors of Tech-Sym in the event of its bankruptcy or insolvency.

TERMINATION AGREEMENT

     Tech-Sym entered into a Termination Agreement in 1991 with Mr. Miles which provides that if the employment of Mr. Miles is terminated during the three-year period following a Change in Control of Tech-Sym, as defined in the agreement, other than for cause or by the employee for other than "good reason," the employee will continue to be paid his base salary, participate in the Bonus Plan and receive certain other benefits for the remainder of such three-year period, reduced by any amounts payable to the employee (i) pursuant to a Retirement Agreement and (ii) from other employment.

CERTAIN TRANSACTIONS WITH MANAGEMENT

     The Company paid approximately $0.9 million, $1.0 million and $1.3 million to Tech-Sym in 1993, 1994 and 1995, respectively, in connection with management, financial, and legal services provided by Tech-Sym to the Company. The amount of the fee payable by the Company was determined by Tech-Sym as the allocable portion of certain general and administrative expenses incurred by Tech-Sym based on the Company's net sales, payroll, and capital employed (fixed assets and inventory) in relation to the net sales, payroll and capital employed of Tech-Sym's subsidiaries in the aggregate. Pursuant to the Corporate Services Agreement between the Company and Tech-Sym, it is expected that similar services will be provided to the Company by Tech-Sym in 1996. The Corporate Services Agreement provides for the payment of a fee by the Company to Tech-Sym that is calculated in a manner similar to the manner such fees have been calculated in the past for similar services. The Company believes that the fees paid to Tech-Sym in 1993, 1994 and 1995 for management, financial and legal services provided by Tech-Sym to the Company were not more than those that would have been payable to an unaffiliated third party for providing such services, and that the fees payable to Tech-Sym under the Corporate Services Agreement for the services to be provided thereunder will not be more than the fees that would be required to be paid to an unaffiliated third party to provide such services. In addition, during 1993, 1994 and 1995 the Company paid to Tech-Sym approximately $630,000, $709,000 and $1.3 million, respectively, in interest on outstanding indebtedness owed to Tech-Sym. The Company intends to reduce the amounts payable to Tech-Sym from a portion of the proceeds of this Offering. See "Relationship with Tech-Sym" and "Use of Proceeds."

                                       45

                        SECURITY OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS

     The table below sets forth, as of April 30, 1996, (i) the name and address of each person known by management to beneficially own more than 5% of the Company's outstanding Common Stock and (ii) the number of shares beneficially owned by each such shareholder and the percentage of outstanding shares owned as of such date and as adjusted to give effect to the Offering.

                                                   Beneficial Ownership Of Common Stock
                                        ----------------------------------------------------------
                                                                     Percentage Of Shares
          Name And Address                                  --------------------------------------
         Of Beneficial Owner            Number Of Shares    Prior To Offering    After Offering(1)
- -------------------------------------   ----------------    -----------------    -----------------
Tech-Sym Corporation.................      7,700,000             100%                79.4%
10500 Westoffice Drive
Houston, Texas 77042

- ------------

(1) Assumes no exercise of the Underwriters' over-allotment option. If such option is exercised in full, the percentage of the outstanding shares of Common Stock to be owned by Tech-Sym after the Offering will be 77.0%.

                           RELATIONSHIP WITH TECH-SYM

     The Company was organized as a wholly-owned subsidiary of Tech-Sym in connection with the Reorganization involving Syntron, CogniSeis and Symtronix. See "The Reorganization." Prior to the Reorganization, Tech-Sym provided management and administrative assistance to Syntron and CogniSeis and also provided working capital to Syntron and CogniSeis through intercompany loans, which loans will be repaid from the net proceeds of the Offering. See "Use of Proceeds." Subsequent to the Reorganization, Tech-Sym has continued to provide management and administrative assistance to the Company. In anticipation of the Offering, the Company and Tech-Sym have entered into a number of agreements for the purpose of defining the ongoing relationship between them. As a result of Tech-Sym's ownership interest in the Company, the terms of such agreements were not the result of arm's-length negotiation; however, the Company believes such terms are reasonable in light of the services rendered. The following is a summary of certain agreements between the Company and Tech-Sym, each of which is qualified in its entirety by reference to the forms of such agreements filed as exhibits to the Registration Statement of which this Prospectus is a part.

CORPORATE SERVICES AGREEMENT

     The Company and Tech-Sym have entered into a Corporate Services Agreement pursuant to which Tech-Sym will continue to provide certain corporate and administrative services to the Company. The services provided by Tech-Sym to the Company will include advisory management services, certain accounting, financial reporting, auditing, finance and treasury services, employee benefits administration, insurance procurement, tax planning, governmental reporting and legal services. Charges for the services or products provided by third parties will be based on the actual costs incurred. Charges for all other services or products will be based on an allocation of direct and indirect costs. Indirect costs, which consist of general and administrative expenses related to the management personnel of Tech-Sym (including salaries and bonuses), will be allocated pursuant to a formula that takes into account the relative payroll, operating revenue, tangible capital assets and inventory of the Company in relation to those of Tech-Sym's subsidiaries in the aggregate. The Corporate Services Agreement may be terminated for any reason as to any or all services by either party on 90 days' notice or by shorter notice under certain circumstances.

TAX ALLOCATION AGREEMENT

     The Company and Tech-Sym have entered into a Tax Allocation Agreement to provide for (i) the allocation and payment of taxes for periods during which the Company and Tech-Sym (or its affiliates other than the Company and its subsidiaries) are included in the same consolidated group for federal

                                       46

income tax purposes or the same consolidated, combined or unitary returns for state tax purposes, (ii) the allocation of responsibility for the filing of tax returns, (iii) the conduct of tax audits and the handling of tax controversies and (iv) various related matters. For periods during which the Company is included in Tech-Sym's consolidated federal income tax returns or state consolidated, combined, or unitary tax returns, the Company will be required to pay to or entitled to receive from Tech-Sym its allocable portion of the consolidated federal income and state tax liability or credits. The Company will be responsible for foreign and separate return state and local tax liabilities for itself and for its subsidiaries for all periods.

SHAREHOLDER AGREEMENT

     Tech-Sym currently is required to file periodic reports under the federal securities laws and, following the Offering, the Company will also be subject to such periodic reporting requirements. As a result of the ownership interest of Tech-Sym with respect to the Company, and the Company may be required to disclose certain information relating to Tech-Sym. In order to allow each party to satisfy its disclosure requirements, the Company and Tech-Sym have entered into a Shareholder Agreement (the "Shareholder Agreement") that provides that each party shall cooperate with the other party in connection with their respective reporting requirements under federal and state securities laws, including providing information to the other party necessary to satisfy such reporting requirements. In connection therewith, it is anticipated that the Company will be required to provide Tech-Sym, at least on a quarterly and annual basis, certain information with respect to the business, operations, financial position, results of operations and cash flows of the Company as may be necessary for Tech-Sym to satisfy its disclosure requirements under federal and state securities laws. In addition, the agreement provides that, following this Offering, each party (the "Indemnifying Party") will be obligated to indemnify the other party and its subsidiaries, and the respective directors, officers, employees, agents and representatives thereof (the "Indemnified Party") for costs or liabilities relating to, resulting from or arising out of federal or state securities laws that are incurred by the Indemnified Party as a result of any misrepresentations in or omissions from any report, registration statement or other document required to be filed under federal or state securities laws.

     In addition, the Shareholder Agreement provides that, without Tech-Sym's prior written consent, the Company will not (i) incur capital expenditures in excess of $500,000 for any project, (ii) incur any borrowings (other than trade credits), (iii) issue any capital stock of the Company (other than pursuant to the Stock Plan), (iv) sell or otherwise dispose of assets, in any one transaction or series of related transactions (other than the sale of products in the ordinary course of business), (v) acquire assets or capital stock of any company for a purchase price in excess of $1 million, (vi) merge or consolidate with any party, or (vii) enter into any agreement or arrangement committing the Company to take any such action. This provision will terminate in the event Tech-Sym owns less than 50% of the Company's outstanding Common Stock.

INTERCOMPANY CREDIT AGREEMENT

     The Company and Tech-Sym have entered into an Intercompany Credit Agreement (the "Intercompany Credit Agreement") in order to establish the terms of indebtedness that may be incurred by the Company from Tech-Sym from time to time (the "Intercompany Indebtedness"). The Intercompany Credit Agreement does not obligate Tech-Sym to loan any money to the Company, and any incurrence of Intercompany Indebtedness would be determined based on the agreement of Tech-Sym to loan, and the agreement of the Company to borrow, a specified amount at the time of any such borrowing. Interest on any Intercompany Indebtedness will be payable at (i) the rate of interest payable by the Company under the Syntron Facility or any successor facility with First Interstate or (ii) if neither the Company nor Syntron no longer has a credit facility with First Interstate, at the prime rate of First Interstate. Any Intercompany Indebtedness must be repaid by the Company within 30 days following demand for repayment by Tech-Sym. Intercompany indebtedness may be paid, in whole or in part, at any time, without penalty or premium. Upon default or a change in control of the Company,

                                       47

Tech-Sym, at its option, may declare any Intercompany Indebtedness and all interest accrued thereon to be immediately due and payable. An event of default will occur under the agreement if the Company shall fail to make any payment when due or certain bankruptcy or similar events shall occur with respect to the Company or its subsidiaries. Upon default, Tech-Sym may declare any Intercompany Indebtedness and all interest accrued thereon to be immediately due and payable and may exercise any rights and remedies it may have, whether at law, in equity, or otherwise, including the right to set off any such amounts against any debt or obligation arising by Tech-Sym or any of its affiliates to the Company or its subsidiaries.

STOCK RESTRICTION AND REGISTRATION AGREEMENT

     Pursuant to the terms of a Stock Restriction and Registration Agreement with Tech-Sym (the "Stock Agreement"), the Company has provided Tech-Sym with certain registration rights, including three demand registration rights and certain "piggy-back" registration rights, with respect to Common Stock owned by Tech-Sym after the Offering. The Company's obligation is subject to certain limitations relating to a minimum amount of Common Stock required for registration, the timing of registration and other similar matters. The Company is obligated to pay all expenses incidental to such registration, excluding Underwriters' discounts and commissions and certain legal fees and expenses.

MISCELLANEOUS

     Upon the closing of the Offering, Tech-Sym will own approximately 79.4% of the outstanding shares of Common Stock of the Company (or 77.0% if the Underwriters' over-allotment option is exercised in full). As a result of its stock ownership of a majority of the outstanding common stock of the Company, Tech-Sym will be able, acting alone, to elect the entire Board of Directors of the Company and to approve any action requiring stockholder approval. See "Description of Capital Stock." Tech-Sym intends for the foreseeable future to maintain at least majority ownership of the Company. This may require the purchase by Tech-Sym of additional shares of Common Stock of the Company from time to time as the number of outstanding shares issued by the Company increases. These purchases may be made either directly from the Company pursuant to the Stock Restriction and Registration Agreement or on the open market, in either case, at prevailing market prices. See " -- Stock Restriction and Registration Agreement."

     From time to time, the Company may transact business in the ordinary course with Tech-Sym or its subsidiaries or affiliates. All such transactions will be on terms comparable to those the Company would receive from unaffiliated parties.

                                       48

                          DESCRIPTION OF CAPITAL STOCK

     The Company is a Nevada corporation organized in March 1996. The Company's authorized Capital Stock consists of 35,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock par value $0.01 per share. As of March 28, 1996, 100,000 shares of Common Stock and no shares of Preferred Stock were issued and outstanding. Prior to the consummation of the Offering, an additional 7,600,000 shares of Common Stock will be issued by the Company to Tech-Sym in connection with the Reorganization. See "The Reorganization." The following summary is qualified in its entirety by reference to the Articles and Bylaws of the Company, which are filed as an exhibit to the Registration Statement, of which this Prospectus is a part.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of common stockholders and are not entitled to cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of holders of outstanding Preferred Stock. See "Dividend Policy". Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

     The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by the Board of Directors in its sole discretion. The Board of Directors is authorized to fix and determine variations in the voting power, designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights, rights to receive dividends or assets upon liquidation, rights of conversion into Common Stock or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights. Shares of Preferred Stock or any series thereof may have full or limited voting powers, or be without voting powers.

     Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then market price for such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the regulations of the securities exchange or securities market on which its Common Stock is listed. Pursuant to the Shareholder Agreement, the Company has agreed that it will not issue any shares of capital stock (other than pursuant to the Stock Plan) without the consent of Tech-Sym until such time as Tech-Sym no longer owns at least 50% of the Company's outstanding Common Stock.

ANTI-TAKEOVER PROVISIONS

  NEVADA STATUTORY PROVISIONS

     Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes sections 78.411-78.444, which applies to any Nevada corporation that has a class of voting shares registered

                                       49

with the Securities and Exchange Commission (the "Commission") under Section 12 of the Exchange Act, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to or with an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporations assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation,
(c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would result in increasing the proportionate share of shares of the corporation owned by the "interested stockholder," or (f) the receipt of benefits by an interested stockholder, except proportionately as a stockholder, of any loans, advances or other financial benefits provided by the corporation. An "interested stockholder" is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10% or more of the corporation's voting stock.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval is obtained, the combination may be consummated after the three-year period expires. If this approval is not obtained, the combination may be consummated after the three-year period expires if either (a)(i) the board of directors of the corporation approved, prior to such person becoming an interested stockholder, the combination or the purchase of shares by the interested stockholder or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the interested stockholder at a meeting called no earlier than three years after the date the interested stockholder became such or (b)(x) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Section 78.441 through 78.443, inclusive, and (y) prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" would not have become the beneficial owner of additional voting shares of the corporation.

     Nevada's "Control Share Acquisition Statute," Nevada Revised Statute sections 78.378-78.3793, prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to any Nevada corporation with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which does business directly or indirectly in Nevada. The Company does not intend to "do business" in Nevada within the meaning of the Control Share Acquisition Statute. Therefore, it is unlikely that the Control Share Acquisition Statute will apply to the Company. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days thereof become "Control Shares," which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an

                                       50

information statement to the corporation, then the corporation may, if so provided in its Articles or Bylaws, call certain of the acquirors shares for redemption at the average price paid for the Control Shares by the acquiror. The Company's Articles and Bylaws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares which owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid by the acquiror in the transaction subjecting the stockholder to the statute) unless the Articles or Bylaws of the corporation provide otherwise.

  PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS

     The Company's Articles and Bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

     CLASSIFIED BOARD OF DIRECTORS. The Articles provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. The classification of the Board of Directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the Board of Directors.

     AUTHORIZED BUT UNISSUED OR UNDESIGNATED CAPITAL STOCK. The Company's authorized capital stock will consist of 35,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. After the Offering, the Company will have outstanding 9,700,000 shares of Common Stock (assuming the Underwriters' over-allotment option is not exercised). The authorized but unissued (and in the case of Preferred Stock, undesignated) stock may be issued by the Board of Directors in one more transactions. In this regard, the Company's Articles grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued Preferred Stock. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may also have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors does not currently intend to seek stockholders' approval prior to any issuance of Common Stock or Preferred Stock, unless otherwise required by law. Pursuant to the Shareholder Agreement, the Company has agreed that it will not issue any shares of capital stock (other than pursuant to the Stock Plan) without the consent of Tech-Sym until such time as Tech-Sym no longer owns at least 50% of the Company's outstanding Common Stock.

     SPECIAL MEETING OF STOCKHOLDERS. The Bylaws provide that special meetings of stockholders of the Company may only be called by (i) the Chairman of the Board of Directors upon the written request of the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors or (ii) one or more stockholders owning 50% or more of the outstanding Common Stock of the Company.

     STOCKHOLDER ACTION BY WRITTEN CONSENT. The Articles and Bylaws provide that any action required or permitted by the stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders, and may not be effected by any written consent of the stockholders.

     NOTICE PROCEDURES. The Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as director, the removal of directors and amendments to the Articles or Bylaws to be brought before annual meetings of stockholders of the Company. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the annual meeting. Generally, to be timely, notice must be received at the principal executive offices of the Company not less than 80 days prior to an annual meeting (or if fewer than 90 days' notice or prior public disclosure of the date of the annual meeting is given or made by the Company, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice

                                       51

must contain certain information specified in the Bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the stockholder submitting the proposal.

TRANSFER AGENT

     The Transfer Agent for the Common Stock is Continental Stock Transfer & Trust Company, New York City, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 9,700,000 shares of Common Stock outstanding (assuming the Underwriters' over-allotment option is not exercised). The shares sold in the Offering will be freely tradable without restriction or further registration, except for shares owned by "affiliates" of the Company (as such term is defined under the Securities Act) which may be sold subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). All of the remaining 7,700,000 outstanding shares are owned by Tech-Sym and constitute "restricted securities" within the meaning of Rule 144. Such shares may not be resold in a public distribution except pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration, including pursuant to Rule 144. The Company has entered into an agreement with Tech-Sym pursuant to which Tech-Sym will receive three demand registration rights at the Company's expense for underwritten offerings in excess of $25.0 million as well as certain piggyback registration rights. See "Relationships with Tech-Sym -- Stock Restriction and Registration Agreement."

     Generally, Rule 144 provides that a person (or persons whose shares are aggregated) who has beneficially owned "restricted" securities for at least two years, including a person who may be deemed an "affiliate" of the Company, as the term "affiliate" is defined under the Securities Act, is entitled to sell in "brokers transactions" or in transactions directly with a "market maker," within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on any national securities exchange and/or over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company would be entitled to sell such shares under Rule 144 without regard to the volume, public information, manner of sale or notice provisions and limitations described above, once a period of at least three years has elapsed since the later of the date the shares were acquired from the Company or from an "affiliate" of the Company.

     The Company may in the future grant options to purchase up to 1,500,000 shares of Common Stock under the Stock Plan to employees, directors and consultants of the Company and any affiliate of the Company and in connection therewith may file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock issuable upon exercise of such options. Shares registered under such registration statement will be freely tradeable by holders who are not affiliates of the Company and, subject to the volume and manner of sale limitations of Rule 144, by holders who are affiliates of the Company. See "Management -- Equity Incentive Plan."

     Each of the Company, its officers and directors and Tech-Sym have entered into certain "lock up" agreements with Underwriters with respect to the sale of shares of Common Stock of the Company. See "Underwriting."

     Prior to the Offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                       52

                                  UNDERWRITING

     The Underwriters named below, represented by Morgan Keegan & Company, Inc. and Howard, Weil, Labouisse, Friedrichs Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                                        Number Of
Name Of Underwriter                      Shares
- -------------------------------------   ---------
Morgan Keegan & Company, Inc.........
Howard, Weil, Labouisse, Friedrichs
  Incorporated.......................

                                        ---------
     Total...........................   2,000,000
                                        =========
     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased. The Company has been advised that the Underwriters propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $     per share of Common Stock. The Underwriters
may allow, and such dealers may reallow, a discount not in excess of $     per
share to other dealers. The initial public offering price and the concessions and discount to dealers may be changed by the Underwriters after the public offering.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase on a pro rata basis up to 300,000 additional shares of Common Stock from the Company at the initial public offering price, less underwriting discounts, as shown on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby.

     The Company has agreed to indemnify the Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company, the Company's officers and directors, and Tech-Sym (in the aggregate, representing 79.4% of the shares outstanding after the Offering) have agreed that, for a period of 180 days from the date of this Prospectus, they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, or otherwise dispose (or announce any offer, sale, grant of any option to purchase, or other disposition) of any additional shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, without the prior written consent of the Underwriters.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this Offering, there has been no public market for the shares of Common Stock. Consequently, the initial public offering price will be determined through negotiations among the Company and the Representatives. Among the factors considered in making such determination will be the prevailing market conditions, the Company's financial and operating history and conditions, the Company's prospects and the prospects for its industry in general, the management of the Company, and the market prices of securities for companies in business related to that of the Company.

     The Company intends to make an application to list the Common Stock on the Nasdaq National Market under the symbol "GSCI." The Company has been advised by the Representatives that each of the Representatives presently intends to make a market in the Common Stock offered hereby; the Representatives are not obligated to do so, however, and any market making activity may be

                                       53

discontinued at any time. There can be no assurance that an active public market for the Common Stock will develop and continue after the Offering.

     At the request of the Company, the Underwriters have reserved up to 150,000 shares of Common Stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas, and for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas. Certain matters of Nevada law will be passed upon by Kummer, Kaempher, Bonner & Renshaw, Las Vegas, Nevada. Andrews & Kurth L.L.P. and Vinson & Elkins L.L.P. will rely upon the opinion of Kummer, Kaempher, Bonner & Renshaw as to matters of Nevada law.

                                    EXPERTS

     The combined financial statements of GeoScience Corporation as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 and balance sheet of GeoScience Corporation as of March 31, 1996 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Exchange Act. The Company has filed a registration statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto as permitted by the rules and regulations of the Commission, and reference is hereby made to such omitted information. Statements in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete; however, management of the Company believes that all material aspects of such contracts, agreements and documents are described in the Prospectus. Reference is made to each such exhibit for a more complete description of the matters involved, and such statements are qualified in their entirety by such reference. The Registration Statement (including the exhibits and schedules thereto) filed with the Commission may be inspected, without charge, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Northeast Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Midwest Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York, and Chicago, Illinois, at prescribed rates. The Company intends to make an application to list the Common Stock on the Nasdaq National Market and, if approved for listing, the Company will be required to file copies of certain documents and information filed with the Commission with The Nasdaq Stock Market, and such documents and information may be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, Washington, D.C. 20006.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent public accountants.

                                       54

                         INDEX TO FINANCIAL STATEMENTS
                                                                            Page
                                                                            ----
GEOSCIENCE CORPORATION AND AFFILIATED ENTITIES
     Report of Independent Accountants...................................    F-2

     Combined Balance Sheet as of December 31, 1994
       and 1995 and as of March 31, 1996 (unaudited).....................    F-3

     Combined Statements of Income for the Years Ended
       December 31, 1993, 1994 and 1995 and for the
       three months ended March 31, 1995 and 1996
      (unaudited)........................................................    F-4

     Combined Statement of Changes in Shareholder's
       Investment for the Years Ended December 31,
       1993, 1994 and 1995 and for the three months
       ended March 31, 1996 (unaudited)..................................    F-5

     Combined Statements of Cash Flows for the Years
       Ended December 31, 1993, 1994 and 1995 and for
       the three months ended March 31, 1995 and 1996
       (unaudited).......................................................    F-6

     Notes to Combined Financial Statements..............................    F-7

GEOSCIENCE CORPORATION
     Report of Independent Accountants...................................   F-18

     Balance Sheet as of March 31, 1996..................................   F-19

     Notes to Balance Sheet..............................................   F-20

GEOSCIENCE CORPORATION (UNAUDITED PRO FORMA)
     Unaudited Pro Forma Consolidated Balance Sheet
       as of December 31, 1995...........................................   F-22

     Unaudited Pro Forma Consolidated Balance Sheet
       as of March 31, 1996..............................................   F-23

     Unaudited Pro Forma Consolidated Income Statement
       for the Year Ended December 31, 1995..............................   F-24

     Unaudited Pro Forma Consolidated Income Statement
       for the Three Months Ended March 31, 1996.........................   F-25

     Notes to Unaudited Pro Forma Consolidated Balance
       Sheets and Income Statements......................................   F-26

                                      F-1
                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Tech-Sym Corporation:

     In our opinion, the accompanying combined balance sheet and the related combined statements of income, of cash flows and of changes in shareholder's investment present fairly, in all material respects, the financial position of GeoScience Corporation and affiliated entities (see Note 1) at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
March 20, 1996

                                      F-2

                             GEOSCIENCE CORPORATION
                                  (See Note 1)
                             COMBINED BALANCE SHEET
                                 (In Thousands)


                                           December 31,       Unaudited
                                       --------------------   March 31,
                                         1994       1995        1996
                                       ---------  ---------   ---------
ASSETS
Current assets:
     Cash and cash equivalents.......  $   1,884  $   1,668   $     381
     Receivables.....................     22,269     28,291      30,897
     Inventories.....................     16,629     32,916      35,351
     Other...........................      1,697      2,508       1,049
                                       ---------  ---------   ---------
           Total current assets......     42,479     65,383      67,678
Property, plant and equipment........     15,613     22,550      23,875
Long-term receivables................      3,170      2,990       2,739
Other assets.........................      5,407      7,967       8,909
                                       ---------  ---------   ---------
           Total assets..............  $  66,669  $  98,890   $ 103,201
                                       =========  =========   =========
LIABILITIES
Current liabilities:
     Notes payable and current
        maturities of long-term
        debt.........................  $   4,343  $  11,681   $  13,004
     Accounts payable................      6,341     11,370       7,784
     Unearned revenue................      1,004      5,897       5,680
     Taxes on income.................        149        482         577
     Payable to Tech-Sym
        Corporation..................     14,940     23,554      29,455
     Other accrued liabilities.......      5,477      6,238       6,726
                                       ---------  ---------   ---------
           Total current
             liabilities.............     32,254     59,222      63,226
Long-term debt.......................      2,728      5,386       5,260
Other liabilities and deferred
  credits............................      1,821      1,014       1,188
                                       ---------  ---------   ---------
           Total liabilities.........     36,803     65,622      69,674
                                       ---------  ---------   ---------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDER'S INVESTMENT
Common stock.........................          1          1           1
Additional capital...................      4,553      4,553       4,553
Accumulated earnings.................     25,530     28,930      29,304
Cumulative translation adjustments...       (218)      (216)       (331)
                                       ---------  ---------   ---------
           Total shareholder's
             investment..............     29,866     33,268      33,527
                                       ---------  ---------   ---------
           Total liabilities and
             shareholder's
             investment..............  $  66,669  $  98,890   $ 103,201
                                       =========  =========   =========
     The accompanying notes are an integral part of these combined financial statements.

                                      F-3

                             GEOSCIENCE CORPORATION
                                  (See Note 1)
                          COMBINED STATEMENT OF INCOME
                                 (in thousands)

                                                                             Unaudited
                                                                        For The Three Months
                                       For The Year Ended December 31,    Ended March 31,
                                       -------------------------------  --------------------
                                         1993       1994       1995       1995       1996
                                       ---------  ---------  ---------  ---------  ---------
Revenue:
     Equipment sales.................  $  46,436  $  49,076  $  67,470  $  11,715  $  20,269
     Software sales..................      6,456      7,254      9,654      2,094      2,459
     Maintenance and other...........      7,199      7,056      7,101      1,697      2,022
                                       ---------  ---------  ---------  ---------  ---------
                                          60,091     63,386     84,225     15,506     24,750
                                       ---------  ---------  ---------  ---------  ---------
Cost of revenue:
     Cost of equipment sales.........     22,117     23,719     39,886      6,739     12,421
     Cost of software sales..........        780      1,159      1,012        318        335
     Cost of maintenance and other...      3,943      3,304      3,077        813        675
                                       ---------  ---------  ---------  ---------  ---------
                                          26,840     28,182     43,975      7,870     13,431
                                       ---------  ---------  ---------  ---------  ---------
           Gross profit..............     33,251     35,204     40,250      7,636     11,319
                                       ---------  ---------  ---------  ---------  ---------
Expenses:
     Selling, general and
        administrative expense.......     14,390     15,818     21,038      4,864      6,713
     Research and development
        expense......................      9,761     10,364     12,827      3,032      3,491
     Interest expense................        869        997      2,005        241        601
     Interest and other income,
        net..........................       (146)      (469)    (1,415)       (81)       (36)
                                       ---------  ---------  ---------  ---------  ---------
                                          24,874     26,710     34,455      8,056     10,769
                                       ---------  ---------  ---------  ---------  ---------
           Income from continuing
             operations
             before income taxes.....      8,377      8,494      5,795       (420)       550
Provision for income taxes...........      2,595      2,775      1,816       (110)       176
                                       ---------  ---------  ---------  ---------  ---------
           Income from continuing
             operations..............      5,782      5,719      3,979       (310)       374
Discontinued operations:
     Loss from operations of
        discontinued Syntron Pressure
        Controls division less
        applicable income tax
        benefits.....................       (931)      (926)      (435)      (209)    --
     Loss on disposal of Syntron
        Pressure Controls division
        less applicable income tax
        benefits.....................     --         --           (144)    --         --
                                       ---------  ---------  ---------  ---------  ---------
           Net income................  $   4,851  $   4,793  $   3,400  $    (519) $     374
                                       =========  =========  =========  =========  =========

     The accompanying notes are an integral part of these combined financial statements.

                                      F-4

                             GEOSCIENCE CORPORATION
                                  (See Note 1)
           COMBINED STATEMENT OF CHANGES IN SHAREHOLDER'S INVESTMENT
                                 (in thousands)

                                                                            Cumulative
                                       Common    Additional   Accumulated   Translation
                                        Stock     Capital      Earnings     Adjustments     Total
                                       -------   ----------   -----------   -----------   ---------
Balance, December 31, 1992...........   $  --      $2,177       $ 8,502        $(241)     $  10,438
Adjustment for pooling of interest
  (Note 2)...........................      --       2,376         7,384        --             9,760
                                       -------   ----------   -----------   -----------   ---------
Balance, December 31, 1992 as
  restated...........................      --       4,553        15,886         (241)        20,198
Net income for year..................      --       --            4,851        --             4,851
Currency translation adjustment......      --       --           --             (185)          (185)
                                       -------   ----------   -----------   -----------   ---------
Balance, December 31, 1993...........      --       4,553        20,737         (426)        24,864
Net income for year..................      --       --            4,793        --             4,793
Currency translation adjustment......      --       --           --              208            208
Issuance of Symtronix Corporation
  common stock.......................       1       --           --            --                 1
                                       -------   ----------   -----------   -----------   ---------
Balance, December 31, 1994...........       1       4,553        25,530         (218)        29,866
Net income for year..................      --       --            3,400        --             3,400
Currency translation adjustment......      --       --           --                2              2
                                       -------   ----------   -----------   -----------   ---------
Balance, December 31, 1995...........       1       4,553        28,930         (216)        33,268
Net income for quarter (unaudited)...      --       --              374        --               374
Currency translation adjustment
  (unaudited)........................      --       --           --             (115)          (115)
                                       -------   ----------   -----------   -----------   ---------
Balance, March 31, 1996
  (unaudited)........................   $   1      $4,553       $29,304        $(331)     $  33,527
                                       =======   ==========   ===========   ===========   =========

     The accompanying notes are an integral part of these combined financial statements.

                                      F-5

                             GEOSCIENCE CORPORATION
                                  (See Note 1)
                        COMBINED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                               Unaudited
                                                                         For The Three Months
                                       For The Year Ended December 31,      Ended March 31,
                                       --------------------------------  ---------------------
                                         1993       1994        1995       1995        1996
                                       ---------  ---------  ----------  ---------  ----------
Cash flows from operating activities:
     Net income (loss)...............  $   4,851  $   4,793  $    3,400  $    (519) $      374
     Adjustments to reconcile net
       income to net cash provided by
       (used for) operating
       activities:
          Receivable allowances......        120      1,059       1,370        222         172
          Depreciation and
            amortization.............      3,835      4,573       6,108      1,347       1,635
          Deferred income taxes......       (544)        38        (485)    --          --
     Change in operating assets and liabilities:
          Receivables................     (4,047)    (8,101)     (5,231)    (6,251)     (2,893)
          Inventories................     (1,185)    (4,879)    (15,694)    (6,129)     (2,435)
          Other current assets.......       (811)      (467)       (701)      (706)      1,459
          Long-term receivables......     (1,124)    (2,175)       (219)       547         251
          Other assets...............     (1,622)      (426)       (767)       293      (1,398)
          Accounts payable...........        359      4,174       4,058      6,397      (3,586)
          Unearned revenue...........         47        213       4,893      3,216        (217)
          Taxes on income............       (476)       455         128        360          95
          Other liabilities..........      3,466       (488)       (540)     2,261         662
          Payable to Tech-Sym........      5,270      3,192       4,005       (234)      1,497
                                       ---------  ---------  ----------  ---------  ----------
     Net cash provided by (used for)
       operating activities..........      8,139      1,961         325        804      (4,384)
                                       ---------  ---------  ----------  ---------  ----------
Cash flows from investing activities:
     Capital expenditures............     (3,536)    (4,626)     (9,820)    (1,864)     (2,504)
     Payments for purchases of
       businesses....................     --         (3,000)     (4,078)    --          --
                                       ---------  ---------  ----------  ---------  ----------
     Net cash used for investing
       activities....................     (3,536)    (7,626)    (13,898)    (1,864)     (2,504)
                                       ---------  ---------  ----------  ---------  ----------
Cash flows from financing activities:
     Borrowings from Tech-Sym
       Corporation...................      1,200      3,478      10,374      1,350       4,429
     Payments to Tech-Sym
       Corporation...................     (2,000)    (4,078)     (5,765)      (335)        (25)
     Borrowings under lines of credit
       agreements....................      3,983      4,000      16,685       (227)      2,461
     Payments under lines of credit
       agreements....................     (7,932)    --         (13,044)    --          (1,132)
     Proceeds from long-term debt....                 1,709       7,284     --          --
     Payments on long-term debt......       (211)      (336)     (2,177)       (70)       (132)
                                       ---------  ---------  ----------  ---------  ----------
     Net cash provided by (used for)
       financing activities..........     (4,960)     4,773      13,357        718       5,601
                                       ---------  ---------  ----------  ---------  ----------
Net increase (decrease) in cash and
  cash equivalents...................       (357)      (892)       (216)      (342)     (1,287)
     Cash and cash equivalents at
       beginning of period...........      3,133      2,776       1,884      1,884       1,668
                                       ---------  ---------  ----------  ---------  ----------
     Cash and cash equivalents at end
       of period.....................  $   2,776  $   1,884  $    1,668  $   1,542  $      381
                                       =========  =========  ==========  =========  ==========
Supplemental Cash Flow Information:-
Cash Transactions:
     Interest paid to third
       parties.......................  $     203  $     228  $      535  $     156  $      506
                                       =========  =========  ==========  =========  ==========
     Income taxes paid to third
       parties, net..................  $      18  $       8  $       63  $  --      $   --
                                       =========  =========  ==========  =========  ==========
Non-Cash Transactions:
     Non-cash consideration for
       acquisition...................  $  --      $   2,560  $   --      $  --      $   --
                                       =========  =========  ==========  =========  ==========

     The accompanying notes are an integral part of these combined financial statements.

                                      F-6

                             GEOSCIENCE CORPORATION
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     The combined financial statements include the accounts of Syntron, Inc. and subsidiaries (Syntron); CogniSeis Development, Inc. and subsidiaries (CogniSeis); and Symtronix Corporation (Symtronix), (collectively, the GeoScience Corporation) all of which were subsidiaries of Tech-Sym Corporation (Tech-Sym) at December 31, 1995.

     GeoScience Corporation (the Company) designs, develops and manufactures seismic data exploration systems, geoscientific software, and related products. The Company operates in one industry segment across geographically diverse markets. Tech-Sym is a publicly-held high technology company that designs, develops, and manufactures electronic systems and components used in diverse markets including communications, geoscience, and defense.

INTERIM FINANCIAL INFORMATION:

     The unaudited combined balance sheet as of March 31, 1996 and related statements of income and of cash flows for the three months ended March 31, 1995 and 1996, and of changes in shareholder's investment for the three months ended March 31, 1996 include, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of these interim financial statements. All information as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 included in the combined financial statements is unaudited.

PRINCIPLES OF COMBINATION:

     The combined financial statements include the accounts of GeoScience Corporation including its interest in less than majority owned entitites accounted for using the equity method. The Company's interest in these less than majority owned entities is not significant to its financial position, results of operations, or cash flows.

     All significant intercompany accounts and transactions have been eliminated in the combined financial statements.

USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION:

     Revenue from the sale of hardware products and software licenses are recognized at the time of shipment unless significant future obligations remain. In these instances, revenue is not recognized until obligations have been satisfied or are no longer significant. Maintenance and other revenue are comprised of post-contract customer support agreements and equipment rentals. Post-contract customer support agreements are recorded as unearned revenue and recognized as revenue ratably over the contract period.

                                      F-7

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Revenue on sales where the right of exchange for credit exists are deferred until the right of exchange has expired. At December 31, 1995 revenues of $3,433,000 had been deferred under these agreements, and are included in unearned revenue.

INVENTORIES:

     Inventories are valued at the lower of cost or market. Cost is determined principally on the first-in, first-out method.

DEPRECIATION AND AMORTIZATION:

     Depreciation of plant and equipment is provided by the straight-line method over their estimated useful lives. Major renewals and betterments are capitalized while minor replacements, maintenance, and repairs which do not extend useful lives are expensed. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts and the resultant gain or loss is recognized at that time.

     Goodwill is amortized by the straight-line method over five to seven years. Amortization expense was $50,000, $117,000, and $398,000, in 1993, 1994, and
1995, respectively. Goodwill of $3,350,000, $6,579,000, and $6,629,000 at
December 31, 1994, December 31, 1995, and March 31, 1996, respectively, is included in other assets and is net of accumulated amortization of $351,000, $749,000, and $1,175,000 at December 31, 1994, December 31, 1995 and March 31,
1996, respectively. At each balance sheet date, the Company evaluates the realizability of goodwill based upon expectations of undiscounted cash flows from operations and operating income for subsidiaries having material goodwill balances. The Company believes that no material impairment of goodwill exists at December 31, 1995.

SOFTWARE DEVELOPMENT COSTS:

     Costs of developing software for sale are charged to expense when incurred as research and development until technological feasibility has been established for the product. Thereafter, software development costs are capitalized until the software is ready for general release to customers. Once the software is ready for general release, amortization of the software development costs begins. Amortization is calculated as the greater of the amount computed by applying the ratio of revenues generated during the current year to currently anticipated gross revenues over the remainder of the product life or by applying the straight-line method over the currently estimated remaining product life to the amount capitalized. Capitalized software development costs are generally not amortized over periods which exceed five years. At each balance sheet date, the Company evaluates the net realizable value of capitalized software development costs. The unamortized portion of capitalized software development costs in excess of net realizable value is charged to expense. For this purpose, net realizable value is the estimated future gross revenues from each product, reduced by estimated future costs of completion and disposal, including customer support and maintenance.

     Unamortized software development costs at December 31, 1994 and 1995 were $316,000 and $773,000, respectively. During the years ended December 31, 1993, 1994 and 1995, $ - 0 - , $29,000 and $69,000, respectively, were charged to expense for amortization. At March 31, 1996 unamortized software development costs were $808,000, and $23,000 was charged to expense for amortization for the three months then ended.

INCOME TAXES:

     The provision for income taxes is computed based on the pretax income included in the combined statement of income. For each of the three years ended December 31, 1995, the Company was included in a consolidated U.S. Federal income tax return with Tech-Sym. The Company's provision for income

                                      F-8

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED) taxes is based on a tax sharing arrangement with Tech-Sym and is not significantly different from that which would result from a separate consolidated return for the Company. U.S. Federal income taxes currently payable reflected in the balance sheet are due to Tech-Sym.

     Research and development tax credits are recorded to the extent allowable as a reduction of the provision for federal income taxes in the year the qualified research and development expenditures are incurred. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     The Company has not recorded a deferred income tax liability for additional U.S. Federal income taxes that would result from the distribution of earnings of its foreign subsidiaries, if they were actually repatriated. The Company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries. Any federal income taxes on such earnings, if remitted, would generally be offset by available foreign tax credits.

FOREIGN CURRENCY TRANSLATION:

     The Company's foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a separate component of shareholder's investment.

RECENT PRONOUNCEMENTS:

     In 1995, Financial Accounting Standards No. 121 (FAS 121), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, was issued and is effective for fiscal years commencing after December 15, 1995. The future adoption of FAS 121 is not expected to have a material effect on the Company's combined financial position or operating results.

NOTE 2 -- ACQUISITIONS

     Syntron acquired certain of the assets of Digicon, Inc. formerly used by Digicon in its marine engineering, land engineering, and cable and canister repair facilities in September 1994 for an aggregate purchase price of $5,560,000 in cash and other consideration. The purchase price exceeded the fair value of the net assets acquired by $2,975,000 and this amount is being amortized over 5 years.

     CogniSeis acquired Photon Systems Ltd., a company that develops, markets, and licenses seismic and geologic interpretation software in September 1995 for an aggregate purchase price of $2,252,000. The purchase price exceeded the fair value of the net assets acquired by $3,986,000 and this amount is being amortized over five to seven years. In addition, in connection with the acquisition, $306,000 of the purchase price was allocated to in-process technology which was expensed at the date of acquisition. During the three months ended March 31, 1996 the purchase price of Photon was adjusted, which resulted in a $400,000 increase in goodwill.

     The acquisitions noted above were accounted for as purchases. Accordingly, the operating results of the acquired businesses and the fair values of the acquired assets and assumed liabilities were included in the Company's combined financial statements as of their acquisition dates.

                                      F-9

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     With regard to Syntron's 1994 purchase of certain assets from Digicon, historical and pro forma information related to the purchased assets have not been presented because the purchased assets are not considered, individually or together, to constitute a business, primarily due to the change in the use of such assets by Syntron. The following summary, prepared on a pro forma basis, combines the operating results as if the 1995 acquisition had occurred as of the beginning of the periods presented. The summary includes the impact of certain adjustments such as goodwill amortization and estimated changes in interest income due to cash outlays associated with the transaction and the related income tax effects (in thousands):


                                       Year Ended December
                                               31,
                                       --------------------
                                         1994       1995
                                       ---------  ---------
                                           (unaudited)
Revenue..............................  $  68,583  $  87,161
Income from continuing operations....      4,815      2,430

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

     During 1995, the Company made several other acquisitions which were not significant in the aggregate.

     Tech-Sym acquired CogniSeis Development, Inc., a company which develops, markets, and licenses seismic processing and geologic interpretation systems in June 1995 in a transaction accounted for as a pooling-of-interests. In connection with the acquisition, Tech-Sym issued 737,781 of its shares in exchange for all of the outstanding shares of common stock of CogniSeis. The combined financial statements include the operating results of CogniSeis for all periods presented. Separate operating results of CogniSeis for the periods prior to the merger are as follows (in thousands):


                                       Year Ended December
                                               31,
                                       --------------------     Six Months Ended
                                         1993       1994          June 30, 1995
                                       ---------  ---------     ----------------
                                                                    Unaudited
Revenue..............................  $  14,938  $  16,012          $ 9,716
Net loss.............................       (967)      (120)             (46)

NOTE 3 -- DISCONTINUED OPERATIONS

     On June 15, 1995, the Company sold substantially all of the operating assets of the Syntron Pressure Controls division (SPC) to an unrelated party. Total consideration received from the sale was $1,270,000 in cash as well as contingent consideration in the form of future royalties to be paid to the Company by the purchaser. These royalties are based on future sales of certain Company-developed products and are not expected to be significant to the Company in the future. Syntron Pressure Controls division was engaged in the business of designing and manufacturing wellhead pressure control equipment such as electronically controlled blow-out prevention devices and related products sold to customers engaged in oil and gas production. Management believes SPC represented a separate line of business from the Company. The pretax loss of $224,000 on disposition has been accounted for as a loss from discontinued operations and prior years financial statements have been reclassified to reflect the disposition. Revenue of this division for 1993, 1994, and 1995 were $1,202,000, $1,670,000, and $1,472,000, respectively.

                                      F-10

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4 -- RECEIVABLES AND LONG-TERM RECEIVABLES

     Receivables at December 31, 1994 and 1995 are net of reserves for doubtful trade accounts of $742,000 and $660,000, respectively. Included in receivables at December 31, 1994 and 1995 are the current portion of long-term receivables of $4,150,000 and $3,378,000, respectively, which are net of reserves for doubtful accounts.

     The current portion of long-term receivables and long-term receivables are net of reserves for doubtful accounts of $750,000 and $510,000 at December 31, 1994 and 1995, respectively.

     Long-term receivables bear interest at rates between 10% and 12% are due to the Company in monthly installments through May 1998. Long-term receivables are secured by equipment sold.

NOTE 5 -- INVENTORIES

     Inventories which consist principally of electronic parts are summarized as follows (in thousands):


                                           December 31,
                                       --------------------     March 31,
                                         1994       1995          1996
                                       ---------  ---------     ---------
Raw materials........................  $   4,311  $  13,870      $11,062

Work in process......................      8,029     12,784       14,481
Finished goods.......................      4,289      6,262        9,808
                                       ---------  ---------     ---------
                                       $  16,629  $  32,916      $35,351
                                       =========  =========     =========

     Included in finished goods inventories reflected above are components on loan to customers of $250,000 and $1,850,000 at December 31, 1994 and 1995, respectively. Such inventories are recorded at net realizable value.

NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are summarized as follows (dollars in thousands):

                                                           December 31,
                                        Estimated    ------------------------   March 31,
                                          Lives         1994         1995         1996
                                        ----------   -----------  -----------   ---------
At cost:
     Land, buildings and
        improvements.................      10-35     $     7,038  $     8,034   $   7,743
     Machinery and equipment.........       3-12          20,734       30,540      36,905
     Lease units.....................        1-3           3,040        3,638      --
                                                     -----------  -----------   ---------
                                                          30,812       42,212      44,648
Less accumulated depreciation........                    (15,199)     (19,662)    (20,773)
                                                     -----------  -----------   ---------
                                                     $    15,613  $    22,550   $  23,875
                                                     ===========  ===========   =========

     Lease units represent systems at customer sites under operating leases. Such units are amortized over the term of the lease. Accumulated depreciation on lease units reflected above totaled $1,686,000 and $2,852,000 as of December 31, 1994 and 1995, respectively.

     Depreciation expense was $3,131,000, $4,219,000, and $5,259,000 for 1993,
1994, and 1995, respectively.

NOTE 7 -- NOTES PAYABLE AND LONG-TERM DEBT

     At December 31, 1995, the Company had unused short-term lines of credit aggregating approximately $4,096,000. Borrowings under these lines may be made in such amounts and at such maturities

                                      F-11

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED) and interest rates as are offered by the banks and accepted by the Company at the time of each borrowing. The lines of credit contain certain restrictive covenants including limitations on assets sales, limitations on indebtedness, limitations on investments and certain financial covenants and ratios. At December 31, 1994 and 1995, borrowings under lines of credit totaled $4,000,000 and $10,163,000, respectively. Interest rates on such borrowings outstanding were 8.5% at December 31, 1994 and 1995. The repayment of indebtedness outstanding under these facilities at December 31, 1994 and 1995 is guaranteed by Tech-Sym.

     The components of long-term debt are summarized as follows (dollars in thousands):


                                           December 31,
                                       --------------------
                                         1994       1995
                                       ---------  ---------
Notes to banks:
Term loan, unsecured at 5.30%
  maturing in 2000...................  $  --      $   2,825
Other notes:
Real estate mortgage notes, due in
  monthly installments of $29
  including interest at 8.75% to 9.9%
  maturing at various dates through
  2004...............................      2,026      1,854
Notes secured by equipment, due in
  monthly installments with interest
  at 4.125% to 7.7% maturing at
  various dates through 2002.........      1,045      1,369
Other................................     --            856
                                       ---------  ---------
                                           3,071      6,904
Less current maturities..............        343      1,518
                                       ---------  ---------
                                       $   2,728  $   5,386
                                       =========  =========

     The term loan is denominated in Singapore Dollars with an outstanding balance of 4,000,000 Singapore Dollars at December 31, 1995 and is guaranteed by Tech-Sym under a letter of credit.

     Aggregate maturities of long-term debt due after 1996 are $917,000 in 1997, $831,000 in 1998, $790,000 in 1999, $1,862,000 in 2000, $444,000 in 2001, and
$542,000 thereafter.

     At December 31, 1995, $1,784,000 of machinery and equipment and $3,899,000 of land, buildings and improvements were pledged as collateral to secure various long-term debt obligations.

NOTE 8 -- INCOME TAXES

     The components of income before income taxes were as follows (in thousands):


                                         Year Ended December 31,
                                       -------------------------------
                                         1993       1994       1995
                                       ---------  ---------  ---------
Continuing operations
     Domestic........................  $   7,974  $   6,368  $   4,751
     Foreign.........................        403      2,126      1,044
                                       ---------  ---------  ---------
                                           8,377      8,494      5,795
Discontinued operations
     Domestic........................     (1,432)    (1,425)      (891)
                                       ---------  ---------  ---------
                                       $   6,945  $   7,069  $   4,904
                                       =========  =========  =========

                                      F-12

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision for income taxes consists of the following (in thousands):


                                          Year Ended December 31,
                                       -------------------------------
                                         1993       1994       1995
                                       ---------  ---------  ---------
Current tax expense
     U.S. Federal....................  $   1,993  $   1,598  $   1,516
     State and local.................        139        124        186
     Foreign.........................        506        516        287
                                       ---------  ---------  ---------
           Total current.............      2,638      2,238      1,989
                                       ---------  ---------  ---------
Deferred tax expense
     U.S. Federal....................       (544)      (137)      (669)
     Foreign.........................     --            175        184
                                       ---------  ---------  ---------
           Total deferred............       (544)        38       (485)
                                       ---------  ---------  ---------
           Total provision...........  $   2,094  $   2,276  $   1,504
                                       =========  =========  =========

     The total provision for (benefit of) income taxes has been allocated as follows (in thousands):


                                           Year Ended December 31,
                                       -------------------------------
                                         1993       1994       1995
                                       ---------  ---------  ---------

Continuing operations................  $   2,595  $   2,775  $   1,816
Discontinued operations
           Loss from operations......       (501)      (499)      (234)
           Loss on disposal..........     --         --            (78)
                                       ---------  ---------  ---------
                                       $   2,094  $   2,276  $   1,504
                                       =========  =========  =========

     The income tax expense for 1993, 1994, and 1995 resulted in effective tax rates of 30.2%, 32.2%, and 30.7%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):


                                          Year Ended December 31,
                                       -------------------------------
                                         1993       1994       1995
                                       ---------  ---------  ---------
Federal taxes on income at statutory
  rates..............................  $   2,431  $   2,474  $   1,716
State income taxes, net..............         91         80        121
Foreign Sales Corporation benefit....       (363)      (249)      (305)
Research and development tax
  credits............................       (225)       (64)        23
Foreign tax expense, net.............        160       (169)      (229)
Non-deductible amortization..........         39         38         98
Other, net...........................        (39)       166         80
                                       ---------  ---------  ---------
                                       $   2,094  $   2,276  $   1,504
                                       =========  =========  =========

     The Company increased its U.S. deferred tax liabilities and assets in 1993 as a result of legislation enacted during 1993 which increased the corporate tax rate to 35% from 34% retroactive to January 1, 1993. The increase had an immaterial effect on the combined financial statements.

                                      F-13

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred tax liabilities (assets) at December 31, 1994 and 1995 are comprised of the following (in thousands):


                                        December 31,      December 31,
                                            1994              1995
                                        ------------      ------------
Deferred tax liabilities
     Depreciation....................     $    701          $    846
     Deferred sales..................          239            --
     Software development costs......          121               305
     Intangible amortization.........           97            --
     Other...........................           90                87
                                        ------------      ------------
           Gross deferred tax
             liabilities.............        1,248             1,238
                                        ------------      ------------
Deferred tax assets
     Compensated absences accruals...         (110)             (110)
     Inventory accounting and
        valuation allowance..........         (512)             (523)
     Net operating loss carry
     forwards........................          (63)              (80)
     Receivable valuation
        allowances...................         (289)             (439)
     Accrued sales and other
        credits......................          (51)           --
     Intangible amortization.........       --                  (451)
     Research and development tax
        credit.......................         (927)             (957)
     Other...........................         (217)             (138)
                                        ------------      ------------
           Gross deferred tax
             assets..................       (2,169)           (2,698)
                                        ------------      ------------
     Deferred tax asset valuation
     allowance.......................          590               644
                                        ------------      ------------
                                          $   (331)         $   (816)
                                        ============      ============

     A deferred tax asset valuation allowance is provided to reduce deferred tax assets to a level which, more likely than not, will be realized. These amounts relate to operating loss carry forwards of the Company's foreign subsidiaries and certain tax credits. The deferred tax assets reflect management's estimate of the amount which will be realized from future profitability which can be predicted with reasonable certainty. The deferred tax asset valuation allowance increased by $291,000 in 1993, decreased by $109,000 in 1994, and increased by $54,000 in 1995.

     Deferred tax assets of $941,000 and $1,209,000 were included in other current assets at December 31, 1994 and 1995, respectively. Deferred tax liabilities of $610,000 and $393,000 were included in other liabilities at December 31, 1994 and 1995, respectively.

NOTE 9 -- SHAREHOLDER'S INVESTMENT

     The combined common stock balance is composed of 1,000 issued and outstanding shares of $.01 par value common stock of Syntron, 1,000 issued and outstanding shares of $.01 par value common stock of CogniSeis, and 1,000 issued and outstanding shares of $1.00 par value common stock of Symtronix. Syntron has 3,000 shares of common stock authorized; CogniSeis and Symtronix each have 1,000 shares of common stock authorized.

                                      F-14

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of shareholder's investment for each of the combined companies is as follows (in thousands):

                                                                                Cumulative
                                        Common     Additional    Accumulated    Translation     Total
                                         Stock      Capital       Earnings      Adjustments    Equity
                                       ---------   ----------    -----------    -----------   ---------
December 31, 1994
     Syntron.........................  $  --        $  2,177       $19,474        $  (218)    $  21,433
     CogniSeis.......................     --           2,376         6,296         --             8,672
     Symtronix.......................          1      --              (240)        --              (239)
                                       ---------   ----------    -----------    -----------   ---------
           Total December 31, 1994...  $       1    $  4,553       $25,530        $  (218)    $  29,866
                                       =========   ==========    ===========    ===========   =========
   December 31, 1995
     Syntron.........................  $  --        $  2,177       $22,646        $  (216)    $  24,607
     CogniSeis.......................     --           2,376         6,350         --             8,726
     Symtronix.......................          1      --               (66)        --               (65)
                                       ---------   ----------    -----------    -----------   ---------
           Total December 31, 1995...  $       1    $  4,553       $28,930        $  (216)    $  33,268
                                       =========   ==========    ===========    ===========   =========
March 31, 1996:
     Syntron.........................  $  --        $  2,177       $23,598        $  (331)    $  25,444
     CogniSeis.......................     --           2,376         5,745         --             8,121
     Symtronix.......................          1      --               (39)        --               (38)
                                       ---------   ----------    -----------    -----------   ---------
           Total March 31, 1996......  $       1    $  4,553       $29,304        $  (331)    $  33,527
                                       =========   ==========    ===========    ===========   =========

NOTE 10 -- BENEFIT PLANS

     The Company participates in a defined contribution retirement plan with Tech-Sym covering substantially all employees. The annual Company contributions to the plan were $240,000 for 1993, $309,000 for 1994, and $360,000 for 1995.
The Company's policy is to fund these retirement costs currently.

NOTE 11 -- RELATED PARTY TRANSACTIONS

     Tech-Sym provides management, financial, and legal services to the Company and charges the Company a fee for such services. These fees represent reimbursement to Tech-Sym for corporate management and administrative services as well as charges for external services. Direct costs incurred by Tech-Sym on behalf of the Company are charged to the Company as incurred, and indirect costs incurred by Tech-Sym are allocated to the Company based on payroll costs, operating revenue, tangible capital assets and inventory of the Company relative to Tech-Sym and its subsidiaries in the aggregate. Management believes the fees charged to the Company by Tech-Sym are reasonable.

     In addition, the Company had outstanding indebtedness to Tech-Sym and was charged interest on the indebtedness of $637,000, $709,000, and $1,338,000 for 1993, 1994, and 1995, respectively, on the outstanding balances. Interest was charged at a rate of 6% per annum in 1993 and 8% per annum in 1994 and 1995. Interest accrued on indebtedness to Tech-Sym is included in payable to Tech-Sym. The borrowings from Tech-Sym are due on demand.

                                      F-15

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents changes in the payable to Tech-Sym for years 1993, 1994, and 1995 as well as for the three months ended March 31, 1996 (in thousands).

                                                                             Three Months
                                           Year Ended December 31,         Ended March 31,
                                       -------------------------------     ----------------
                                         1993       1994       1995              1996
                                       ---------  ---------  ---------     ----------------
Beginning balance....................  $   7,878  $  12,348  $  14,940         $ 23,554
Income tax allocations...............      3,682      1,469      1,337              464
Management, financial and legal
  services...........................        946      1,000      1,274              511
Interest charges.....................        637        709      1,338              504
Borrowings...........................      1,200      3,478     10,374            4,429
Other................................          5         14         56               18
Repayments...........................     (2,000)    (4,078)    (5,765)             (25)
                                       ---------  ---------  ---------     ----------------
Ending balance.......................  $  12,348  $  14,940  $  23,554         $ 29,455
                                       =========  =========  =========     ================

     The weighted average non-interest bearing borrowings from Tech-Sym outstanding during 1994, and 1995 were $1,114,000, $1,621,000, and $2,842,000, respectively.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF CREDIT RISK:

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables, and long-term receivables. The Company places its cash and cash equivalents in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Credit risk with respect to receivables and long-term receivables is concentrated in companies engaged in oil and gas exploration.

     A relatively small number of customers has accounted for most of the Company's revenue. The Company's three largest customers in 1993, 1994, and 1995 accounted for 37%, 38%, and 39% of totals revenue, respectively. Customers accounting for 10% or more of total revenue during 1993, 1994, and 1995 are as follows.


                                        1993      1994      1995
                                        ----      ----      ----

Customer A...........................    13%       26%       21%
Customer B...........................    17%       --        --
Customer C...........................    --        --        12%

FINANCIAL INSTRUMENTS:

     The Company enters into various types of financial instruments in the normal course of business. The Company does not hold or issue financial instruments for trading purposes nor does it hold interest rate, leveraged, or other types of derivative financial instruments.

     Fair values for financial instruments are based on quoted market prices. The amounts ultimately realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments. Fair values of cash and cash equivalents, receivables, long-term receivables, notes payable, accounts payable, other accrued liabilities, and long-term debt reflected in the December 31, 1994 and 1995 balance sheet approximate carrying value at that date.

                                      F-16

                             GEOSCIENCE CORPORATION
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

LEASE COMMITMENTS:

     The Company leases manufacturing and other facilities under certain long-term agreements which expire at various dates through 2002. Total rentals charged to operations under such operating leases for 1993, 1994, and 1995 were $909,000, $1,027,000, and $1,647,000, respectively.

     Future minimum rental commitments under all noncancellable operating leases in effect at December 31, 1995 totaled $7,531,000 and are payable as follows:
1996 -- $1,607,000; 1997 -- $1,256,000; 1998 -- $402,000; 1999 -- $371,000; 2000
- -- $307,000; and $3,588,000 thereafter.

LITIGATION:

     In the ordinary course of business, the Company is involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's combined financial position, operating results, or cash flows.

OTHER COMMITMENTS AND CONTINGENCIES:

     The Company is a member of a consortium that is contingently liable for repayment of grants aggregating approximately $2,000,000 at December 31, 1995. The consortium may be required to make repayment based on proceeds from the sale or license of technology developed by the consortium.

     The Company is contingently liable for notes receivable aggregating $7,967,000 at December 31, 1995 in the event of customer default or upon certain other occurences which it began selling to a financial institution during 1995. During 1995, the Company sold $14,168,000 of notes receivable to the financial institution under this arrangement.

     In the ordinary course of business, the Company pays royalties on a percentage of the net sales of certain products in connection with assignments to the Company of all intellectual property rights with respect to such products. Generally these royalties are payable until the Company is no longer using the intellectual property rights. Royalty expense aggregated $1,193,000, $888,000, and $1,464,000 in 1993, 1994, and 1995, respectively.

     The Company has no commitments or contingent liabilities which, in the judgment of management, would result in losses which would materially affect the Company's combined financial position, operating results, or cash flows.

NOTE 13 -- OTHER FINANCIAL INFORMATION

     Foreign sales (primarily exports from the U.S.) as a percentage of total sales are summarized by geographic area as follows:


                                         1993       1994       1995
                                       ---------  ---------  ---------
Europe...............................       40.8%      37.2%      33.4%

Far East.............................        6.5       19.5       26.8
Middle East..........................        5.7        1.7        1.7
Other areas..........................        3.9        9.6        8.3
                                       ---------  ---------  ---------
                                            56.9%      68.0%      70.2%
                                       =========  =========  =========

     Retained earnings of the Company's foreign subsidiaries totaled $3,500,000 and $4,308,000 at December 31, 1994 and 1995, respectively.

                                      F-17

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder and Board of Directors of GeoScience Corporation:

     In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of GeoScience Corporation at March 31, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
April 25, 1996

                                      F-18

                             GEOSCIENCE CORPORATION
                                  BALANCE SHEET
                                 MARCH 31, 1996
                                 (In Thousands)


ASSETS
Current assets:
     Cash............................  $       1
                                       ---------
           Total current assets......          1
Deferred offering costs..............        500
                                       ---------
           Total assets..............  $     501
                                       =========
LIABILITIES
Current liabilities:
     Other accrued liabilities.......  $     500
                                       ---------
           Total liabilities.........        500
                                       ---------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDER'S INVESTMENT
Preferred stock -- 5,000,000 shares
  authorized, $.01 par value.........     --
Common stock -- 35,000,000 shares
  authorized, $.01 par value, 100,000
  shares issued......................          1
                                       ---------
           Total shareholder's
          investment.................          1
                                       ---------
           Total liabilities and
          shareholder's investment...  $     501
                                       =========

       The accompanying notes are an integral part of this balance sheet.

                                      F-19

                             GEOSCIENCE CORPORATION
                             NOTES TO BALANCE SHEET

NOTE 1 -- DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     GeoScience Corporation (the Company) was organized in March 1996 as a wholly owned subsidiary of Tech-Sym Corporation (Tech-Sym) in connection with the anticipated reorganization of Tech-Sym involving Syntron, Inc., CogniSeis Development Inc., and Symtronix Corporation. The reorganization will be undertaken in anticipation of the proposed initial public offering of the Company's common stock.

     The balance sheet should be read in conjunction with the historical combined financial statements of GeoScience Corporation included elsewhere in this registration statement.

ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

INCOME TAXES:

     The Company will provide for deferred income taxes for all temporary differences between financial and income tax reporting in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

STOCK-BASED COMPENSATION:

     The Company has not elected early adoption of Financial Accounting Standard No. 123 (FAS 123), ACCOUNTING FOR STOCK-BASED COMPENSATION. FAS 123 becomes effective beginning with the Company's first quarter of 1996, and will not have a material effect on the Company's financial position or results of operations. Upon adoption of FAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

NOTE 2 -- DEFERRED OFFERING COSTS

     The Company has incurred costs totaling $500,000 in connection with a proposed initial public offering of the Company's common stock. The costs have been reflected as deferred offering costs in the accompanying balance sheet as of March 31, 1996. If the offering is successful, the costs will be deducted from the proceeds received from the offering. If the offering is not successful, the costs will be charged to expense in the period a decision is made to terminate the offering. In such event, the costs would be reimbursed by Tech-Sym.

NOTE 3 -- EQUITY INCENTIVE PLAN

     The Company intends to adopt an Equity Incentive Plan (the Plan) prior to a public stock offering and 1,500,000 shares of common stock have been reserved for issuance pursuant to the Plan. All non-employee directors of the Company, officers and employees of, and consultants to, the Company, non-employee directors of Tech-Sym and employees of the Company affiliates will be eligible to participate in certain benefits of the Plan, as discussed below. The Plan permits the granting of stock options, stock appreciation rights and other types of equity- and cash-based compensation to participants.

                                      F-20

                             GEOSCIENCE CORPORATION
                      NOTES TO BALANCE SHEET -- (CONTINUED)

DIRECTOR STOCK OPTIONS:

     Thirty days after the closing of the Offering of the Company's common stock, each non-employee director of the Company will receive an option to purchase 10,000 shares of common stock and each non-employee director of Tech-Sym who is not a director of the Company will receive an option to purchase 5,000 shares of common stock at an exercise price based on the average closing price of the common stock for thirty business days after the closing of the Offering. Thereafter, non-employee directors of the Company will receive options to purchase an additional 1,000 shares each year at the market price on the date of grant.

EMPLOYEE AND CONSULTANT STOCK OPTIONS:

     Stock options granted to employees and consultants may include conditions related to achievement of performance goals. A compensation committee of the board of directors will determine the form, level and method of payment of such options.

     Stock options granted under the Plan are subject to conditions established by the compensation committee. The board of directors of the Company may terminate the plan at any time, subject to certain limitations. Unless otherwise terminated, the Plan will terminate in December 2005. The notes to the balance sheet summarize the provisions of the Plan. The Plan document is controlling at all times.

                                      F-21

                             GEOSCIENCE CORPORATION
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1995

                                                                                                   Pro Forma
                                       Geoscience                    Pro Forma Adjustments          For The
                                       Corporation    Combined     -------------------------     Reorganization
                                        March 28,    Predecessor      For The       For The         And The
                                          1996        Entities     Reorganization   Offering        Offering
                                       -----------   -----------   --------------   --------     --------------
                                                                    (In Thousands)
ASSETS
Current assets:
     Cash and cash equivalents.......    $     1       $ 1,668         $--          $  --           $  1,669
     Receivables.....................     --            28,291         --              --             28,291
     Inventories.....................     --            32,916         --              --             32,916
     Other...........................     --             2,508         --              --              2,508
                                       -----------   -----------      -------       --------     --------------
           Total current assets......          1        65,383         --              --             65,384
Property, plant and equipment........     --            22,550         --              --             22,550
Long-term receivables................     --             2,990         --              --              2,990
Other assets.........................        500         7,967         --               (500)(a)       7,967
                                       -----------   -----------      -------       --------     --------------
           Total assets..............    $   501       $98,890         $--          $   (500)       $ 98,891
                                       ===========   ===========      =======       ========     ==============
LIABILITIES
Current liabilities:
     Notes payable and current
        maturities of long-term
        debt.........................    $--           $11,681         $--          $(10,163)(a)    $  1,518
     Accounts payable................     --            11,370         --              --             11,370
     Unearned revenue................     --             5,897         --              --              5,897
     Taxes on income.................     --               482         --              --                482
     Payable to Tech-Sym
        Corporation..................     --            23,554         --            (17,237)(a)       6,317
     Other accrued liabilities.......        500         6,238         --               (500)(a)       6,238
                                       -----------   -----------      -------       --------     --------------
           Total current
             liabilities.............        500        59,222         --            (27,900)         31,822
Long-term debt.......................     --             5,386         --              --              5,386
Other liabilities and deferred
  credits............................     --             1,014         --              --              1,014
                                       -----------   -----------      -------       --------     --------------
           Total liabilities.........        500        65,622                       (27,900)         38,222
                                       -----------   -----------      -------       --------     --------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDER'S INVESTMENT
Preferred stock -- 5,000,000 shares
  authorized, $.01 par value, no
  shares issued......................     --            --             --              --            --
Common stock -- 35,000,000 shares
  authorized, $.01 par value, 100,000
  shares issued......................          1             1             75(a)        20(a)             97
Additional capital...................     --             4,553            (75)(a)   27,380(a)         31,858
Accumulated earnings.................     --            28,930         --              --             28,930
Cumulative translation adjustments...     --              (216)        --              --               (216)
                                       -----------   -----------      -------       --------     --------------
           Total shareholder's
             investment..............          1        33,268         --             27,400          60,669
                                       -----------   -----------      -------       --------     --------------
           Total liabilities and
             shareholder's
             investment..............    $   501       $98,890         $--          $   (500)       $ 98,891
                                       ===========   ===========      =======       ========     ==============
Common shares outstanding............        100                        7,600          2,000           9,700
                                       ===========   ===========      =======       ========     ==============

     The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                                      F-22

                             GEOSCIENCE CORPORATION
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1996

                                                                                                   Pro Forma
                                                                     Pro Forma Adjustments          For The
                                                      Combined     -------------------------     Reorganization
                                       Geoscience    Predecessor      For The       For The         And The
                                       Corporation    Entities     Reorganization   Offering        Offering
                                       -----------   -----------   --------------   --------     --------------
                                                                    (In Thousands)
ASSETS
Current assets:
     Cash and cash equivalents.......    $     1      $      381       $--          $  --           $    382
     Receivables.....................     --              30,897       --              --             30,897
     Inventories.....................     --              35,351       --              --             35,351
     Other...........................     --               1,049       --              --              1,049
                                       -----------   -----------      -------       --------     --------------
           Total current assets......          1          67,678       --              --             67,679
Property, plant and equipment........     --              23,875       --              --             23,875
Long-term receivables................     --               2,739       --              --              2,739
Other assets.........................        500           8,909       --               (500)(a)       8,909
                                       -----------   -----------      -------       --------     --------------
           Total assets..............    $   501      $  103,201       $--          $   (500)       $103,202
                                       ===========   ===========      =======       ========     ==============
LIABILITIES
Current liabilities:
     Notes payable and current
        maturities of long-term
        debt.........................    $--          $   13,004       $--          $(12,000)(a)    $  1,004
     Accounts payable................     --               7,784       --              --              7,784
     Unearned revenue................     --               5,680       --              --              5,680
     Taxes on income.................     --                 577       --              --                577
     Payable to Tech-Sym
        Corporation..................     --              29,455       --            (15,400)(a)      14,055
     Other accrued liabilities.......        500           6,726       --               (500)(a)       6,726
                                       -----------   -----------      -------       --------     --------------
           Total current
             liabilities.............        500          63,226       --            (27,900)         35,826
Long-term debt.......................     --               5,260       --              --              5,260
Other liabilities and deferred
  credits............................     --               1,188       --              --              1,188
                                       -----------   -----------      -------       --------     --------------
           Total liabilities.........        500          69,674                     (27,900)         42,274
                                       -----------   -----------      -------       --------     --------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDER'S INVESTMENT
Preferred stock -- 5,000,000 shares
  authorized, $.01 par value, no
  shares issued......................     --             --            --              --            --
Common stock -- 35,000,000 shares
  authorized, $.01 par value, 100,000
  shares issued......................          1               1           75(a)        20(a)             97
Additional capital...................     --               4,553          (75)(a)   27,380(a)         31,858
Accumulated earnings.................     --              29,304       --              --             29,304
Cumulative translation adjustments...     --                (331)      --              --               (331)
                                       -----------   -----------      -------       --------     --------------
           Total shareholder's
             investment..............          1          33,527       --             27,400          60,928
                                       -----------   -----------      -------       --------     --------------
           Total liabilities and
             shareholder's
             investment..............    $   501      $  103,201       $--          $   (500)       $103,202
                                       ===========   ===========      =======       ========     ==============
Common shares outstanding............        100                        7,600          2,000           9,700
                                       ===========   ===========      =======       ========     ==============

     The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                                      F-23

                             GEOSCIENCE CORPORATION
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (In thousands except per share amounts)

                                                                                                  Pro Forma
                                                                     Pro Forma Adjustments         For The
                                                      Combined     -------------------------    Reorganization
                                       Geoscience    Predecessor      For The       For The        And The
                                       Corporation    Entities     Reorganization   Offering       Offering
                                       -----------   -----------   --------------   --------    --------------
Revenue:
     Equipment sales.................    $--           $67,470         $--          $  --          $ 67,470
     Software sales..................     --             9,654         --              --             9,654
     Maintenance and other...........     --             7,101         --              --             7,101
                                       -----------   -----------      -------       --------    --------------
                                          --            84,225         --              --            84,225
                                       -----------   -----------      -------       --------    --------------
Cost of revenue:
     Cost of equipment sales.........     --            39,886         --              --            39,886
     Cost of software sales..........     --             1,012         --              --             1,012
     Cost of maintenance and other...     --             3,077         --              --             3,077
                                       -----------   -----------      -------       --------    --------------
                                          --            43,975         --              --            43,975
                                       -----------   -----------      -------       --------    --------------
     Gross profit....................     --            40,250         --              --            40,250
                                       -----------   -----------      -------       --------    --------------
Expenses:
     Selling, general and
        administrative expense.......     --            21,038            250(b)       --            21,288
     Research and development
        expense......................                   12,827         --              --            12,827
     Interest expense................     --             2,005         --             (1,695)(b)         310
     Interest and other income,
        net..........................     --            (1,415)        --              --            (1,415)
                                       -----------   -----------      -------       --------    --------------
                                          --            34,455            250         (1,695)        33,010
                                       -----------   -----------      -------       --------    --------------
           Income from continuing
             operations before income
             taxes...................     --             5,795           (250)         1,695          7,240
Provision for income taxes...........     --             1,816            (88)(c)        593(c)       2,321
                                       -----------   -----------      -------       --------    --------------
           Income from continuing
             operations..............     --             3,979           (162)         1,102          4,919
Discontinued operations:
     Loss from operations of
        discontinued Syntron Pressure
        Controls division less
        applicable income tax
        benefits.....................     --              (435)        --              --              (435)
     Loss on disposal of Syntron
        Pressure Controls division
        less applicable income tax
        benefits.....................     --              (144)        --              --              (144)
                                       -----------   -----------      -------       --------    --------------
           Net income................    $--           $ 3,400         $ (162)      $  1,102       $  4,340
                                       ===========   ===========      =======       ========    ==============
Earnings (loss) per common share:
     Continuing operations...........                                                              $    .51
     Discontinued operations.........                                                                  (.06)
                                                                                                --------------
     Net earnings per common share...                                                              $    .45
                                                                                                ==============
Weighted average common shares
  outstanding........................                                                                 9,700
                                                                                                ==============

     The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                                      F-24

                             GEOSCIENCE CORPORATION
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                    (In thousands except per share amounts)

                                                                                                  Pro Forma
                                                                     Pro Forma Adjustments         For The
                                                      Combined     -------------------------    Reorganization
                                       Geoscience    Predecessor      For The       For The        And The
                                       Corporation    Entities     Reorganization   Offering       Offering
                                       -----------   -----------   --------------   --------    --------------
Revenue:
     Equipment sales.................    $--           $20,269         $--          $  --          $ 20,269
     Software sales..................     --             2,459         --              --             2,459
     Maintenance and other...........     --             2,022         --              --             2,022
                                       -----------   -----------      -------       --------    --------------
                                          --            24,750         --              --            24,750
                                       -----------   -----------      -------       --------    --------------
Cost of revenue:
     Cost of equipment sales.........     --            12,421         --              --            12,421
     Cost of software sales..........     --               335         --              --               335
     Cost of maintenance and other...     --               675         --              --               675
                                       -----------   -----------      -------       --------    --------------
                                          --            13,431         --              --            13,431
                                       -----------   -----------      -------       --------    --------------
     Gross profit....................     --            11,319         --              --            11,319
                                       -----------   -----------      -------       --------    --------------
Expenses:
     Selling, general and
        administrative expense.......     --             6,713             63(b)       --             6,776
     Research and development
        expense......................                    3,491         --              --             3,491
     Interest expense................     --               601         --               (424)(b)         177
     Interest and other income,
        net..........................     --               (36)        --              --               (36)
                                       -----------   -----------      -------       --------    --------------
                                          --            10,769             63           (424)        10,408
                                       -----------   -----------      -------       --------    --------------
           Income before income
             taxes...................     --               550            (63)           424            911
Provision for income taxes...........     --               176            (22)(c)        148(c)         302
                                       -----------   -----------      -------       --------    --------------
           Net Income................    $--           $   374         $  (41)      $    276       $    609
                                       ===========   ===========      =======       ========    ==============
Earnings per common share............                                                              $    .06
                                                                                                ==============
Weighted average common shares
  outstanding........................                                                                 9,700
                                                                                                ==============

     The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                                      F-25

                             GEOSCIENCE CORPORATION
            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                             AND INCOME STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     GeoScience Corporation (GeoScience) was formed by Tech-Sym Corporation (Tech-Sym) in March 1996 to effect the combination of certain wholly owned subsidiaries of Tech-Sym.

     The unaudited pro forma combined balance sheet and income statement include the accounts as of and for the year ended December 31, 1995 and as of and for the three months ended March 31, 1996 of Syntron, Inc. and subsidiaries (Syntron); CogniSeis Development, Inc. and subsidiaries (CogniSeis); and Symtronix Corporation (Symtronix), (collectively the Combined Predecessor Entities), all of which were subsidiaries of Tech-Sym and gives effect to the Reorganization (described below) and the adjustments and assumptions described herein. The Reorganization will be accounted for as a combination of entities under common control because of the common control of the companies by Tech-Sym and by virtue of the interest exchanged. Accordingly, the net assets acquired in the exchange will be recorded at the historical cost basis of the affiliated predecessor companies.

NOTE 2 -- PRO FORMA ADJUSTMENTS

     The pro forma adjustments reflect the following:

  REORGANIZATION

     a) Reflects the contribution by Tech-Sym of its ownership interest in Syntron, CogniSeis, and Symtronix to GeoScience in exchange for 7,600,000 shares of Common Stock. As a result, GeoScience will be parent company of the Combined Predecessor Entities.

     b) Reflects additional incremental costs of GeoScience and the Combined Predecessor Entities for legal, accounting, and related costs which will result from the entities operating separately from Tech-Sym.

     c)  Reflects tax effect of pro forma adjustments on earnings.

  OFFERING

     a) Reflects the net proceeds from the proposed public offering of 2,000,000 shares and the use of proceeds to repay notes payable with the remaining amount used to reduce the payable to Tech-Sym.

     b) Reflects the reduction in interest expense resulting from the use of proceeds from the proposed public offering to repay indebtedness.

     c)  Reflects tax effect of pro forma adjustments on earnings.

NOTE 3 -- PRO FORMA EARNINGS (LOSS) PER COMMON SHARE

     Earnings (loss) per common share presented in the Unaudited Pro Forma Consolidated Statements of Income gives affect to the issuance of 9,700,000 shares of GeoScience common stock -- 7,700,000 in connection with the formation of GeoScience and the Reorganization and 2,000,000 in connection with the Offering -- and gives effect to the pro forma adjustments to expenses and taxes described in Note 2 above.

                                      F-26

                             GEOSCIENCE CORPORATION
            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                      AND INCOME STATEMENTS -- (CONTINUED)

     The following table presents historical pro forma earnings per share of the combined predecessor companies assuming pro forma shares outstanding of 7,700,000 reflecting the Reorganization and pro forma shares outstanding of 9,700,000 after the offering. Earnings per share presented below do not reflect pro forma adjustments to expenses and taxes described in Note 2 above.

                                                                                    For The Three Months Ended March 31,
                                         For The Year Ended December 31, 1995                       1996
                                        ---------------------------------------    ---------------------------------------
                                                                 Historical                                 Historical
                                           Historical          Pro Forma For          Historical          Pro Forma For
                                        Pro Forma For The    The Reorganization    Pro Forma For The    The Reorganization
                                         Reorganization       And The Offering      Reorganization       And The Offering
                                        -----------------    ------------------    -----------------    ------------------
Pro forma earnings (loss) per common
  share
     From continuing operations......           $ .52                $ .41                 $ .05                $ .04
     From discontinued operations....            (.08)                (.06)             --                   --
                                        -----------------    ------------------    -----------------    ------------------
     Earnings per common share.......           $ .44                $ .35                 $ .05                $ .04
                                        =================    ==================    =================    ==================
Pro forma common shares
  outstanding........................       7,700,000            9,700,000             7,700,000            9,700,000
                                        =================    ==================    =================    ==================

NOTE 4 -- DEFERRED OFFERING COSTS

     The Company has incurred costs totaling $500,000 in connection with a proposed initial public offering of the Company's common stock. The costs have been reflected as deferred offering costs in the accompanying balance sheet as of March 31, 1996. If the offering is successful, the costs will be deducted from the proceeds received from the offering. If the offering is not successful, the costs will be charged to expense in the period a decision is made to terminate the offering. In such event, the costs would be paid by Tech-Sym.

                                      F-27


                                     [LOGO]

                                   GEOSCIENCE
                                   CORPORATION
                             GEOSCIENCE CORPORATION
                             SUPPORTING OUR PRODUCTS
                            AND CUSTOMERS WORLDWIDE

                                     SYNTRON
                     A SUBSIDIARY OF GEOSCIENCE CORPORATION
                                  SYNTRON, INC.
                                  HOUSTON, USA
                               DERBYSHIRE ENGLAND
                                    SINGAPORE
                                  MOSCOW RUSSIA
                                  TANGGU CHINA

                                    COGNISEIS
                     A SUBSIDIARY OF GEOSCIENCE CORPORATION
                           COGNISEIS DEVELOPMENT INC.
                                   HOUSTON USA
                                   BOULDER USA
                                 CALGARY CANADA
                                 CRAWLEY ENGLAND
                                    SINGAPORE
                                  MOSCOW RUSSIA
                                CARACAS VENEZUELA

                                    SYMTRONIX
                     A SUBSIDIARY OF GEOSCIENCE CORPORATION
                              SYMTRONIX CORPORATION
                                   HOUSTON USA
                                  MOSCOW RUSSIA

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                                TABLE OF CONTENTS


                                      PAGE
                                        ----

Prospectus Summary...................     3
Risk Factors.........................     9
The Reorganization...................    13
Dilution.............................    14
Use of Proceeds......................    15
Dividend Policy......................    15
Capitalization.......................    16
Selected Combined Financial Data.....    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    18
Business.............................    24
Management...........................    37
Security Ownership of Management and
  Certain Beneficial Owners..........    46
Relationship with Tech-Sym...........    46
Description of Capital Stock.........    49
Shares Eligible for Future Sale......    52
Underwriting.........................    53
Legal Matters........................    54
Experts..............................    54
Available Information................    54
Index to Combined Financial
  Statements.........................   F-1

                            ------------------------

  UNTIL         , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,000,000 SHARES
                                     [LOGO]

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          MORGAN KEEGAN & COMPANY, INC.
                       HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED
                                 ____, 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an itemization of the estimated costs expected to be incurred in connection with the offer and sale of the securities registered hereby.


Securities and Exchange Commission
  Registration Fee...................  $    12,690
NASD Filing Fee......................        4,180
Nasdaq National Market Listing Fee...       41,750
Printing and Engraving Expenses......      150,000
Blue sky fees and expenses...........       15,000
Legal Fees and Expenses..............      125,000
Accounting Fees and Expenses.........      150,000
Miscellaneous........................        1,380
                                       -----------
     Total...........................  $   500,000
                                       ===========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The NPCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to
(x) any action or suit by or in the right of the corporation against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred, in connection with the defense or settlement believed to be in, or not opposed to, the best interests of the corporation, except that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation and (y) any other action or suit or proceeding against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred, if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, reasonable cause to believe his or her conduct was unlawful. To the extent that a director, officer, employee or agent has been "successful on the merits or otherwise" the corporation must indemnify such person. The articles of incorporation or bylaws may provide that the expenses of officers and directors incurred in defending any such action must be paid as incurred and in advance of the final disposition of such action. The NPCL also permits the Registrant to purchase and maintain insurance on behalf of the Registrants directors and officers against any liability arising out of their status as such, whether or not the Registrant would have the power to indemnify him against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

     The Company's Articles and Bylaws provide that the Company shall, to the fullest extent not prohibited by applicable law, indemnify any director or officer of the Company in connection with certain actions, suits or proceedings, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred. The Company is also required to pay any expenses incurred by a director or officer in defending such an action, in advance of the final disposition of such action. The Company's Articles and Bylaws further provide that, by resolution of the Board of Directors, such benefits may be extended to employees, agents or other representatives of the Company. In addition, the Company's Articles and Bylaws provide that all rights to indemnification and advancement of expenses are deemed to arise out of a contract between the Company and each person to be indemnified which may be evidenced by a separate contract between the Company and each such person.

     The NPCL provides that a corporation's articles of incorporation may contain a provision which eliminates or limits the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that such a provision must not eliminate or limit the liability of a director or officer for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of illegal distributions. The Company's Articles include a provision eliminating the personal liability of directors for breach of fiduciary duty except that such provision will not eliminate or limit any liability which may not be so eliminated or limited under applicable law.

     The Company's Bylaws provide that the Registrant may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents or any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the NPCL.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In connection with the registrant's formation, Tech-Sym Corporation acquired 100,000 shares of the Registrant's common stock, $.01 par value per share (the "Common Stock"), on March 28, 1996. The Registrant issued such shares to Tech-Sym Corporation upon its payment of $1,000 therefor in a transaction exempt under Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits:


         **1.1       --   Form of Underwriting Agreement.
         **3.1       --   Articles of Incorporation of Registrant.
         **3.2       --   Bylaws of Registrant.
         **4.1       --   Specimen Common Stock certificate.
         **5.1       --   Opinion of Andrews & Kurth L.L.P.
        **10.1       --   1996 Equity Incentive Plan.
        **10.2       --   Form of Corporate Services Agreement.
        **10.3       --   Form of Intercompany Credit Agreement.
        **10.4       --   Form of Tax Allocation Agreement.
        **10.5       --   Form of Shareholder Agreement.
        **10.6       --   Form of Stock Restriction and Registration Agreement.
        **10.7       --   Loan Agreement, dated November 30, 1995, between
                          CogniSeis and NationsBank.
        **10.8       --   Loan Agreement, dated December 21, 1990, between
                          Syntron and First Interstate.
        **10.9       --   Sixth Amendment to Loan Agreement, dated as of
                          April 30, 1996, to the December 21, 1990 Loan
                          Agreement, between Syntron and First Interstate.
        **21.1       --   Subsidiaries of the Registrant.
         *23.1       --   Consent of Independent Accountants.
         *23.2       --   Consent of Independent Accountants.

        **23.3       --   Consent of Andrews & Kurth L.L.P.
                          (included in Exhibit 5.1).
        **24.1       --   Power of Attorney (included on signature page).

- ------------

 * Filed herewith

** Previously filed

     (b)  Combined Financial Statement Schedules:

     Schedule II Valuation and Qualifying Accounts and Reserves is included in
Part II of this registration statement on page S-1. All other schedules are omitted because the required information is inapplicable or the information is presented in the Combined Financial Statements or related notes.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 10th day of May, 1996.


                                          GEOSCIENCE CORPORATION

                                          By: /s/ J. RANKIN TIPPINS
                                                  J. Rankin Tippins
                                          Vice President, General Counsel and
                                          Secretary



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AND ON THE 10TH DAY OF MAY, 1996.



              SIGNATURE                                 TITLE                         DATE
- -------------------------------------  ----------------------------------------   -------------
                  *                    Chairman of the Board of Directors         May 10, 1996
          ----------------
          WENDELL W. GAMEL

                  *                    President and Director (principal          May 10, 1996
          ----------------               executive officer)
          RICHARD F. MILES

                  *                    Vice President, Chief Financial Officer    May 10, 1996
          ----------------               and Director (principal financial and
           RAY F. THOMPSON               accounting officer)

      /s/ J. RANKIN TIPPINS            Vice President, General Counsel,           May 10, 1996
          J. RANKIN TIPPINS              Secretary and Director

                  *                    Director                                   May 10, 1996
          ----------------
            W. L. CREECH

                  *                    Director                                   May 10, 1996
          ----------------
         MICHAEL C. FORREST

                  *                    Director                                   May 10, 1996
          ----------------
      CHRISTOPHER C. KRAFT, JR.

*By: /s/J. RANKIN TIPPINS
        J. Rankin Tippins
         Attorney-in-fact

                 GEOSCIENCE CORPORATION AND AFFILIATED ENTITIES
         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                   Charged                           Charged
                                        Balance    To Costs                          To Costs
                                          At         And                   Balance     And
                                       Beginning   Expenses   Deductions   At End    Expenses
             Description                Of 1993      1993        1993      Of 1993     1994
- -----------------------------------------------------------------------------------------------
Reserves deducted from assets:

  Current receivables................    $  77      $  120       $112       $  85     $  813

  Long-term receivables..............        0           0          0           0        246

  Inventory..........................      395       1,135        765         765        385
                                       ---------   --------   ----------   -------   --------

                                         $ 472      $1,255       $877       $ 850     $1,444
                                       =========   ========   ==========   =======   ========



                                                              Charged
                                                              To Costs
                                                    Balance     And                  Balance
                                       Deductions   At End    Expenses  Deductions   At End
             Description                  1994      Of 1994     1995       1995      OF 1995
- --------------------------------------------------------------------------------------------
Reserves deducted from assets:

  Current receivables................    $156      $   742    $  971     $1,053      $   660

  Long-term receivables..............       0          246       160          0          406

  Inventory..........................     113        1,037       275        636          676
                                       ----------   -------   --------  ----------   -------

                                          $269      $ 2,025    $1,406     $1,689     $ 1,742
                                       ==========   =======   ========  ==========   =======

                                       S-1